NOTICE OF 2006 ANNUAL MEETING
PROXY STATEMENT FOR 2006 ANNUAL MEETING
2005 ANNUAL REPORT

Page No.
III.	2005 Annual Report	III-1
	Business	III-1
	NYSE Price Range, Dividends	III-1
	Certifications	III-1
	Management’s Discussion and Analysis of Financial Condition and Results of Operations	III-2
	Consolidated Statements of Income	III-22
	Consolidated Balance Sheets	III-23
	Consolidated Statement of Stockholders’ Equity and Comprehensive Income	III-24
	Consolidated Statements of Cash Flow	III-25
	Notes to Consolidated Financial Statements	III-26
	Report of Management	III-55
	Reports of Independent Registered Public Accounting Firm	III-57
	Selected Financial Data	III-60
	Chairman, Vice Chairman, Chairman Emeritus and Executive Officers and Directors	III-62
	Corporate Data	III-63
Appendix A Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan		III-64

SAUER-DANFOSS INC.

250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 1, 2006

TO OUR STOCKHOLDERS:

The annual meeting of stockholders of Sauer-Danfoss Inc., a Delaware corporation, will be held at Sauer-Danfoss GmbH & Co. OHG, Carl-Legien-Strasse 8, 63073 Offenbach/Main, Germany on Thursday, June 1, 2006, commencing at 8:30 a.m. local time. At the meeting, stockholders will act on the following matters:

1.                To elect ten (10) directors for a term expiring at the annual meeting of stockholders to be held in 2007, and until their respective successors are duly elected and shall qualify.

2.                To approve the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan.

3.                To ratify the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2006.

4.                To transact such other business as may properly come before the meeting or any postponement, adjournment, or adjournments.

Stockholders of record at the close of business on April 7, 2006 are entitled to notice of and to vote at the annual meeting or any postponement, adjournment, or adjournments.

Whether or not you expect to attend the Annual Meeting, please either complete, date, sign, and return the accompanying proxy card in the provided envelope or vote your shares by telephone or via the Internet using the instructions on the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. Even if you have given your proxy, whether by mail, by telephone, or via the Internet, you may still vote in person if you attend the meeting. If your shares are held of record by a broker, bank, or other nominee (“Street Name”) you will need to obtain from the institution that holds your shares and bring to the meeting a proxy issued in your name, authorizing you to vote the shares.

By order of the Board of Directors,

Kenneth D. McCuskey Corporate Secretary

Lincolnshire, Illinois
April 24, 2006

I-1

SAUER-DANFOSS INC.

250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

PROXY STATEMENT

April 24, 2006

GENERAL INFORMATION

Solicitation and Revocability of Proxies

The enclosed proxy is being solicited on behalf of the Board of Directors of Sauer-Danfoss Inc. (the “Company”) for use at the annual meeting of the stockholders to be held on June 1, 2006 (the “Annual Meeting”), and at any postponement, adjournment, or adjournments thereof. Most stockholders have a choice of voting via the Internet, by using a toll-free telephone number, or by completing a proxy card and mailing it in the envelope provided. Check your proxy card or the information forwarded by your bank, broker, or other holder of record to see which options are available to you. Please be aware that if you vote over the Internet, you may incur costs such as telecommunication and Internet access charges for which you will be responsible. The telephone voting facilities and the Internet voting facilities for stockholders of record will be available until 12:00 pm CDT on May 30, 2006, two days prior to the Annual Meeting.

Any proxy given does not affect your right to vote in person at the meeting and may be revoked at any time before it is exercised by notifying Kenneth D. McCuskey, Corporate Secretary, by mail, telegram, or facsimile, by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote) or by appearing at the Annual Meeting in person and voting by ballot. Persons whose shares are held of record by a brokerage house, bank, or other nominee and who wish to vote at the meeting, must obtain from the institution holding their shares a proxy issued in such person’s name.

The Company intends to mail this Proxy Statement and the accompanying proxy on or about April 24, 2006.

Expense of Solicitation

The Company will bear the entire cost of solicitation of proxies, including the preparation, assembly, printing, and mailing of this Proxy Statement, the accompanying proxy and any additional information furnished to stockholders. The Company will reimburse banks, brokerage houses, custodians, nominees, and fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners. In addition to solicitations by mail, officers, other regular employees and directors of the Company may, but without compensation other than their regular compensation, solicit proxies in person or by telephone, facsimile or electronic means. The Company does not expect to pay any compensation for the solicitation of proxies.

Voting of Proxies

All shares entitled to vote and represented by properly completed proxies received prior to the Annual Meeting and not revoked will be voted in accordance with the instructions on the proxy. If no instructions are indicated on a properly completed proxy, the shares represented by that proxy will be voted for the election of the nominees for director designated below, for approval of the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (the “2006 Incentive Plan”) and for ratification of the appointment of KPMG LLP as independent registered public accounting firm of the Company for 2006.

Persons Entitled to Vote

Only holders of common stock of the Company of record as of the close of business on April 7, 2006 are entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, 47,732,779 shares of common stock were outstanding. Holders of common stock are entitled to one (1) vote for each share held on all matters to be voted upon. Shares cannot be voted at the Annual Meeting unless the owner is present in person or represented by proxy. The directors shall be elected by an affirmative vote of a plurality of the shares that are entitled to vote on the election of directors and that are represented at the meeting by stockholders who are present in person or by proxy, assuming a quorum is present. The ten nominees for directors receiving the greatest number of votes at the Annual Meeting will be elected as directors. For all other matters to be voted upon at the Annual Meeting, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for approval.

When a broker or other nominee holding shares for a customer votes on one proposal, but does not vote on another proposal because the broker or nominee does not have discretionary voting power with respect to such proposal and has not received instructions from the beneficial owner, it is referred to as a “Broker Nonvote.”  Properly executed proxies marked “Abstain” or proxies required to be treated as “Broker Nonvotes” will be treated as present for purposes of determining whether there is a quorum at the meeting. Abstentions will be considered shares entitled to vote in the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker Nonvotes are counted towards a quorum, but are not counted for any purpose in determining whether a matter has been approved.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 16, 2006, with respect to shares of common stock of the Company that were owned beneficially by:  (i) each beneficial owner of more than 5% of the outstanding shares of common stock; (ii) each of the directors; (iii) each of the executive officers of the Company named in the Summary Compensation table; and (iv) all executive officers and directors of the Company as a group.

Beneficial Owners, Directors, and Executive Officers	Number of Shares Beneficially Owned (1)		Percent of Outstanding Shares
Klaus Murmann & Co. KG(2)	36,629,787	(3)	76.7%
Danfoss Murmann Holding A/S(4)	35,415,962	(5)	74.2%
Danfoss A/S(4)	35,415,962	(5)	74.2%
Sauer Holding GmbH(2)	36,629,787	(3)	76.7%
Sauer GmbH(2)	10,474,000	(6)	21.9%
Klaus H. Murmann, Director and Chairman Emeritus(2)	36,634,287	(3)	76.7%
Hannelore Murmann(2)	36,634,287	(3)	76.7%
Nicola Keim, Director(2)	36,638,287	(3)	76.8%
Sven Murmann, Director and Vice Chairman(2)	36,638,287	(3)	76.8%
Ulrike-Murmann-Knuth(2)	36,629,787	(3)	76.7%
Jan Murmann(2)	36,629,787	(3)	76.7%
Anja Murmann-Mbappe(2)	36,629,787	(3)	76.7%
Brigitta Zoellner(2)	36,629,787	(3)	76.7%
Christa Zoellner(2)	36,629,787	(3)	76.7%
David J. Anderson, Director, President and Chief Executive Officer	150,098	(7)	*
James R. Wilcox, Executive Vice President and Chief Operating Officer	137,323		*
Karl J. Schmidt, Executive Vice President and Chief Financial Officer	28,062		*
Hans J. Cornett, Executive Vice President—Sales and Marketing	23,715		*
Thomas K. Kittel, Vice President—Propel Products	197,520		*
Jørgen Clausen, Director and Chairman	65,500		*
Ole Steen Andersen, Director	7,500		*
Johannes F. Kirchhoff, Director	8,900		*
Hans Kirk, Director	7,500		*
F. Joseph Loughrey, Director	9,500	(8)	*
Steven H. Wood, Director	4,500		*
All directors and executive officers as a group (20 persons)	37,409,663	(9)	78.4%

*                    Represents less than 1%.

(1)          Unless otherwise indicated in the following notes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. The following footnotes describe those shares which are beneficially owned by more than one person listed above.

(2)          The mailing address for each of these entities and persons is c/o Sauer Holding GmbH, Krokamp 35, 24539 Neumünster, Federal Republic of Germany.

(3)          These shares include 10,474,000 shares owned directly by Sauer GmbH, a German limited liability company, 7,613,825 shares owned directly by Sauer Holding GmbH, a German limited liability company (“Sauer Holding”), 300,000 shares over which Sauer Holding possesses shared voting power but no dispositive power and over which Klaus H. Murmann and Hannelore Murmann possess shared voting and dispositive power, and 18,241,962 shares owned directly by Danfoss Murmann Holding A/S (the “Holding Company”). Sauer GmbH possesses only shared dispositive power and no voting power over 10,361,500 of the shares which it owns directly, as to which an irrevocable voting proxy (the “Voting Proxy”) has been granted to the Holding Company. Sauer Holding possesses only shared voting and dispositive power over 6,812,500 of the shares which it owns directly. As a result of its 100% ownership of Sauer GmbH, Sauer Holding has shared voting and dispositive power over 112,500 of the shares owned directly by Sauer GmbH. As a result of its 50% voting power over the Holding Company, Sauer Holding has shared voting and dispositive power over the 18,241,962 shares owned directly by the Holding Company and over the 10,361,500 shares owned directly by Sauer GmbH that are subject to the Voting Proxy. Sauer Holding disclaims beneficial ownership of the 28,715,962 shares directly owned in the aggregate by Sauer GmbH and the Holding Company. As a result of its 100% ownership of Sauer Holding, Klaus Murmann & Co. KG, a German partnership (“Murmann KG”), has shared voting and dispositive power over 36,329,787 shares owned in the aggregate by Sauer GmbH, Sauer Holding, and the Holding Company. Klaus H. Murmann and Hannelore Murmann, as the general partners of Murmann KG, and Nicola Keim, Sven Murmann, Ulrike Murmann-Knuth, Anja Murmann-Mbappe, Jan Murmann, Brigitta Zoellner and Christa Zoellner, as limited partners of Murmann KG who share the power to vote on investment decisions, also have shared voting and dispositive power over these 36,329,787 shares. Murmann KG, Klaus H. Murmann, Hannelore Murmann, Nicola Keim, Sven Murmann, Ulrike Murmann-Knuth, Anja Murmann-Mbappe, Jan Murmann, Brigitta Zoellner and Christa Zoellner each disclaim beneficial ownership of these 36,329,787 shares owned directly in the aggregate by Sauer GmbH, Sauer Holding, and the Holding Company. Murmann KG, by virtue of its 100% ownership of Sauer Holding, has shared voting, but no dispositive, power over 300,000 shares over which Sauer Holding has shared voting, but no dispositive, power. Nicola Keim, Sven Murmann, Ulrike Murmann-Knuth, Anja Murmann-Mbappe, Jan Murmann, Brigitta Zoellner, and Christa Zoellner, as limited partners of Murmann KG who share the power to vote on investment decisions, have shared voting power over these 300,000 shares. Klaus H. Murmann and Hannelore Murmann have shared voting and dispositive power over these 300,000 shares. Sauer Holding, Murmann KG, Klaus H. Murmann, Hannelore Murmann, Nicola Keim, Sven Murmann, Ulrike Murmann-Knuth, Anja Murmann-Mbappe, Jan Murmann, Brigitta Zoellner, and Christa Zoellner each disclaim beneficial ownership of these 300,000 shares. Hannelore Murmann further disclaims beneficial ownership of 4,500 shares owned directly by Klaus H. Murmann.

(4)          The mailing address for each of these entities is DK-6430 Nordborg, Denmark.

(5)          These shares include 18,241,962 shares owned directly by the Holding Company. As a result of its 50% voting power over the Holding Company, Danfoss A/S has shared voting and dispositive power over these shares. These shares also include 10,361,500 shares owned directly by Sauer GmbH that are subject to the Voting Proxy. The Holding Company has sole voting power, but no dispositive power (sole or shared), over these shares. Danfoss A/S has shared voting and dispositive power over these shares. These shares also include 6,812,500 shares owned directly by Sauer Holding, as to which the Holding Company and Danfoss A/S have shared voting and dispositive power. The Holding Company disclaims beneficial ownership of 6,812,500 of these shares. Danfoss A/S disclaims beneficial ownership of all 35,415,962 of these shares.

(6)          These shares are owned directly by Sauer GmbH but, pursuant to the Voting Proxy, Sauer GmbH has neither sole nor shared voting or dispositive power over 10,361,500 of these shares.

(7)          Mr. Anderson disclaims beneficial ownership with respect to 49,000 of these shares which are owned directly by his wife.

(8)          Mr. Loughrey disclaims beneficial ownership with respect to 3,000 of these shares which are owned directly by his wife.

(9)          Includes stock owned by the spouses and children of certain directors and executive officers.

GOVERNANCE OF THE COMPANY

The Company’s Board of Directors (the “Board”), currently has ten members, three of whom meet the New York Stock Exchange standard for independence. The Board has an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. All members of the Audit Committee and Compensation Committee are independent directors, but the two members of the Nominating Committee are not independent. The corporate governance listing standards of the New York Stock Exchange provide that a company of which more than 50% of the voting power is held by an individual, a group or another company (a “controlled company”) need not comply with the Exchange’s listing standards requiring that a majority of the Board be independent and that listed companies have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses specific items. The Company considers itself to be a controlled company because approximately 74.2% of the voting power of the Company’s common stock is owned or controlled by Danfoss Murmann Holding A/S. Accordingly, the Company has elected to utilize the exemption from the requirement that a majority of the Board be independent and from the provisions relating to a nominating/corporate governance committee.

The Board held four meetings during 2005. Each director attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which the directors served during 2005. It is the policy of the Board that each director of the Company is expected to attend annual meetings of the stockholders of the Corporation, it being understood, however, that a director infrequently may be unable to attend annual meetings of the stockholders of the Company due to illness, a previously scheduled meeting of importance or other irreconcilable conflict. All of the directors attended the Company’s annual stockholders meeting in April of 2005.

The non-management directors of the Company have adopted a schedule to meet in private session at the end of each regular meeting of the Board without any management director or executive officer being present. The non-management directors have also adopted the policy that the Chairman of the Board, or in his absence, the Vice Chairman, shall preside at all such meetings. In addition, at least once a year, only independent, non-employee directors shall meet in private session.

Basis for Board Determination of Independence of Directors

The Board has adopted Corporate Governance Guidelines (the “Guidelines”), that provide, among other things, that at least three directors must be independent. The Guidelines can be viewed on the Company’s website at www.sauer-danfoss.com, and the Company will mail without charge, a copy of the Guidelines upon written request to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010. To be considered “independent” under the Guidelines, a person must be determined by the Board to have no material relations, directly or indirectly, with the Company or its affiliates or any other director or elected officer of the Company, and must otherwise be independent as that term is defined under the listing standards of the New York Stock Exchange, but also without the appearance of any conflict in serving as a director. In addition to applying these guidelines, the Board shall consider all relevant facts and circumstances in making an independence determination.

The Board undertook its annual review of director independence with respect to the three persons considered independent at its meeting on February 22, 2006. The Board determined whether the three persons under consideration met the objective listing standards of the New York Stock Exchange regarding the definition of “independent director,” which standards provide that a director is not independent if:

•       The director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company.

•       The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

•       (A)  The director or an immediate family member is a current partner of a firm that is the Company’s internal or external auditor; (B) the director is a current employee of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company’s audit within that time.

•       The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company’s present executive officers at the same time serves or served on that Company’s compensation committee.

•       The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

The Board also considered whether there were any other transactions or relations between each of said three persons or any member of his immediate family and the Company and its subsidiaries and affiliates that would affect the independence of such persons and concluded that there were none.

As a result of its review, the Board affirmatively determined that Johannes F. Kirchhoff, F. Joseph Loughrey and Steven H. Wood are independent of the Company and its management under the standards set forth in the Guidelines.

Executive Committee

The Executive Committee possesses all of the powers of the Board, except for certain powers specifically reserved by Delaware law to the Board. The Executive Committee held two meetings and acted one additional time by unanimous written consent during 2005. Jørgen M. Clausen, Sven Murmann and David J. Anderson are the current members of the Executive Committee.

Audit Committee

The Audit Committee is currently composed of three directors, none of whom is an employee of the Company. The Audit Committee currently consists of Messrs. Wood (Chairman), Kirchhoff and Loughrey. All of the members of the Audit Committee are independent within the meaning of the Securities and Exchange Commission’s (“SEC”) regulations, the current listing standards of the New York Stock Exchange and the Company’s Corporate Governance Guidelines. In addition, the Board has determined that at least one member of the Audit Committee meets the New York Stock Exchange listing standard of having accounting or related financial management expertise.

The Board has also determined that Steven H. Wood meets the SEC’s criteria of an “audit committee financial expert.”  Mr. Wood’s extensive background and experience includes presently serving as Vice President and Corporate Controller of Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry, and formerly serving as Executive Vice President and Chief Financial Officer of Maytag Corporation. Prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. Mr. Wood is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A of the SEC’s rules under the Securities Exchange Act of 1934.

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm. The Committee also reviews the scope of the annual audit activities of the independent registered public accounting firm and the Company’s internal auditors, reviews audit and quarterly results and administers the Worldwide Code of Business Conduct and Lawful Practices and the Code of Ethics. All of the Committee’s duties and responsibilities are set forth in a written Audit Committee Charter. The Charter can be viewed on the Company’s website at www.sauer-danfoss.com and the Company will mail without charge, a copy of the Audit Committee Charter upon written request to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010. The Audit Committee held four meetings and three telephonic meetings during 2005.

Compensation Committee

The Compensation Committee is currently composed of three directors, none of whom is an employee of the Company. The Compensation Committee reviews and determines the salaries of the executive officers of the Company and administers the Company’s Annual Officer Performance Incentive Plan, the 1998 Long-Term Incentive Plan, the 2006 Omnibus Incentive Plan, the Deferred Compensation Plan for Selected Employees, the 409A Deferred Compensation Plan for Selected Employees, and the Supplemental Executive Savings & Retirement Plan. All of the duties of the Compensation Committee are set forth in a written Charter adopted by the Board in March 2004, and Amended and Restated as of April 27, 2005, which can be viewed on the Company’s website at www.sauer-danfoss.com and the Company will mail without charge, a copy of the Compensation Committee Charter upon written request to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa 50010. The Compensation Committee held four meetings in 2005. The current members of the Compensation Committee are Messrs. Kirchhoff (Chairman), Loughrey and Wood, all of whom are independent as defined under the current listing standards of the New York Stock Exchange.

Nominating Committee

The current members of the Nominating Committee are Messrs. Clausen and Klaus Murmann, neither of whom is independent under the New York Stock Exchange’s current listing standards. The Nominating Committee recommends to the Board proposed nominees whose election at the next annual meeting of stockholders will be recommended by the Board. The Nominating Committee acted once by unanimous written consent in 2005. The Nominating Committee does not currently have a written charter, but does follow the guidelines described in the following section.

Consideration of Nominees, Qualifications and Procedures

The Nominating Committee of the Board adopted the policy in March 2004 that it will consider qualified candidates for director that are suggested by stockholders. Stockholders can recommend qualified candidates for director by writing to:  Nominating Committee, Attention: Kenneth D. McCuskey,

Corporate Secretary, Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010. Recommendations should set forth detailed information regarding the candidate, including the person’s background, education, business, community and educational experience, other Boards of Directors of publicly held corporations on which the candidate currently serves or has served in the past and other qualifications of the candidate to serve as a director of the Company. All recommendations must be received by January 1 in order to be considered as a nominee for director at the annual meeting of stockholders to be held in such year. Recommendations that are received that meet the conditions set forth above shall be forwarded to the Nominating Committee for further review and consideration.

The Nominating Committee is responsible for recommending to the full Board of Directors nominees for election as directors. In evaluating director nominees, the Nominating Committee shall consider, among other things, the following factors:

•       The needs of the Company with respect to the particular talents and experience of its directors;

•       The extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board;

•       The ability of the candidate to represent the interests of the stockholders of the Company;

•       The candidate’s standards of integrity, commitment and independence of thought and judgment;

•       The candidate’s ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties as a director of the Company, taking into account the candidate’s services on other boards, including public and private company boards as well as not-for-profit boards, and other business and professional commitments of the candidate;

•       The knowledge, skills and experience of the candidate, including experience in the Company’s industry, business, finance, administration or public service, in light of prevailing business conditions;

•       Experience with accounting rules and practices;

•       Familiarity with national and international business matters; and

•       The desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

The Nominating Committee will also consider such other relevant factors as it deems appropriate, including the current composition of the Board, the need for independent directors, the need for Audit Committee expertise and the evaluations of other candidates. Other than considering the factors set forth above, there shall be no stated minimum criteria for director nominees.

The Nominating Committee will identify candidates by first evaluating the current members of the Board of Directors willing to continue in service. If any member of the Board does not wish to continue in service or if the Nominating Committee or the Board decides not to re-nominate a member for election to the Board, the Nominating Committee shall identify the desired skills and experience of a new candidate in light of the factors set forth above. Current members of the Board of Directors may be polled for suggestions as to individuals meeting the criteria of the Nominating Committee, and qualified candidates recommended by stockholders shall be considered. Research may be performed to identify qualified individuals. The Nominating Committee may, but shall not be required to, engage third parties to identify or evaluate or assist in identifying potential candidates. The Nominating Committee has from time to time utilized an executive search firm to assist in identifying potential candidates.

In connection with its evaluation of candidates, the Nominating Committee shall determine which, if any, candidates shall be interviewed, and if warranted, one or more members of the Nominating Committee, and others as appropriate, shall interview prospective candidates in person or by telephone. After completing this evaluation and interview process, the Nominating Committee shall make a recommendation to the full Board of Directors as to the persons who should be nominated by the Board of Directors.

Agreement Regarding Nominees for Director

Entities and persons under the control of Klaus H. Murmann, Chairman Emeritus and a director of the Company (the “Murmann Family”) and Danfoss A/S (“Danfoss”) have entered into an agreement regarding their ownership of the common stock owned by Danfoss Murmann Holding A/S (the “Holding Company Agreement”). Pursuant to the Holding Company Agreement, the Murmann Family and Danfoss will each identify for recommendation to the Company’s Nominating Committee three candidates for Director who may be associated with the Murmann Family or Danfoss. In addition, the Murmann Family and Danfoss will each identify for recommendation two additional candidates for Director. One such candidate recommended by the Murmann Family will be the Company’s Chief Executive Officer and President and the remaining three such candidates must be independent from and not associated or affiliated with the Murmann Family or Danfoss. With respect to the current nominees for election as Directors, Klaus H. Murmann, Nicola Keim and Sven Murmann were recommended by the Murmann Family and Messrs. Ole Steen Andersen, Clausen and Kirk were recommended by Danfoss.

Stockholder Communications with the Board

The Corporate Governance Guidelines of the Company set forth the method by which stockholders may  communicate with the Board. Stockholders and other parties interested in communicating directly with the Chairman of the Board or with the non-management directors as a group or with the entire Board of Directors as a group or with an individual director may do so in writing addressed to such person or group at: Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010, Attn: Corporate Secretary. The Corporate Secretary shall review all such correspondence and shall forward all those not deemed frivolous, threatening or otherwise inappropriate to each member of the group or to the individual director to whom the correspondence is directed. The Corporate Secretary shall maintain a log of all correspondence received by the Corporation that is addressed to members of the Board and directors may at any time review such log and request copies of any such correspondence. Letters containing concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Company’s internal Corporate Counsel and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Code of Conduct and Code of Ethics

The Company has had a code of conduct in effect for a number of years. The current version, the Sauer-Danfoss Inc. Worldwide Code of Legal and Ethical Business Conduct (the “Code of Conduct”) was adopted by the Board in September 2002. The Code of Conduct applies to every employee, agent, representative, consultant and director of the Company. The Code of Conduct  requires that the Company’s employees, agents, representatives, consultants and directors avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company’s best interests.

Overall administration of the Code of Conduct is the responsibility of the Audit Committee and the day-to-day administration of the Code of Conduct is the responsibility of the Corporate Business Conduct Committee that assists the Company’s employees in complying with the requirements of the Code of

Conduct. Employees are encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct.

The Company has also adopted the Sauer-Danfoss Inc. Code of Ethics for Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller and Other Senior Finance Staff (the “Code of Ethics”). The Code of Ethics is intended to comply with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and regulations of the SEC. The Code of Ethics is intended to promote honesty and integrity, the avoidance of conflicts of interests, full, accurate, and timely disclosure of financial reports, and compliance with laws and regulations and other matters.

The Code of Conduct and the Code of Ethics are posted on the Company’s website at www.sauer-danfoss.com. The Company will mail without charge, upon written request, a copy of the Code of Conduct and/or Code of Ethics. Requests should be sent to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13th Street, Ames, Iowa  50010.

Compensation of Directors

Directors who are not employees of the Company receive quarterly retainers of $6,500 ($26,000 per annum), plus $1,500 for each Board meeting attended and $750 for participation in a telephonic meeting, together with expenses relating to their duties as directors. Each non-employee director also receives an annual retainer of $7,000 for each Committee of the Board on which such director serves as a member. The Vice Chairman receives a total quarterly retainer of $10,000 ($40,000 per annum) and the Chairman receives a total quarterly retainer of $20,000 ($80,000 per annum).

Pursuant to the Non-Employee Director Stock Option and Restricted Stock Plan, the Board has determined that following each annual meeting of stockholders, each non-employee director shall receive 1,500 shares of Restricted Common Stock of the Company. All shares of Restricted Common Stock of the Company will vest on the third anniversary of the date of grant. The non-employee directors will have voting and dividend rights with respect to the Restricted Common Stock, but the Restricted Common Stock will be forfeited upon termination of service from the Board for any reason prior to the third anniversary of the grant, unless otherwise determined by the Board in its discretion.

Related Party Transaction

The Company contributed $348,000 in January 2005 to the Danfoss Universe Park (“Danfoss Universe”), which is a science park located in Nordborg, Denmark that will demonstrate the value of and relationships between science, technology and quality of life. The principal sponsor of Danfoss Universe is the Bitten and Mads Clausen Foundation, which is the principal shareholder of Danfoss A/S, which is a 50% owner of Danfoss Murmann Holding A/S that is the beneficial owner of approximately 74.2% of the common stock of the Company. Jørgen Clausen, Chairman and a director of the Company, and Ole Steen Andersen and Hans Kirk, directors of the Company, are executive officers of Danfoss A/S and members of its Executive Committee. Sven Murmann, Vice Chairman and a director of the Company, is a director of Danfoss A/S. The funds contributed by the Company will be used to finance two exhibits that will demonstrate hydraulic power and the use thereof by the Company’s products. The Audit Committee of the Board approved the expenditures.

REPORT OF THE AUDIT COMMITTEE

The information contained in the following report shall not be deemed to be “soliciting material” or “filed” or incorporated by reference in future filings with the Securities Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee of the Board of Directors (the “Board”) of Sauer-Danfoss Inc. (the “Corporation”) acts under the Sauer-Danfoss Inc. Audit Committee Charter, as amended and restated by the Board in February 2006, which Charter provides that the purpose of the Audit Committee is to represent and assist the Board with the oversight of:

•       the accounting, reporting and financial practices of the Corporation, including the integrity of the Corporation’s financial statements;

•       the functioning of the Corporation’s systems of internal accounting and financial controls;

•       the independent registered public accounting firm’s qualifications and independence;

•       the performance of the Corporation’s internal audit functions and the independent registered public accounting firm.

Management has the primary responsibility for the Corporation’s financial statements and the financial reporting process, including the system of internal controls. The full text of the Audit Committee Charter is available under the Corporate Governance section of the Corporation’s website at www.sauer-danfoss.com.

In fulfilling its oversight responsibilities, the Audit Committee has discussed with KPMG LLP (“KPMG”), the Corporation’s independent registered public accounting firm, the overall scope and plans for their audit. The Audit Committee met with both management and KPMG to review and discuss the audited financial statements.

The Audit Committee reviewed with KPMG their judgments as to the quality and acceptability of the Corporation’s accounting principles. The Audit Committee’s review included discussion with KPMG of the matters required to be discussed pursuant to Statement on Auditing Standards No. 61, “Communications With Audit Committees.”

The Audit Committee has received and reviewed the written disclosures and the letter from KPMG required by the Independence Standards Board, Standard No. 1, “Independence Discussions With Audit Committees,” and has discussed with KPMG, among other things, matters relating to its independence. The Audit Committee has also considered the compatibility of the nonaudit services provided by KPMG with its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommends to the Board of Directors that the audited financial statements for the year ended December 31, 2005 be included in the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2005, for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE:

Steven H. Wood, Chairman
Johannes F. Kirchhoff
F. Joseph Loughrey

February 21, 2006

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning total compensation awarded or paid to or earned by the Chief Executive Officer during 2005 and the four other most highly compensated executive officers of the Company, who served in such capacities as of December 31, 2005 (the “Named Executive Officers”), for services rendered to the Company in all capacities during each of the last three fiscal years ended December 31, 2005.

SUMMARY COMPENSATION TABLE

	Annual Compensation								Long Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)		All Other Compensation ($)(1)	Restricted Stock Awards ($)(2)(3)	LTIP Payouts ($)
David J. Anderson	2005	550,000		148,240		—		8,752	—	1,310,619	(4)(5)
President and Chief	2004	503,857	(4)	521,881	(4)(6)	—		664	—	187,043	(7)
Executive Officer	2003	444,369		186,635		—		—	—	—
James R. Wilcox	2005	416,000	(4)	112,237	(4)	—		8,494	—	917,454	(4)(5)
Executive Vice	2004	403,082		337,828		—		8,200	—	238,471	(7)
President and Chief	2003	365,815		153,642		—		8,000	—	—
Operating Officer
Karl J. Schmidt	2005	287,400		77,534		—		8,400	—	655,330	(5)
Executive Vice	2004	277,133		232,574		—		8,200	—	233,803	(7)
President and Chief	2003	321,355	(8)	246,156		98,404	(9)	8,000	—	—
Financial Officer
Hans J. Cornett	2005	254,550		68,669		—		8,400	—	555,772	(5)
Executive Vice	2004	244,876		205,214		—		8,200	—	196,377	(7)
President—Sales	2003	221,609		93,076		—		8,000	—	—
and Marketing
Thomas K. Kittel	2005	260,346	(10)	88,257		—		—	—	293,020	(5)
Vice President—	2004	248,360		125,173		—		—	—	98,887	(7)
Propel Products	2003	208,642		21,907		—		—	—	—

(1)          The amounts shown represent Company contributions to the 401(k) Plan on behalf of all of the Named Executive Officers, except for Mr. Anderson who is not eligible for Company contributions to the 401(k) Plan, provided under the same terms and conditions that apply to U.S. employees generally. The amounts for Mr. Anderson represent above-market amounts earned on deferred compensation during 2004 and 2005. The amount for Mr. Wilcox for 2005 includes $94 in above-market amounts earned on deferred compensation during 2005.

(2)          Performance Units granted in 2005 are set forth below in the table under “Long-Term Incentive Plan Awards”.

(3)          On December 31, 2005, the Named Executive Officers held the following target number of Performance Units with the following value, based on the closing per share price of common stock of the Company on December 31, 2005, of $18.81: Mr. Anderson—77,177 Units with a value of $1,451,699; Mr. Wilcox—60,205 Units with a value of $1,132,456; Mr. Schmidt—41,482 Units with a value of $780,276; Mr. Cornett—36,692 Units with a value of $690,177; and Mr. Kittel—23,927 Units with a value of $450,067. These Units are performance-based target units and, unless otherwise determined by the Committee, are only paid out if and when the performance goals (described below in the table under “Long-Term Incentive Plan Awards”) are satisfied. Each of the Named Executive Officers receives dividend equivalents on the target number of Performance Units.

(4)          Salary, bonus and Long-Term amounts include amounts officers earned but elected to defer until a later year.

(5)          The value shown is the number of vested Performance Units times the $20.26 market price of the Company’s common stock on February 21, 2006, the date the Units vested.  Earned Performance Units were paid 100% in shares of the Company’s common stock, with a sufficient number of shares withheld to cover the Company’s minimum statutory tax withholding requirements.

(6)          Includes a discretionary bonus of $100,000 awarded by the Compensation Committee in recognition of Mr. Anderson’s 2004 performance and to compensate for the fact that the payout to Mr. Anderson under the Special 2002 Performance Unit Award was inappropriately low as it was based on a grant under the LTIP made when Mr. Anderson was not CEO. Mr. Anderson was CEO during the entire performance period for the Special 2002 Performance Unit Award during which the financial results produced a payout of Performance Units at the maximum level.

(7)          Payout of Performance Units awarded under the Company’s 1998 Long-Term Incentive Plan pursuant to Special 2002 Performance Unit Awards granted in March 2004 to replace the original grants made in 2002, based on performance during 2004. The value of each earned Performance Unit was $21.81, which was the market price of a share of the common stock of the Company on December 31, 2004. Messrs. Anderson, Wilcox and Kittel received payment for their earned Performance Units all in cash, which were 8,576 Units for Mr. Anderson, 10,934 Units for Mr. Wilcox and 4,534 Units for Mr. Kittel. Messrs. Schmidt and Cornett each received half of their earned Performance Units in the form of shares of the Company’s common stock and half in cash, with Mr. Schmidt receiving 5,360 shares of the Company’s common stock and Mr. Cornett receiving 4,502 shares of the Company’s common stock.

(8)          Includes two months salary, grossed up for taxes, for relocation allowances for moves to the Chicago area.

(9)          Includes $79,508 in reimbursement for relocation expenses for move to the Chicago area.

(10)   Payments to Mr. Kittel were made in Euros and converted to U.S. dollars for this table using weighted average annual exchange rates for 2003, 2004 and 2005.

Long-Term Incentive Awards

The following table sets forth, for the Named Executive Officers, certain information regarding grants made in 2005 under the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan.

LONG-TERM INCENTIVE PLAN—AWARDS IN LAST FISCAL YEAR

	Number of shares, units or	Performance or other period until	Estimated Future Payouts Under Non-Stock Price-Based Plans(2)
Name and Principal Position	other rights (#)(1)	maturation or payout	Threshold (#)	Target (#)	Maximum (#)
David J. Anderson	35,202	3 Years	17,601	35,202	70,404
President and
Chief Executive Officer
James R. Wilcox	26,625	3 Years	13,313	26,625	53,250
Executive Vice President
and Chief Operating Officer
Karl J. Schmidt	18,395	3 Years	9,198	18,395	36,790
Executive Vice President
and Chief Financial Officer
Hans J. Cornett	16,292	3 Years	8,146	16,292	32,584
Executive Vice President—
Sales and Marketing
Thomas K. Kittel	11,132	3 Years	5,566	11,132	22,264
Vice President—
Propel Products

(1)          Above awards were made in accordance with the terms of the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan. The awards are the target number of Performance Units with the actual number of units to be based on performance. Dividend equivalents are paid on the units at the same rate and at the same time as dividends on the number of shares of common stock equal to the target number of units. Target awards are based upon a percentage of base salary and vary depending upon the individual’s position and responsibilities within the organization.

(2)          Estimated Future Payouts are based upon the Simple Average Actual Return on Net Assets (RONA) as derived from the consolidated financial statements of the Company. For the Performance Period of January 1, 2005 to December 31, 2007, the achievement of 11% RONA will result in payment of the threshold amount (50% of Target); achievement of 15% RONA will result in payment of the Target amount (100% of Target); and achievement of 17% RONA will result in payment of the Maximum amount (200% of Target). The Compensation Committee has determined that the payout of any earned Performance Units reflected in the above table will be paid out 100% in shares, with a number of shares withheld from such payout equal to the value required to satisfy the Company’s minimum statutory tax withholding requirements.

Retirement Plans

U.S. Retirement Plan.   The following table sets forth the estimated annual benefits payable under the Sauer-Danfoss Employees’ Retirement Plan (the “U.S. Retirement Plan”) to participants retiring at a normal retirement date of January 1, 2006, for the specified average annual earnings and years of participation. The benefits have been calculated on the basis of a straight-life annuity.

U.S. RETIREMENT PLAN TABLE

Average Annual	YEARS OF PARTICIPATION
Earnings	15	20	25	30
$150,000	$36,335	$48,457	$60,571	$72,645
$175,000	$43,156	$57,554	$71,943	$86,283
$200,000	$49,977	$66,650	$83,314	$99,921
$225,000	$54,189	$72,267	$90,335	$108,341
$250,000	$54,527	$72,719	$90,899	$109,018
$275,000	$54,527	$72,719	$90,899	$109,018

NOTE:   Compensation shown is for the final year in each calculation. In order to obtain Final Average Compensation, historic salary growth was assumed to have been 5% per year.

Under the U.S. Retirement Plan, the monthly amount of Mr. Anderson’s retirement benefit at his normal retirement date (the date the participant reaches age 65) is calculated pursuant to a formula contained in the plan based on (i) the average of the participant’s highest five-year annual earnings less an offset for Social Security benefits and (ii) the participant’s years of participation in the U.S. Retirement Plan. Messrs. Cornett’s, Schmidt’s and Wilcox’s benefits are provided by a 2% of pay annual credit under the cash balance component of the U.S. Retirement Plan. Mr. Wilcox’s benefit is a combination of the cash balance component and a prior benefit under the retirement plan (7.7 years of prior service).

The U.S. Retirement Plan is a defined benefit pension plan intended to be qualified under Section 401(a) of the Code. Benefits are based only on salary and any sales commissions (the Company currently pays no sales commissions). The current compensation covered by the U.S. Retirement Plan for Messrs. Anderson, Cornett, Schmidt and Wilcox are the amounts set forth under “Salary” in the Summary Compensation Table. No other Named Executive Officer participated in the U.S. Retirement Plan.

Messrs. Anderson, Cornett, Schmidt and Wilcox have completed 21.4, 4.2, 4.0 and 12.7 years of participation, respectively, and their estimated annual U.S. Retirement Plan benefits at their normal retirement dates, assuming their present salaries and present Social Security benefits remain unchanged, would be $113,396, $6,718, $8,709 and $25,779, respectively.

Mr. Kittel participates in the pension plan covering most of the Company’s German employees. The plan is similar in nature to a defined benefit plan in the United States, with the exception that the plan is unfunded. Under the plan, a monthly pension is paid to employees who retire after attaining the age of 65, calculated pursuant to a formula based on (i) a percentage of each employee’s base monthly salary as of the end of October of each year and (ii) the participant’s years of service. Mr. Kittel completed 17 years of service as of December 31, 2005, and assuming that his present salary remains unchanged and that he will retire at age 65, his pension will be $32,264 per year to be paid in Euros.

U.S. Supplemental Plans.   The Code generally limits to $175,000, indexed for inflation, the amount of any annual benefit that may be paid from the U.S. Retirement Plan. Moreover, the U.S. Retirement Plan may consider no more than $220,000 as indexed for inflation, of a participant’s annual compensation in determining that participant’s retirement benefit. In recognition of these two limitations, the Company has adopted a Supplemental Retirement Benefit Plan (the “U.S. Supplemental Plan”). The U.S. Supplemental

Plan is designed to provide supplemental retirement benefits to the extent that a participant’s benefits under the U.S. Retirement Plan are limited by either the $175,000 annual benefit limitation or the $220,000 annual compensation limitation. Under the U.S. Supplemental Plan, however, the actual payment of supplemental benefits is entirely at the discretion of the Company.

At December 31, 2005, Mr. Anderson was a participant in the U.S. Supplemental Plan. The estimated annual supplemental retirement benefit for Mr. Anderson at his normal retirement date at age 65, assuming his present salary until retirement, would be $186,640. No other Named Executive Officer is entitled to benefits under the U.S. Supplemental Plan.

The Company has also adopted an unfunded Supplemental Executive Savings & Retirement Plan (“SESRP”) which provides for Company contributions for certain participants in the Company’s defined contribution retirement plan (the “U. S. 401(k) Plan”) and in the Company’s cash balance component in the U.S. Retirement Plan. Under the U.S. 401(k) Plan, for certain participants, the Company makes base contributions of 2% of eligible compensation and a matching contribution of up to 2% of eligible compensation. The Code and the U.S. 401(k) Plan place certain limitations on participants’ ability to receive Company base or Company matching contributions into the U. S. 401(k) Plan, including the annual limitation on eligible compensation of $220,000, indexed for inflation, and the annual employee elective deferral limitation of $15,000, indexed for inflation. The Code and the U.S. Retirement Plan similarly place certain limitations on participants’ ability to receive 2% compensation credits into the cash balance component of the U.S. Retirement Plan, including the annual limitation on eligible compensation of $220,000, indexed for inflation. Participants whose Company contributions into the U.S. 40l(k) Plan and compensation credits into the cash balance component of the U.S. Retirement Plan are limited by these provisions are eligible to receive supplemental Company credits to the SESRP, to the extent that such contributions are limited. Mr. Anderson is not a participant in the SESRP. Messrs. Cornett, Schmidt and Wilcox are participants in the SESRP and their accrued benefits under the SESRP as of December 31, 2005 are $7,618, $14,082 and $49,057 respectively. The estimated lump sum supplemental retirement benefit under the SESRP for Messrs. Cornett, Schmidt and Wilcox at their normal retirement dates at age 65, assuming their present salaries until retirement, current IRS limits and assumed earnings, would be $38,840, $115,661 and $139,483, respectively. Participants in the SESRP are able to direct a portion of their unfunded account balance into a variety of hypothetical investment alternatives that mirror investment alternatives and returns available under the U.S. 401(k) Plan.

Employment And Severance Arrangements

The Company has entered into employment contracts with Messrs. Anderson, Wilcox, Schmidt, Cornett and Kittel that provide for annual base salaries of not less than $425,000, $350,000, $260,000, $210,000 and Euros 164,626 respectively, along with participation in the Company’s bonus plan, benefit plans and perquisites for which they are currently eligible and in any plans substituted therefore. Each of the named Executives is also eligible for not less than four weeks’ paid vacation in any twelve-month period.

If the Executive terminates the contract for Good Reason, or if the Company terminates the contract without good cause, the contract provides that the termination date shall be no earlier than 30 days following the date on which a notice of termination is delivered. In the event of such termination, the Executive shall be entitled to receive: a) any accrued benefits; b) a pro-rata annual incentive; c) a lump sum payment in cash equal to the Executive’s base salary and target annual incentive opportunity multiplied by one and one-half; d) continuation of medical plan benefits for one year, provided that such benefits would be reduced to the extent comparable medical benefits are made available from a successor employer; and e) executive level career outplacement services.

The contracts contain a change-in-control provision in the event the Executive’s employment is terminated within two years following a change-in-control, unless such termination is: (i) by the Company for cause; (ii) by reason of Death, Disability or Retirement; or (iii) by the Executive without Good Reason, then in lieu of all other benefits provided to the Executive, the Company shall pay to the Executive: (a) any accrued benefits; (b) a pro-rata annual incentive payment; (c) a lump sum payment in cash equal to the Executive’s base salary and target incentive opportunity multiplied by one and one-half; and (d) a lump sum payment in cash equal to ten percent of the Executive’s base salary in lieu of medical plan benefits.

In case of termination due to death, the Executive’s estate or representative shall be entitled to receive any accrued benefits plus a lump sum payment in cash equal to one year’s base salary and a pro-rata incentive amount. For those immediate family members who were participating in the Company’s medical benefit plan as of the date of death, medical benefits shall continue for the one-year period immediately following the date of death.

Should an Executive be incapable of performing his principal duties because of physical or mental incapacity for a period of 180 consecutive days in any 12-month period, they shall be considered disabled and employment terminated. The Executive shall be entitled to:  (a) accrued benefits; (b) a lump sum payment in cash equal to one year’s base salary; (c) the pro-rata annual incentive; and (d) the continuation of medical benefits for one year.

The contracts contain a covenant not to compete for a term of 18 months following termination of the contract. The contracts also contain covenants prohibiting the disclosure of confidential information and developments and the solicitation of customers and employees.

Report of the Compensation Committee

The information contained in the following report shall not be deemed to be “soliciting material” or “filed” or incorporated by reference in future filings with the Securities Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Role of the Compensation Committee

The Compensation Committee of the Board (the “Committee”) establishes and administers the executive compensation program for the Chief Executive Officer and other elected officers of the Company (“Executives”), including base salaries, the Company’s Annual Officer Performance Incentive Plan and the Company’s 1998 Long-Term Incentive Plan. The Committee currently consists of three non-employee directors, who have no interlocking relationships.

During 2005, the Compensation Committee amended and restated its written charter to govern its operations. Committee members have evaluated their performance relative to the charter and have determined that the Committee is in compliance with its Charter. Additional information regarding the role of the Compensation Committee is included in the Committee’s Charter, which is posted on the Company’s website: www.sauer-danfoss.com.

Compensation Philosophy and Objectives

The Committee has adopted a Global Reward Philosophy that contains the following compensation philosophy and objectives as they pertain to Executives:

(a)          Global compensation and benefit programs must help attract, motivate, and retain the people needed to achieve the Company’s business goals and success.

(b)         These programs must support the Company’s vision, core competencies and business values, driving behaviors and performance that enhance the return to Stockholders.

(c)          Such programs should support employee involvement, be market driven, reward success, create shared responsibility, maximize value, be administered with both ethics and integrity and provide balance between the interests of Stockholders and Employees.

The current components of the Company’s executive total compensation program include:

(a)           An annual base salary;

(b)          An annual variable cash performance incentive;

(c)           Long-term stock-based incentives; and

(d)          A competitive benefit package.

These components consider individual performance, the Company’s performance, and market data regarding comparable positions at other companies in similar industries served by the Company.

It is the intent of the Committee to provide to the Company’s Executives a total compensation package that will be targeted at the competitive market median with the opportunity to achieve the 75th percentile through base salary, variable pay, and long-term incentive programs.

Annual Base Salaries

In February 2005 the Committee reviewed and approved annual base salaries effective April 2005 for the Company’s Executives. The Committee based its decision on market survey data and the performance of each Executive.

Variable Cash Performance Incentive

The Committee believes that a substantial portion of the annual compensation of each Executive should be in the form of variable cash performance incentive pay. The Committee approved participation of the Company’s Executives in the Sauer-Danfoss Inc. Annual Officer Performance Incentive Plan for 2005 (“AOPI Plan”). Under the AOPI Plan, a target award is set for each participating Executive and such target award is stated as a percentage of the Executive’s base salary for the year. The incentive opportunity levels are according to the Executive’s position and responsibilities, and are based on achievement of Earnings Before Interest and Taxes (EBIT) and Sales Growth. Actual awards, if any, are based on the extent to which the Company achieves the EBIT and Sales Growth goals. The achievement of 3.6% EBIT, as defined in the Plan, and 10.4% Sales Growth, as defined in the Plan, for the year ended December 31, 2005, resulted in calculated payments of 45% of target.

Long-Term, Stock-Based Incentives

The goal of the Company’s long-term, stock-based incentive awards is to align the interests of Executives with stockholders and to provide each Executive with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. The Committee approved new awards during 2005 of Performance Units as allowed under the terms of the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan (“Long-Term Incentive Plan”). Threshold, Target and Maximum performance-related payouts based on Return on Net Assets (“RONA”) over a three-year performance period were approved. Participation and Target Awards were approved according to the Executive’s position and responsibilities. The Committee has authorized any future payment of any earned Performance Units under the 2005 Performance Unit Award be made 100% in shares, with the understanding that the Company will withhold from any award payout shares having a value limited to the amount needed to satisfy the minimum statutory withholding requirements of the Company or its subsidiary in the appropriate taxing jurisdiction.

The two-year performance period for the Performance Units granted to replace the 2003 grants under the Long-Term Incentive Plan ended December 31, 2005. The two-year average RONA performance was 10.7%, thereby resulting in payment to participants of 180% of the target number of Performance Units awarded. Such earned awards are to be paid in shares of the common stock of the Company, with the Company withholding the amount needed to satisfy the minimum statutory withholding requirements.

Chief Executive Officer (“CEO”) Compensation

The compensation of the CEO is reviewed annually on the same basis as discussed above for all Executives. The Company’s employment contract with Mr. Anderson provides for an annual salary of not less than $425,000. The Committee increased Mr. Anderson’s base salary from $500,000 to $550,000 effective April 4, 2005, which increase was based on Mr. Anderson’s performance and a review of market data. The cash incentive earned by Mr. Anderson for 2005 under the AOPI Plan was $148,240, which was 45% of target. As a result of the Company RONA performance (as discussed above under “Long-Term, Stock-Based Incentive Awards”), Mr. Anderson earned 64,690 Performance Units under the Long-Term Incentive Plan for 2005, valued at $1,310,619 based on the February 21, 2006 closing share value of $20.26.

Deferred Compensation Plan

The Company established the Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees effective January 1, 2004 (the “Deferred Plan”). Pursuant to the Deferred Plan, certain members of management, including the Executives, may elect to defer up to 100% of his or her base compensation and/or annual incentive plan bonus paid by the Company for services rendered during a plan year. The Company maintains an individual bookkeeping account for deferrals made by each participant, and earnings credited to the deferrals. Payments of amounts deferred commence upon retirement or termination from service, unless a participant has made an early payment election, or in the case of severe financial hardship as approved by the Compensation Committee.

The Company has decided to freeze the Deferred Plan effective December 31, 2004 and establish a new nonqualified deferred compensation plan that satisfies the requirements of Section 409A of the Internal Revenue Code, which became effective for deferrals made on and after January 1, 2005. The new nonqualified deferred compensation plan will provide Executives with the same voluntary deferral capabilities but will impose the additional Code Section 409A restrictions on timing of deferral elections, the timing of payment elections, and changes to payment elections.

Deductibility Of Executive Compensation

Internal Revenue Code Section 162(m) limits the deductibility by the Company of compensation in excess of $1,000,000 paid to each of the Named Executive Officers. This limitation applies only to compensation that is not considered performance-based under the Section 162(m) rules. The policy of the Committee is to establish and maintain a compensation program that will optimize the deductibility of compensation. The Committee, however, reserves the right to use its judgment, where merited by the need for flexibility to respond to changing business conditions or by an executive officer’s individual performance, to authorize compensation that may not, in a specific case, be fully deductible by the Company. While the incentive awards discussed above are based on Company performance, they are not considered “performance-based” under the technical Section 162(m) definition. For 2005, the Company recorded $85,000 of nondeductible compensation expense.

COMPENSATION COMMITTEE:
Johannes F. Kirchhoff, Chairman
F. Joseph Loughrey
Steven H. Wood

Performance Graph

The following graph shows a comparison of the cumulative total returns from December 31, 2000 to December 31, 2005, for the Company, the Russell 2000 Index, and the Hemscott, Inc.—Diversified Machinery Index (“Hemscott—Group Index”). The graph assumes that $100 was invested on December 31, 2000 in the Company’s common stock, the Russell 2000 Index and the Hemscott—Group Index, a peer group index, and that all dividends were reinvested.

COMPARE CUMULATIVE TOTAL RETURN
AMONG SAUER-DANFOSS INC.
RUSSELL 2000 INDEX AND HEMSCOTT GROUP INDEX

ITEM 1—ELECTION OF DIRECTORS

The Board of Directors of the Company (the “Board”) has nominated the ten current directors for election. All directors are elected annually.

Each of the ten nominees for directors are currently directors and if elected, will serve until the 2007 Annual Meeting and until a successor has been elected and qualified, or until such director’s earlier death, resignation, or removal.

Each share is entitled to one vote for each of ten directors. The persons named in the accompanying proxy will vote it for the election of the nominees named below as directors unless otherwise directed by the stockholder. Each nominee has consented to be named and to continue to serve if elected. In the unanticipated event that a nominee becomes unavailable for election for any reason, the proxies will be voted for the other nominees and for any substitute.

Nominees to Serve for Directors

Ole Steen Andersen, age 59, has been a director of the Company since May 3, 2000. Mr. Andersen has been Executive Vice President and Chief Financial Officer of Danfoss A/S since April 1, 2000 and a member of its Executive Committee for more than the past five years. For more than five years prior to April, 2000, he served as Executive Vice President of Danfoss A/S. He is also Chairman of the Board of Cowi A/S, an independent Danish consulting company delivering services within the fields of engineering, environmental science, and economics, and a member of the Board of Danske Traelast which supplies materials and related services for building and home improvement in the Nordic countries, and Vice Chairman of Auriga A/S, a Danish agrochemicals company listed on the Copenhagen stock exchange.

David J. Anderson, age 58, a director of the Company since July 1, 2002, has been President and Chief Executive Officer of the Company and President of Sauer-Danfoss (US) Company, the primary U.S. operating subsidiary of the Company, since July 1, 2002. He served as Executive Vice President—Strategic Business Development of the Company from May 3, 2000, until July 1, 2002. Since joining the Company in 1984, Mr. Anderson has held various senior management positions with the Company and Sauer-Danfoss (US) Company with increasing responsibility. He is a member of the Board of several of the Company’s subsidiaries and joint ventures. He is a member of the Executive Committee of the Board. He is also a member of the Board and an officer of the National Fluid Power Association.

Jørgen M. Clausen, age 57, has been a director of the Company since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004. He has served as the President and Chief Executive Officer and a member of the Executive Committee of Danfoss A/S for more than the past five years. He is also Chairman of the Board of Risoe National Laboratories, a Danish government-owned research organization, Chairman of Junior Achievement/ Young Enterprise Europe, and a member of the Academy of Technical Sciences, a nonprofit organization promoting the technical sciences in Denmark. He is a member of the Executive Committee and the Nominating Committee of the Board.

Nicola Keim, age 45, has been a director of the Company since April 1990. Ms. Keim, a lawyer by profession, served as a part-time internal counsel for HypoVereinsbank, a German bank, from 1999 to 2003. Ms. Keim is the daughter of Klaus H. Murmann, Chairman Emeritus and a director of the Company and a sister of Sven Murmann, Vice Chairman and a director of the Company.

Johannes F. Kirchhoff, age 48, has been a director of the Company since April 1997. Mr. Kirchhoff has been owner and Managing Director of FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal, since December 1994. He is Chairman of the Compensation Committee of the Board and a member of the Audit Committee of the Board.

Hans Kirk, age 63, has been a director of the Company since May 3, 2000. He has served as Executive Vice President and Chief Operating Officer and a member of the Executive Committee of Danfoss A/S for more than the past five years. He is also a director of NIRAS Group, a Danish construction consulting company and a director of The Danish Technological Institute, an independent institution approved by the Danish authorities to provide technological services to businesses and the community.

F. Joseph Loughrey, age 56, has been a director of the Company since June 23, 2000. He has been President and Chief Operating Officer of Cummins Inc. since May 2005. From October 1999 until May 2005, he was Executive Vice President of Cummins Inc. and President—Engine Business of Cummins Inc. since October 1999. From 1996 to 1999, Mr. Loughrey served as Executive Vice President of Cummins Engine Company and Group President—Industrial and Chief Technical Officer. He also is a director of Cummins Inc. and Tower Automotive, Inc., a global designer and manufacturer of structural components and assemblies and suspension systems for original equipment manufacturers of automobiles. Mr. Loughrey is a member of the Audit Committee and the Compensation Committee of the Board.

Klaus H. Murmann, age 74, a director of the Company since April 1990, is currently Chairman Emeritus of the Company. From 1987 to May 3, 2000, he served as Chairman and Chief Executive Officer of the Company and its predecessor. He retired as an active employee of the Company as of December 31, 2002. Mr. Murmann founded Sauer Getriebe, a predecessor to the Company, in 1967, and has been involved in the hydrostatics business for more than 40 years. He is Chairman of the Board of PSV AG, Cologne, a German national pension fund. Klaus Murmann is the father of Nicola Keim, a director of the Company and Sven Murmann, Vice Chairman and a director of the Company. He is a member of the Nominating Committee of the Board.

Sven Murmann, age 38, has been a director of the Company since April 1994, and Vice Chairman of the Company since May 5, 2004. Mr. Murmann is Managing Director of Sauer Holding GmbH, an investment company controlled by the Murmann family, a position he has held since February 2000, and is Chairman of Bibus Hydraulik AG, a distributor of industrial and mobile hydraulic systems and electronic components for the Swiss market. He previously served from August 2000 to August 2002 as Manager of HAKO Holding GmbH & Co., a global manufacturer of indoor and outdoor cleaning equipment based in Germany. He is a member of the Board of Danfoss A/S. Mr. Murmann is the son of Klaus H. Murmann, Chairman Emeritus and a director of the Company, and a brother of Nicola Keim, a director of the Company. He is a member of the Executive Committee of the Board.

Steven H. Wood, age 48, has been a director of the Company since January 1, 2003. Mr. Wood is currently Vice President and Corporate Controller for Metaldyne Corporation, a global designer and supplier of metal-based components, assemblies and modules for the automotive industry. He was formerly Executive Vice President and Chief Financial Officer of Maytag Corporation from 2000 until July 2003, and from 1996 to 2000 he was Vice President-Financial Reporting and Audit of Maytag. Mr. Wood held various other financial leadership positions within Maytag from 1989 to 1996. Prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm, and successfully completed the examination for Certified Public Accountants. He is Chairman of the Audit Committee and a member of the Compensation Committee of the Board.

The Board recommends that stockholders vote FOR the election of the nominees named above as directors.

ITEM 2—APPROVAL OF THE SAUER-DANFOSS INC.
2006 OMNIBUS INCENTIVE PLAN

Consistent with the Company’s practice of rewarding employees responsible for significant contributions to the Company’s business, the Compensation Committee (the “Committee”) has advised the Board of Directors that it is in the interests of the Company to adopt the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (the “2006 Incentive Plan”). The purpose of the 2006 Incentive Plan is to optimize the profitability and growth of the Company through incentives which are consistent with the Company’s goals, which link and align the personal interests of participants to those of the Company’s stockholders, and which meet the definition of performance-based compensation under Internal Revenue Code Section 162(m) for tax deductibility purposes. The 2006 Incentive Plan is further intended to provide flexibility to the Company in its ability to attract, motivate, and retain the services of employees who make significant contributions to the Company’s success and to allow such employees to share in the success of the Company. Accordingly, on December 8, 2005, the Board of Directors, acting on the recommendation of the Committee, unanimously approved the 2006 Incentive Plan, subject to stockholder approval, and directed that it be submitted for consideration and action at the next meeting of stockholders. Adoption of the 2006 Incentive Plan requires that the 2006 Incentive Plan be approved by the affirmative vote of a majority of the shares of common stock voted at the meeting. In general, the 2006 Incentive Plan provides for the grant of awards of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, covered employee annual incentive awards, cash-based awards, and other stock-based awards.

The 2006 Incentive Plan is being submitted for approval to our stockholders in accordance with the requirements of the New York Stock Exchange, to qualify certain plan awards for the performance-based exception to Internal Revenue Code Section 162(m), and to obtain favorable tax treatment for incentive stock options (“ISOs”), under Internal Revenue Code Section 422.

2006 Incentive Plan Summary

The following is a brief but not comprehensive summary of the proposed 2006 Incentive Plan. The complete text of the 2006 Incentive Plan is attached as Appendix A and reference is made to that Appendix for a complete statement of the provisions of the 2006 Incentive Plan.

Plan Administration.   The 2006 Incentive Plan will be administered by the Compensation Committee of the Board of Directors (the “Committee”), which is comprised of non-employee directors who meet the applicable requirements of a “non-employee director” under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934. Subject to the provisions of the 2006 Incentive Plan, the Committee has full and exclusive discretionary power to interpret the terms and the intent of the 2006 Incentive Plan, any Award Agreement or other document ancillary to or in connection with the 2006 Incentive Plan, to determine eligibility for awards, to select award recipients, and establish all award terms and conditions (including performance criteria and restrictions).

Shares Reserved For Issuance.   The total number of shares of common stock of the Company available for issuance to participants under the 2006 Incentive Plan, including shares that may be issued pursuant to ISOs, shall be 3,500,000 shares. The 2006 Incentive Plan provides that the Committee, in its discretion, may make adjustments to the number of available shares to prevent dilution upon the occurrence of certain corporate events, including a change in the common stock of the Company or the capitalization of the Company such as a merger, consolidation, reorganization, recapitalization, separation, partial or complete liquidation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company. Shares of common stock covered by an Award shall only be counted as used to the extent they are actually issued under the 2006 Incentive Plan. Any shares of common stock related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of said shares, are settled in cash in lieu of shares, or are exchanged with the Committee’s permission, prior to the issuance of shares, for Awards not involving shares of common stock, shall be available again for grant under this 2006 Incentive Plan. Moreover, if the option price of any option granted under the 2006 Incentive Plan or the tax withholding requirements with respect to any Award granted under the 2006 Incentive Plan are satisfied by tendering shares of common stock to the Company, or if a stock appreciation right is exercised, only the number of shares of common stock issued, net of the shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of shares available for issuance under the 2006 Incentive Plan.

Stock Options.   Options entitle the holder to purchase shares of common stock during the specified period at a purchase price specified by the Committee (but at a price not less than 100% of the fair market value of the common stock on the date the option is granted). Each option granted under the 2006 Incentive Plan will be outstanding for a maximum period of ten years from the date of grant, or such lesser period as the Committee shall determine. The Committee may grant either non-qualified stock options (“NQSO”) or incentive stock options (“ISOs”) (which is an option that may qualify for certain U.S. federal tax advantages). The aggregate fair market value of the shares of common stock with respect to which incentive stock options become exercisable by an individual participant for the first time in any calendar year may not exceed $100,000. The option price of any option shall be payable upon exercise in full either:  (a) in cash or its equivalent; (b) by tendering previously acquired shares having an aggregate fair market value at the time of exercise equal to the option price (provided that except as otherwise determined by the Committee, the shares that are tendered must have been held by the participant for at least six months or such other period, if any, as the Committee may permit) prior to their tender to satisfy the option price; (c) by a cashless (broker-assisted) exercise; (d) by a combination of any of the foregoing; or (e) any other method approved or accepted by the Committee in its sole discretion. The maximum aggregate number of shares subject to options granted in any one plan year to any one participant shall be 500,000.

Stock Appreciation Rights.   A stock appreciation right is an award that is valued by reference to the increase in value of the Company’s common stock over the term of the award. The grant price of a stock appreciation right shall be determined by the Committee, provided that the grant price from the date of grant must be at least equal to 100% of the fair market value of a share of the Company’s common stock as determined on the date of grant. At the discretion of the Committee, the payment upon exercise of a stock appreciation right may be in cash, in shares of common stock of the Company of equivalent value, or in some combination thereof. The maximum number of shares of common stock of the Company subject to stock appreciation rights granted in any one plan year to any one participant shall be 500,000.

Restricted Stock and Restricted Stock Units.   A restricted stock award is an award of shares of common stock that is typically subject to vesting conditions and transfer restrictions. A restricted stock unit award is similar to a restricted stock award except that no shares are actually awarded to the participant on the date of grant. Unless otherwise determined by the Committee, participants holding shares of restricted stock (but not restricted stock units) may be granted the right to exercise full voting rights with respect to said shares during the period of restriction. The maximum aggregate grant with respect to Restricted Stock or Restricted Stock Units in any one plan year to any one participant shall be 250,000 shares or units.

Performance Units/Performance Shares.   The 2006 Incentive Plan permits the Committee to grant awards of Performance Units and/or Performance Shares, the value of which at the time it is payable by the Company is determined as a function of the extent to which corresponding performance criteria have been achieved. The maximum aggregate Award of Performance Units or Performance Shares that a participant may receive in any one plan year shall be 500,000 shares, or units equal to the value of 500,000 shares determined as of the date of vesting or payout, as applicable.

Cash-Based Awards and Other Stock-Based Awards.   Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee. Each other Stock-Based Award shall be expressed in terms of shares of the common stock of the Company or units based on shares of the common stock of the Company, as determined by the Committee. The Committee may establish performance goals in its discretion. The maximum aggregate amount awarded or credited with respect to Cash-Based Awards or Stock-Based Awards to any one participant in any one plan year may not exceed the value of the greater of $10,000,000 or 500,000 shares determined as of the date of vesting or payout, as applicable.

Covered Employee Annual Incentive Award.   The Committee may designate certain employees to be eligible to receive a monetary payment in any plan year based on a percentage of an incentive pool equal to the greater of:  (i) 15% of the Company’s EBIT for such plan year, (ii) 10% of the Company’s Operating

Cash Flow for such plan year, or (iii) 50% of the Company’s Net Income for such plan year. The Committee shall allocate an incentive pool percentage to each designated employee at the beginning of each plan year. In no event may (i) the incentive pool percentage for any one designated employee exceed 50% of the total pool, and (ii) the sum of the incentive pool percentages for all designated employees cannot exceed 100% of the total pool. In no event may the portion of the incentive pool allocated to a designated employee be increased in any way. The Committee shall retain the discretion to adjust any Covered Employee Annual Incentive Award downward.

Non-Employee Directors Awards.   The Board of Directors or the Committee shall determine all awards to non-employee directors. The terms and conditions of any grant to any such non-employee director shall be set forth in an Award Agreement.

Transferability.   No incentive stock option may be transferred, other than by will or by the laws of descent and distribution. With respect to all other awards, no award may be transferred, other than by the laws of descent and distribution, except as provided by the Board of Directors or the Committee.

Change of Control.   In the event of a change of control (as defined in the 2006 Incentive Plan): (i) subject to certain limitations that may be imposed by the Committee under certain circumstances, any and all options shall become immediately vested and exercisable; (ii) all stock appreciation rights then outstanding shall become immediately vested and exercisable, and shall remain exercisable throughout their entire term; (iii) any period of restriction and restrictions imposed on restricted stock or restricted stock units shall lapse; (iv) the incentive pool used to determined Covered Employee Annual Incentive Awards shall be based on the EBIT or Operating Cash Flow or Net Income of the Plan Year (as such terms are defined in the 2006 Incentive Plan) immediately preceding the year of the Change of Control, or such other method of payment as may be determined by the Committee at any time but prior to the Change of Control; and (v) the target payout opportunities attainable under all outstanding awards of performance-based restricted stock, performance-based restricted stock units, performance units, and performance shares, shall have been deemed to have been fully earned based on target performance being attained as of the effective date of the Change of Control.

Dividend Equivalents.   Any participant selected by the Committee may be granted dividend equivalents based on the dividends declared on shares of the Company’s common stock that are subject to any award or as otherwise determined by the Committee for any award, to be credited as of dividend payment dates, during the period between the date the award is granted and the date the award is exercised, vests or expires, as determined by the Committee. Notwithstanding the foregoing, the Committee in its discretion, may choose, prior to granting any award, in lieu of crediting dividend equivalents to pay out all dividend equivalents in cash currently and simultaneously with the dividend payment date.

Performance Goals; Internal Revenue Code Section 162(m).   The vesting of certain awards, including restricted stock, restricted stock units, performance shares and performance units, granted to employees who are “Covered Employees” (as defined in Section 162(m) of the Internal Revenue Code) may be based on the attainment of performance goals pre-established by the Committee from the list of performance measures set forth in the 2006 Incentive Plan. Section 162(m) precludes the Company for taking a deduction for compensation in excess of $1 million paid to the Company’s named executive officers. Certain qualified performance-based compensation is excluded from this limitation. If the 2006 Incentive Plan is approved and the other conditions of the 2006 Incentive Plan and Section 162(m) are met, the vesting of restricted stock, restricted stock units, performance shares and performance units and other designated performance-based awards will be excluded from the Section 162(m) limitation because it will qualify as performance-based compensation. See the description of Section 162(m) under “Certain Federal Income Tax Consequences.”

Performance goals will be based on one or more of the following performance measures:  net earnings or net income (before or after taxes); earnings per share; net sales or revenue growth; net operating profit; return measures (including, but not limited to, return on assets, return on net assets, capital, invested capital, equity, sales or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment), EBIT or earnings before or after taxes, interest, depreciation, and/or amortization; growth or operating margin; productivity ratio; share price (including, but not limited to, growth measures and total shareholder return); expense targets; margin; operating efficiency; market share; customer satisfaction; working capital target; and economic value added or EVA® (net operating profit after tax minus the sum of capital multiplied by the cost of capital). Performance goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the entire Company, subsidiary, affiliate, or a business unit of the Company, subsidiary, or affiliate, or any combination thereof, as the Committee may be deem appropriate, or any of the performance measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select a share price as compared to various stock market indexes. The Committee also has the authority to provide for accelerated vesting of any award based on the achievement of performance goals pursuant to the specified performance measures.

Certain Federal Income Tax Consequences

Set forth below is a discussion of certain U.S. federal income tax consequences with respect to awards that may be granted pursuant to the plan. The following discussion is a brief summary only, and reference is made to the Internal Revenue Code and the regulations and interpretations issued thereunder for a complete statement of all relevant federal tax consequences. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences of participation in the plan.

ISOs.   ISOs granted under the plan will be subject to the applicable provisions of the Internal Revenue Code, including Section 422. If shares of common stock are issued to an optionee upon the exercise of an ISO, and if no disqualifying disposition of such shares is made by the optionee within one year after the exercise of the ISO or within two years after the date the ISO was granted (whichever is later), then:

•       no income will be recognized by the optionee at the time of the grant of the ISO,

•       no income, for regular income tax purposes, will be recognized by the optionee at the date of exercise,

•       upon sale of the shares of common stock acquired by exercise of the ISO, any amount realized in excess of the option price will be taxed to the optionee, for regular income tax purposes, as a capital gain (at varying rates depending upon the optionee’s holding period in the shares and income level) and any loss sustained will be a capital loss, and

•       the Company will not be allowed any deduction for federal income tax purposes.

However, the excess of the fair market value of the shares received upon exercise of the ISO over the option price for such shares will generally constitute an item of adjustment in computing the optionee’s alternative minimum taxable income for the year of exercise. Thus, certain optionees may increase their federal income tax liability as a result of the exercise of an ISO under the alternative minimum tax rules of the Internal Revenue Code.

If a disqualifying disposition of shares acquired by exercise of an ISO is made, the optionee will recognize taxable ordinary income at that time in an amount equal to the lesser of (i) the excess of the fair market value of the shares purchased at the time of exercise over the option price or (ii) the excess of the amount realized on disposition over the option price, and the Company will be entitled to a federal income tax deduction equal to such amount at that time. The amount of any gain in excess of the amount taxable as ordinary income will be taxable as capital gain at that time to the holder (at varying rates depending upon such holder’s holding period in the shares and income level), for which the Company will not be entitled to a federal tax deduction.

NQSO.   An optionee will not be taxed at the time an NQSO is granted. In general, an employee exercising an NQSO will recognize ordinary income equal to the excess of the fair market value on the exercise date of the stock purchased over the option price. Upon subsequent disposition of the stock purchased, the difference between the amount realized and the fair market value of the stock on the exercise date will constitute capital gain or loss. The Company will not recognize income, gain or loss upon the granting of an NQSO. Upon the exercise of such an option, the Company is entitled to an income tax deduction equal to the amount of ordinary income recognized by the employee.

Stock Appreciation Rights.   A participant will not be taxed at the time a stock appreciation right is granted. Upon exercise of a stock appreciation right, the participant will recognize ordinary income in an amount equal to the cash or the fair market value of the stock received on the exercise date (or, if a participant exercising a stock appreciation right for shares of common stock is subject to certain restrictions, upon lapse of those restrictions, unless the participant makes a special tax election under Section 83(b) of the Internal Revenue Code to have the income recognized at the time of transfer). The Company generally will be entitled to a deduction in the same amount and at the same time as the participant recognizes ordinary income.

Restricted Stock.   In general, a participant who has received restricted stock, and who has not made an election under Section 83(b) of the Internal Revenue Code to be taxed upon receipt, will include in gross income as compensation income an amount equal to the fair market value of the restricted stock at the earlier of the first time the rights of the employee are transferable or the restrictions lapse. The Company is entitled to a deduction at the time that the employee is required to recognize income.

Performance Units, Performance Shares and Restricted Stock Units.   A participant who is awarded performance units, performance shares or restricted stock units will not recognize income and the Company will not be allowed a deduction at the time the award is made. When a participant receives payment for performance units, performance shares or restricted stock units in shares of common stock or cash, the fair market value of the shares or the amount of the cash received will be ordinary income to the participant and the Company will be allowed a deduction for federal income tax purposes. However, if any shares of common stock used to pay out earned performance awards and restricted stock units are non-transferable and there is a substantial risk that such shares will be forfeited (for example, because the Committee conditions those shares on the performance of future services), the taxable event is deferred until either the risk of forfeiture or the restriction on transferability lapses. In this case, the participant may be able to make an election under Section 83(b) of the Internal Revenue Code to be taxed upon receipt. The Company is entitled to a corresponding deduction at the time the ordinary income is recognized by the participant.

Internal Revenue Code Section 162(m).   The Company’s allowable federal income tax deduction for compensation paid with respect to its Chief Executive Officer and its four other most highly compensated executive officers serving as such at the end of the fiscal year is limited to no more than $1,000,000 per year per individual. This limitation on deductibility is subject to certain exemptions, including an exemption relating to performance-based compensation that is payable:

•       solely on account of the achievement of one or more performance goals established by a compensation committee consisting exclusively of two or more outside directors,

•       under a plan the material terms of which are approved by stockholders before payment is made, and

•       solely upon certification by the Compensation Committee that the performance goals and other material conditions precedent to the payment have been satisfied.

The 2006 Incentive Plan is structured so that compensation paid pursuant to the plan will qualify for this performance-based exception to the extent practicable to do so. The Compensation Committee has discretion to eliminate, or reduce the size of awards, based on factors it deems appropriate.

The Compensation Committee may also grant awards under the plan that are not based on the performance criteria specified above, in which case the compensation paid under such awards to the employee may not be deductible.

Vote

The Board of Directors of the Company believes that approval of the 2006 Omnibus Incentive Plan is advisable in order to optimize the profitability and growth of the Company through incentives which are consistent with the Company’s goals, to link and align the personal interests of participants to those of the Company’s stockholders, and to meet the definition of performance-based compensation under Internal Revenue Code Section 162(m) for tax deductibility purposes.

The Board of Directors recommends APPROVAL of the 2006 Omnibus Incentive Plan.

ITEM 3—RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed KPMG LLP as the independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for 2006, subject to ratification of the stockholders at the Annual Meeting. A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she so desires and to respond to appropriate questions. The affirmative vote of a majority of the shares present and entitled to vote on this item at the Annual Meeting is necessary for the approval of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2006. In the event stockholders do not ratify the appointment of KPMG LLP, the appointment will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at anytime during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Fees to Independent Registered Public Accounting Firm for 2005 and 2004

The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company’s Annual Financial Statements for the years ended December 31, 2005 and 2004 and fees billed for other services rendered by KPMG LLP during those periods:

	2005	2004
Audit Fees	$2,394,000	$3,859,000
Audit Related Fees(1)	101,000	103,000
Tax Fees(2)	253,000	474,000
All Other Fees	0	0

(1)          Consists principally of employee benefit plan audits and statutory accounting advice.

(2)          Consists of international and U.S. tax planning and compliance services, and expatriate tax services.

Policy Regarding Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services that are not prohibited from being provided by the independent registered public accounting firm by the Sarbanes-Oxley Act of 2002 or rules issued thereunder (“Permitted Services”). Pre-approval is granted on an annual basis, generally at the first meeting of the Audit Committee held during each year, and any pre-approval shall be detailed as much as possible as to the particular service or category of services and shall generally be subject to a specific budget. The Committee may delegate pre-approval authority to one or more of its members with respect to Permitted Services when expedition of services is necessary, and has delegated such pre-approval authority to its Chairman. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee (generally at each regular quarterly meeting of the Audit Committee, but the Audit Committee may request a report at any time), regarding the extent of services provided by the independent registered public accounting firm in accordance with any pre-approval, and the fees for the services performed to date. All audit fees, audit related fees and tax fees paid in 2005 and 2004 were pre-approved by the Audit Committee, or its Chairman.

The Board recommends that stockholders vote FOR ratification of the appointment of KPMG LLP as the Company’s independent registered public accounting firm for 2006.

ADDITIONAL INFORMATION

Notice Requirements

To permit the Company and its stockholders to deal with stockholder proposals in an informed and orderly manner, the Bylaws of the Company establish an advance notice procedure. No stockholder proposals, nominations for the election of directors or other business may be brought before an annual meeting unless written notice of such proposal or other business is received by the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010 not less than 120 calendar days in advance of the date that the Company’s proxy statement was released to stockholders in connection with the previous year’s Annual Meeting. Such notice must contain certain specified information concerning the matters to be brought before the meeting as well as the stockholder submitting the proposal. For the Company’s annual meeting in the year 2007, the Company must receive this notice on or before December 24, 2006. A copy of the applicable Bylaw provisions may be obtained, without charge, upon written request to the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010.

In addition, stockholder proposals intended to be included in the Company’s Proxy Statement for the annual meeting in 2007 must be received by the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010, not later than December 24, 2006. Such proposals must comply with certain rules and regulations promulgated by the Securities and Exchange Commission.

Discretionary Authority

If any other matters are properly presented at the Annual Meeting for consideration, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters to the same extent as the person delivering the proxy would be entitled to vote. If any other matter is properly brought before the Annual Meeting, proxies in the enclosed form returned to the Company prior to the Annual Meeting will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder. At the date this Proxy Statement went to press, the Company did not anticipate that any other matters would be properly brought before the Annual Meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 furnished to the Company pursuant to Section 16(a) of the Securities Exchange Act of 1934 with respect to the fiscal year ended December 31, 2005, the Company believes that all of such reports required to be filed during such fiscal year by the Company’s officers, directors and 10% beneficial owners were timely filed.

Form 10-K

The Company will mail without charge, upon written request, a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission, including the financial statements, schedules, and list of exhibits. Requests should be sent to Kenneth D. McCuskey, Corporate Secretary, at 2800 E. 13th Street, Ames, Iowa 50010.

By Order of the Board of Directors

Kenneth D. McCuskey
Corporate Secretary
April 24, 2006

SAUER-DANFOSS INC.
2005 ANNUAL REPORT
Business

Sauer-Danfoss Inc. (NYSE: SHS) is a global leader in the design, manufacture and marketing of mobile equipment, hydraulics, electronic systems and electric drives for sale to manufacturers of mobile equipment used for agriculture, construction, road building, specialty, material handling, and turf care vehicles. We engineer advanced components  and systems to enable our customers to produce highly reliable, efficient and innovative mobile equipment vehicles.

The composition of our business among our three segments is 48% Propel, 28% Work Function, and 24% Controls. Propel segment products include hydrostatic transmissions, gear boxes, orbital motors, and integrated hydrostatic transaxles. Work Function segment products include steering units, gear pumps and motors, multi-pump assemblies, open circuit pumps, and gear boxes. Controls segment products include a complete line of valves, microcontrollers, solenoid-operated valves, joysticks, speed and positions sensors, grade and slope sensors, and electric drives. All of our segments’ products are sold into each of our markets either directly to OEMs or through distributors to OEMs and the aftermarket.

NYSE Price Range, Dividends by Quarter

		1st	2nd	3rd	4th	Full Year
2005	High	$24.20	$23.27	$20.77	$21.25	$24.20
	Low	$18.80	$16.99	$17.12	$17.34	$16.99
	Dividends	$0.12	$0.12	$0.12	$0.12	$0.48
2004	High	$16.80	$17.14	$18.64	$22.15	$22.15
	Low	$12.30	$13.62	$15.66	$16.80	$12.30
	Dividends	$0.07	$0.07	$0.10	$0.10	$0.34

Certifications

The Company submitted to the New York Stock Exchange last year, on or about June 1, 2005, the unqualified Section 303A.12(a) Annual CEO Certification.

The Company also filed as exhibits 31.1 and 31.2 to its Forms 10-K for the years ended December 31, 2005 and December 31, 2004, the certifications of the CEO and CFO required under Section 302 of the Sarbanes-Oxley Act of 2002.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Safe Harbor Statement

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as other portions of this annual report on Form 10-K, contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions or developments are forward-looking statements. Words such as “anticipates,” “in the opinion,” “believes,” “intends,” “expects,” “may,” “will,” “should,” “could,” “plans,” “forecasts,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and similar expressions may be intended to identify forward-looking statements.

Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors, including the fact that the U.S. economy generally, and the construction, road building,  and material handling markets specifically, continued to improve during 2005. It is difficult to determine if past experience is a good guide to the future. While the economy in the U.S. has generally been improving, it remains unstable due to the uncertainty surrounding continued job creation, interest rates, crude oil prices  and the U.S. government’s stance on the exchange rate of the dollar. The economic situation in Europe has not necessarily followed the improvement that occurred in the U.S., and the economy in China was slow in 2005 due to government intervention, however there are signs that the Chinese economy will improve in 2006. Any downturn in the Company’s business segments could adversely affect the Company’s revenues and results of operations. Other factors affecting forward-looking statements include, but are not limited to, the following: specific economic conditions in the agriculture, construction, road building, turf care, material handling and specialty vehicle markets and the impact of such conditions on the Company’s customers in such markets; the cyclical nature of some of the Company’s businesses; the ability of the Company to win new programs and maintain existing programs with its original equipment manufacturer (OEM) customers; the highly competitive nature of the markets for the Company’s products as well as pricing pressures that may result from such competitive conditions; the continued operation and viability of the Company’s significant customers; the Company’s execution of internal performance plans; difficulties or delays in manufacturing; cost-reduction and productivity efforts; competing technologies and difficulties entering new markets, both domestic and foreign; changes in the Company’s product mix; future levels of indebtedness and capital spending; claims, including, without limitation, warranty claims, field retrofit claims, product liability claims, charges or dispute resolutions; ability of suppliers to provide materials as needed and the Company’s ability to recover any price increases for materials and product pricing; the Company’s ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment; any inadequacy of the Company’s intellectual property protection or the potential for third-party claims of infringement; global economic factors, including currency exchange rates; general economic conditions, including interest rates, the rate of inflation, and commercial and consumer confidence; energy prices; governmental laws and regulations affecting operations, including tax obligations; changes in accounting standards; worldwide political stability; the effects of terrorist activities and resulting political or economic instability; natural catastrophes; U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

The Company cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

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About the Company

Sauer-Danfoss Inc. and subsidiaries (the Company) is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components that generate, transmit and control power in mobile equipment. The Company’s products are used by original equipment manufacturers (OEMs) of mobile equipment, including construction, road building, agricultural, turf care, material handling, and specialty equipment. The Company designs, manufactures, and markets its products in the Americas, Europe, and the Asia-Pacific region, and markets its products throughout the rest of the world either directly or through distributors.

Executive Summary of 2005 Compared to 2004

The nature of the Company’s operations as a global producer and supplier in the fluid power industry means the Company is impacted by changes in the local economies, including currency exchange rate fluctuations. In order to gain a better understanding of the Company’s base results, a financial statement user needs to understand the impact of those currency exchange rate fluctuations. The following table summarizes the change in the Company’s results from operations by separately identifying changes due to currency fluctuations and the underlying change in operations from 2004 to 2005. This analysis is more consistent with how the Company’s management internally evaluates results.

(in millions)	2004	Currency fluctuations	Underlying increase (decrease)	2005
Net sales	$1,404.2	$3.6	$140.0	$1,547.8
Gross profit	346.1	2.1	9.5	357.7
% of Net Sales	24.6%			23.1%
Selling, general and administrative	200.2	0.1	16.8	217.1
Research and development	51.9	0.1	6.7	58.7
Loss on disposal of fixed assets	2.1	0.0	(0.7)	1.4
Total operating costs	254.2	0.2	22.8	277.2
Operating income	91.9	1.9	(13.3)	80.5
% of Net Sales	6.5%			5.2%
Net interest expense	(17.4)	0.0	1.7	(15.7)
Other expense, net	(4.1)	0.0	7.6	3.5
Income before taxes and minority interest	70.4	1.9	(4.0)	68.3
Minority interest	(21.5)	0.0	2.9	(18.6)
Earnings before taxes	48.9	1.9	(1.1)	49.7
% of Net Sales	3.5%			3.2%
Income tax benefit (expense)	(15.7)	1.0	3.7	(11.0)
Net income	$33.2	$2.9	$2.6	$38.7

The underlying growth in sales, excluding the effect of currency fluctuations, was approximately 10 percent in 2005. The improving economy in the U.S., not only resulted in increased sales within the Americas, but also increased export business from the Company’s European and Asia-Pacific customers. Margin on total net sales decreased due to several factors, including labor costs for overtime worked to meet the high demand for product, costs to expedite product to meet customer demand, and costs for subcontract suppliers used to reduce the cost of production bottlenecks, primarily in the Work Function segment.

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The increase in selling, general, and administrative costs in 2005 is due to the continuing development and implementation of a common business system to standardize business processes and provide a single interface to direct OEM customers and suppliers. The new business system has been in development since 2003 and the costs incurred in 2004, with the exception of $3.5 million, related to development and therefore were capitalized. The common business system was implemented at five locations during 2005 and costs related to the system and its implementation are now expensed. Costs in 2005 related to the common business system totaled $23.0 million, of which $5.8 million are of an ongoing nature that will replace costs related to the current systems in place. In future years it is anticipated that the investment in the common business system will drive improved operational efficiency, customer service, and thereby improve financial performance. The system will continue to be implemented at additional locations until complete in 2008. The Company incurred $4.4 million of expense in 2004 to restructure its sales and distribution operations in Europe resulting in consolidated inventory, warehouse, and distribution operations as well as streamlined delivery directly from the manufacturing locations to the customer. There were no additional costs related to this restructuring in 2005.

Research and development costs increased approximately 13 percent in 2005, due to ongoing research projects, primarily related to the Propel and Controls segments.

In 2005 the Company recognized other income of $3.2 million related to foreign currency gains on transactions. The Company recognized $4.1 million of expense in 2004 due to foreign currency losses on transactions. This fluctuation between years was primarily due to the significant weakening of the U.S. dollar in late 2004 and the strengthening of the U.S. dollar throughout 2005.

Operating Results — 2005 Compared to 2004

Sales Growth by Market

The following table summarizes the Company’s sales growth by market. The table and following discussion is on a comparable basis, which excludes the effects of currency fluctuations.

	Americas	Asia-Pacific	Europe	Total
Agriculture/Turf Care	1%	28%	4%	3%
Construction/Road Building	20	29	10	17
Specialty	30	5	11	14
Distribution	14	2	7	10

Agriculture/Turf Care

The Asia-Pacific region showed the greatest percentage of growth, however this is a relatively small market as it represents less than five percent of the Company’s sales in the agriculture and turf care markets. The agriculture market in the Americas was down overall; however, increased sales in the North American sprayer market offset reduced tractor production. The consumer turf care market in the Americas was level with 2004, while demand in the commercial market was lower than in 2004. The agriculture market in Europe was also down compared to 2004 resulting in reduced tractor sales. The agriculture market in Europe is not expected to improve in 2006 and therefore certain OEMs are reducing inventory and phasing out older product models.

Construction/Road Building

The construction and road building markets were improved in the Americas in 2005. The 20 percent growth in the Americas is primarily due to a strong market for skid steer loaders; however, sales also increased due to new sales of medium power hydrostatic products to a major OEM in 2005. The 29 percent growth in Asia-Pacific is also due to strong markets for skid steer loaders and road roller products in North America as the OEMs are exporting product to the Americas. The transit mixer market drove the growth in the European market in 2005, in addition to OEMs exporting product to the Americas for the road building market.

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Specialty

A strong aerial lift market is contributing to the 30 percent growth in the Americas. In Europe several of the material handling markets experienced growth in 2005 including forklift, aerial lifts, and container handling equipment. The forestry and marine markets have also contributed to the 11 percent growth in the European specialty markets. The sales growth in the Asia-Pacific region is due to increased sales into the mining market, although Asia-Pacific sales are a small percentage of the Company’s total sales in the specialty markets.

Distribution

Products related to all of the above markets are sold to distributors, who then serve smaller OEMs.

Order Backlog

The following table shows the Company’s order backlog and orders written activity for 2004 and 2005, separately identifying the impact of currency fluctuations. In 2005 the Company changed its methodology of recording backlog for a few of its larger customers. Under the revised approach the Company no longer includes customers’ forecasted amounts in backlog. The 2004 amounts have been revised to reflect this change. Order backlog represents the amount of customer orders received for future shipment.

(in millions)	2004	Currency Fluctuation	Underlying increase (decrease)	2005
Americas
Backlog at December 31	$228.2	$0.3	$58.7	$287.2
Orders written	619.3	2.5	132.4	754.2
Asia-Pacific
Backlog at December 31	18.2	(1.0)	6.5	23.7
Orders written	101.1	(0.4)	25.9	126.6
Europe
Backlog at December 31	204.0	(21.3)	(6.4)	176.3
Orders written	709.0	1.5	40.4	750.9
Total
Backlog at December 31	450.4	(22.0)	58.8	487.2
Orders written	1,429.4	3.6	198.7	1,631.7

Total order backlog at the end of 2005 was $487.2 million, compared to $450.4 million at the end of 2004. On a comparable basis, excluding the impact of currency fluctuation, order backlog increased 13 percent over 2004. New sales orders written for 2005 were $1,631.7 million, an increase of 14 percent over 2004, excluding the impact of currency fluctuations.

In recent years backlog information has become less reliable as an indicator of future sales levels as customers alter their sales order patterns. The 14 percent increase in orders written in 2005 is reflective of the strong sales experienced during the year and backlog remains strong at the end of the year with over $480 million of customers orders received for future delivery.

Business Segment Result

The following discussion of operating results by reportable segment relates to information as presented in Note 17 in the Notes to Consolidated Financial Statements. Segment income is defined as the respective segment’s portion of the total Company’s net income, excluding net interest expense, income

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taxes, minority interest, and global service expenses. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, electric drives and valves that control and direct the power of a vehicle. The following table provides a summary of each segment’s net sales and segment income, separately identifying the impact of currency fluctuations during the year.

(in millions)	2004	Currency fluctuation	Underlying increase (decrease)	2005
Net sales
Propel	$656.5	$0.7	$93.9	$751.1
Work Function	412.1	1.2	17.4	430.7
Controls	335.6	1.7	28.7	366.0
Segment income (loss)
Propel	$90.0	$0.6	$15.8	$106.4
Work Function	20.8	0.7	(15.2)	6.3
Controls	24.7	0.3	6.4	31.4
Global Services and other expenses, net	(47.7)	0.3	(12.7)	(60.1)

Propel Segment

The Propel segment experienced the strongest growth in 2005, with a sales increase of 14 percent excluding the effects of currency fluctuations. Consumers continue to move away from mechanical transmissions to hydrostatic transmissions in the turf care market, which has contributed to increased sales in the Propel segment, although, as noted in the market section, the growth in the turf care market is beginning to level off. The gross profit percentage of sales in the Propel segment was consistent in 2005 with the 25 percent achieved in 2004. Segment income increased 18 percent from 2004, excluding the effects of currency fluctuations.

Work Function Segment

Sales in the Work Function segment increased by 4 percent, excluding the effect of currency fluctuations, in 2005 compared to 2004. Similar to 2004, demand for Work Function product has been high and has resulted in increased overtime costs and increased delivery costs to expedite shipments to meet customer demand which has had a negative impact on the gross margin. In late 2005 the Company established production capacity in the U.S. for Work Function products that are sold in the U.S. market. This additional production capability is expected to reduce capacity constraints and freight costs in 2006. During 2005 the Work Function segment recognized $1.0 million of field recall costs related to two separate quality issues. In 2004 the income of the Work Function segment was negatively affected by $2.2 million of restructuring costs, including the remaining costs to relocate the operations of the Company’s West Branch, Iowa facility that was started in 2003.

Controls Segment

Net sales increased 8 percent, excluding the effects of currency fluctuations, in 2005 compared to 2004. Gross profit as a percent of sales was consistent with 2004 at 28 percent. Segment income in 2005 increased 26 percent compared to 2004 excluding the impact of currency fluctuations.

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Global Services and other expenses, net

Segment costs in Global Services and other expenses, net relate to internal global service departments, along with the operating costs of the Company’s executive offices. Global services include costs such as consulting for special projects, tax, and accounting fees paid to outside third parties, certain insurance premiums, and the amortization of intangible assets from certain business combinations. Expenses in global services increased in 2005 due to $19.5 million of increased expenses related to the common business system. This increased expense was partially off-set by a $7.3 million fluctuation in foreign currency gain/loss and a $1.5 million reduction in outside service costs to assess internal controls and related audit costs to test management’s assessment of internal control under Section 404 of the Sarbanes-Oxley Act of 2002. Total costs in 2005 related to the internal control assessment were $5.2 million in 2005, compared to $6.7 million in 2004. As noted in the executive summary, the Company recognized other income of $3.2 million related to foreign currency gains on transactions in 2005 compared to $4.1 million of losses on foreign currency exchange in 2004, which is included in global services and other expenses.

Income Taxes

The Company’s effective tax rate was 22.1 percent in 2005 compared to 32.2 percent in 2004.

The 2005 rate includes the benefit of the reduction of the statutory tax rate in Denmark from 30 percent to 28 percent that was enacted in 2005. This change in tax rate resulted in a decrease of tax expense of $0.4 million for current year income and $1.1 million for the change in deferred tax liabilities related to earlier periods for a total benefit of $1.5 million. The benefit was partially offset by $0.8 million of tax expense in the U.S. related to the repatriation of previously undistributed earnings from a subsidiary in Denmark, in connection with the American Jobs Creation Act. The 2005 rate also includes benefit of $4.4 million for reversal of valuation allowances on deferred tax assets. These deferred tax assets were generated in prior years and no tax benefits were recognized at that time.

III-7

Executive Summary of 2004 Compared to 2003

The following table summarizes the change in the Company’s results from operations by separately identifying changes due to currency fluctuations, acquisitions, and the underlying change in operations from 2003 to 2004. This analysis is more consistent with how the Company’s management internally evaluates results.

(in millions)	2003	Currency fluctuations	Acquisitions (1)	Underlying increase (decrease)	2004
Net sales	$1,126.8	$68.4	$11.4	$197.6	$1,404.2
Gross profit	252.4	19.3	2.0	72.4	346.1
% of Net Sales	22.4%				24.6%
Selling, general and administrative	156.7	10.3	1.4	31.8	200.2
Research and development	43.5	2.6	0.1	5.7	51.9
Loss on disposal of fixed assets	5.3	0.1	—	(3.3)	2.1
Total operating costs	205.5	13.0	1.5	34.2	254.2
Operating income	46.9	6.3	0.5	38.2	91.9
% of Net Sales	4.2%				6.5%
Net interest expense	(17.4)	(0.9)	—	0.9	(17.4)
Other expense, net	(3.4)	(1.3)	0.4	0.2	(4.1)
Income before taxes and minority interest	26.1	4.1	0.9	39.3	70.4
Minority interest and equity income, net	(15.4)	—	(0.7)	(5.4)	(21.5)
Earnings before taxes	10.7	4.1	0.2	33.9	48.9
% of Net Sales	1.0%				3.5%
Income tax benefit (expense)	0.5	(1.2)	(0.1)	(14.9)	(15.7)
Net income	$11.2	$2.9	$0.1	$19.0	$33.2

(1)          Consists of three months of operations of Comatrol, which was acquired in April 2003 and the results of a Japanese manufacturing location which was accounted for under the equity method of accounting in 2003.

The underlying growth in sales, which excludes the effect of currency fluctuations and acquisitions, exceeded 17 percent in 2004, in large part due to the improving economy in the U.S., which not only results in increased sales within the Americas, but also increased export business from the Company’s European and Asia-Pacific customers. The Company’s sales growth exceeded the market growth of 12 percent, which the Company determined based on the volume of units sold in the regions in which the Company distributes its products. In the second half of 2004, the Company passed the increased cost of metals used in the manufacture of its products on to its customers, resulting in additional revenue of approximately $11.0 million in 2004. Margin on total net sales increased over two percentage points due to several factors, including spreading the fixed production costs over a higher volume of units produced, reduced field recall costs, and beginning to realize the benefits of the restructurings which have occurred in recent years. Management of the Company generally targets overall margin improvement of 20 to 25 percent on each dollar of incremental sales based on the cost structure it has in place and the intent of reinvesting in the business for future growth. This target was met in 2004 as the margin on the underlying increase in net sales exceeded 36 percent.

The Company continues to pursue lean manufacturing efficiencies and expand the use of Six-Sigma quality tools to reduce waste and improve processes throughout the Company. The Company’s continuing focus on quality reduced the level of field recalls in the current year with no individually significant field

III-8

recalls in 2004. In 2003 the Company incurred expense of $6.2 million on a pre-tax basis due to five unrelated field recalls. Increased emphasis on global logistics, selective outsourcing, lower-cost manufacturing methods, and a consolidated network of authorized service centers also contributed to the gross margin improving to 24.6 percent in 2004.

The Company achieved improved profit margins in 2004, however increased operating costs partially offset the increased gross profit. In 2004 the Company incurred a total of $6.8 million of restructuring costs on a pre-tax basis related to the European sales and distributions operation, discussed below, and reorganization at certain production locations. The management rationalization within the Work Function segment, partial consolidation of the non-manufacturing functions of the Controls segment within the U.S. and completion of the relocation of the West Branch, Iowa, Work Function operations resulted in pre-tax costs of $2.4 million. In 2003 pre-tax restructuring costs related to production locations totaled $7.6 million. The lower restructuring costs in 2004 resulted in $2.4 and $3.7 million improvement in cost of sales and loss on disposal of fixed assets respectively, compared to 2003. The costs in selling, general, and administrative related to restructuring were $0.9 million higher in 2004 than in 2003.

The following table summarizes the significant costs, on a pretax basis, included in the selling, general, and administrative line that contributed to the $31.8 million increase in 2004 compared to 2003. Discussion of each item is included in the previous paragraph or in the paragraphs following the table:

In millions	2004	2003	Increase
Manufacturing location restructuring	$1.4	$0.5	$0.9
European sales and distribution operations restructuring	4.0	1.3	2.7
Development of common business system	3.5	2.2	1.3
Management incentive plans	16.9	3.6	13.3
Sarbanes-Oxley Section 404 compliance	6.7	0.5	6.2
Total	$32.5	$8.1	$24.4

The restructuring of the Company’s sales and distribution operations in Europe to consolidate inventory, warehouse, and distribution operations as well as streamline delivery directly from the manufacturing locations to the customer, which began in 2003, was substantially completed in 2004. Also contributing to the increase in selling, general, and administrative costs in 2004 was the continuing development and implementation of a common business system to standardize business processes and provide a single interface to direct OEM customers and suppliers. It is expected that the investment in the common business system will contribute to improved operational efficiency in future years after it is implemented at all Company locations.

The improved financial performance of the Company in 2004 resulted in additional costs associated with both its long-term and short-term incentive plans. Based on established performance targets for the incentive plans and the Company’s outlook on future operating results the expense in 2005 associated with the incentive plans is expected to approximate the 2004 expense. The Company implemented a new Financial Reporting Quality System, an overall quality improvement system for finance and information technology, to document and test internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. The $6.7 million of costs incurred in 2004 for the Financial Reporting Quality System relate to fees paid to external consultants, in addition to increased external audit fees related to the report on management’s assessment of internal controls over financial reporting that is required under the Sarbanes-Oxley Act of 2002.

III-9

Operating Results — 2004 Compared to 2003

Sales Growth by Market

The following table summarizes the Company’s sales growth by market. The table and following discussion is on a comparable basis, which excludes the effects of acquisitions and currency fluctuations.

	Americas	Asia-Pacific	Europe	Total
Agriculture/Turf Care	25%	54%	(1)%	17%
Construction/Road Building	36	9	16	22
Specialty	36	37	16	20
Distribution	23	15	7	15

Agriculture/Turf Care

The agricultural market in the Americas benefited from record crop production and strong livestock markets in the U.S. in 2004. The general increase in the agriculture market resulted in large sales increases to the large OEMs in the Americas market for all products. Although Asia-Pacific provides a smaller portion of the Company’s sales in the agricultural market than the Americas and Europe, the 54 percent increase in 2004 sales represents continuing growth in this region, primarily in Japan. The agriculture market in Europe remained flat in 2004, although sales growth did occur in the fourth quarter due to increased sales to several OEMs. The consumer zero-turn radius machines continue to gain market share from traditional lawn and garden tractors, which has led to increased sales of the Company’s new zero-turn transaxle product that was introduced late in 2003. In addition, the Company experienced market share gains from sales of low speed, high torque motors produced in its Nordborg, Denmark, facility.

Construction/Road Building

Sales within the construction market increased in the Americas due to a combination of increased production by OEMs and share growth as Sauer-Danfoss began to supply all hydraulic system content on an application produced by a large OEM, including product previously supplied by a competitor. The Americas road building market experienced strong growth in 2004 with sales growth to all OEMs. The Company experienced growth in Japan due to an increase in exports of skid steer loaders; however, this increase was partially offset by the Chinese government intervention to slow down the economy. Key customers in the Asia-Pacific region are located in China so the government economic restrictions in place during the last half of the year had a negative effect on sales growth; however, growth was strong in the first half of the year, resulting in growth for the full year of 9 percent. Exports also generated additional sales in the European region. Demand for transit mixers has had a positive effect on the European sales in the construction and road building markets. Sales to several European customers experienced strong growth in the fourth quarter of 2004.

Specialty

Sales into the specialty vehicle markets increased in all regions in 2004. Growth in the aerial lift and forklift markets, after several years of decreased demand, contributed strongly to the 20 percent growth in specialty vehicles. Sales growth is also occurring in the waste management and waste recycling markets in Asia-Pacific and the telehandler and forestry markets in Europe. Sales in the European region, which comprises the majority of the specialty market, has not recovered as quickly as the Americas and the Asia-Pacific markets.

Distribution

Products related to all of the above markets are sold to distributors, who then serve smaller OEMs.

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Order Backlog

The following table shows the Company’s order backlog and orders written activity for 2003 and 2004, in addition to the reasons why the amounts fluctuated between years. In 2005 the Company changed its methodology of recording backlog for a few of its larger customers. Under the revised approach the Company no longer includes customers’ forecasted amounts in backlog. The 2004 and 2003 amounts have been revised to reflect this change. Order backlog represents the amount of customer orders received for future shipment.

(in millions)	2003	Currency fluctuation	Acquisitions	Underlying increase (decrease)	2004
Americas
Backlog at December 31	$182.9	$0.3	$—	$45.0	$228.2
Orders written	481.9	0.9	—	136.5	619.3
Asia-Pacific
Backlog at December 31	21.5	0.4	1.1	(4.8)	18.2
Orders written	85.2	5.8	6.5	3.6	101.1
Europe
Backlog at December 31	162.7	17.3	—	24.0	204.0
Orders written	558.7	63.3	6.1	80.9	709.0
Total
Backlog at December 31	367.1	18.0	1.1	64.2	450.4
Orders written	1,125.8	70.0	12.6	221.0	1,429.4

Total order backlog at the end of 2004 was $450.4 million, compared to $367.1 million at the end of 2003, an increase of 23 percent. On a comparable basis, excluding the impact of currency fluctuation and acquisitions, order backlog increased 18 percent over 2003. New sales orders written for 2004 were $1,429.4 million, an increase of 27 percent from 2003. Excluding the impact of currencies and acquisitions, total orders written in 2004 were 20 percent above the 2003 levels.

Backlog information has become less reliable as an indicator of future sales expectations as customers continue to adjust orders closer to the scheduled production dates. The decrease in lead time may be due to customers taking advantage of reduced production cycles within the Company’s facilities or due to the customer’s uncertainty on the outlook of their own markets. Although backlog does not predict future sales levels as reliably as in the past, the increase in backlog at December 31, 2004 indicates that current demand is strong and suggests strong sales in future months.

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Business Segment Results

The following table provides a summary of each segment’s net sales and segment income, separately identifying the impact of currency fluctuations and acquisitions in 2004.

(in millions)	2003	Currency fluctuation	Acquisitions (1)	Underlying increase (decrease)	2004
Net sales
Propel	$505.0	$20.3	$5.1	$126.1	$656.5
Work Function	345.6	27.6	—	38.9	412.1
Controls	276.2	20.5	6.3	32.6	335.6
Segment income (loss)
Propel	$50.1	$8.0	$0.2	$31.7	$90.0
Work Function	9.3	(1.0)	—	12.5	20.8
Controls	13.7	0.1	0.7	10.2	24.7
Global Services and other expenses, net	(29.5)	(2.4)	—	(15.8)	(47.7)

(1)          Consists of three months of operations of Comatrol, which was acquired in April 2003 and the results of a Japanese manufacturing location which was accounted for under the equity method of accounting in 2003.

Propel Segment

The general improvement in the economy contributed to increased sales as demand from large OEMs and distributors increased. Increased sales of $40.0 million in the America’s turf care market also contributed to the sales increase as consumers continue to move away from mechanical transmissions to hydrostatic transmissions. Sales, excluding increases due to fluctuations in currency and acquisitions, increased by 25 percent in 2004 compared to 2003 due to both increased sales volumes and prices.

The Propel segment converted the 25 percent underlying increase in sales to an increase in segment income of 63 percent, excluding the impact of currency fluctuations and acquisitions. This $31.7 million increase in underlying segment income is 25 percent of the underlying sales increase, meeting the Company’s internal expectations. The increase in segment income was partly due to spreading fixed costs over a higher volume of units produced. However, the Company has also continued to identify process improvements and cost reduction opportunities through the use of Six-Sigma quality tools and the pursuit of lean manufacturing efficiency. In recent years Propel segment income has been negatively impacted by increased price pressures due to customers demanding price concessions. In 2004 a focus on global purchasing initiatives reduced material costs by sourcing components to global suppliers who were more cost effective than previous suppliers and to outsource the manufacturing of components when it was cost effective to do so. In 2003 the Propel segment incurred $5.2 million of field recall costs as a result of four separate quality issues. The Company focused on revising processes to reduce the level of field recall costs which contributed to the improved segment income in 2004.

Work Function Segment

Sales in the Work Function segment increased by 11 percent, excluding the effect of currency fluctuations and acquisitions in 2004 compared to 2003. Demand for Work Function product has been high throughout 2004 resulting in production operating at near full capacity at certain Work Function locations. Due to high demand, the Work Function segment has incurred $3.4 million of airfreight costs in order to meet customer delivery requirements in 2004, which negatively impacted segment income. However the increased airfreight costs were more than offset by reduced restructuring costs and the benefits that are

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beginning to be realized from this restructuring. In 2003 the Company incurred approximately $7.4 million of costs related to the relocation of operations from its facilities in Sturtevant, Wisconsin, and West Branch, Iowa, to its locations in Nordborg, Denmark; Wroclaw, Poland; Freeport, Illinois; and Lawrence, Kansas. The relocation of the West Branch location was completed in 2004, which, combined with additional reorganization within the Work Function segment, resulted in approximately $2.2 million of restructuring costs in 2004. In connection with the restructuring, the Company rationalized and outsourced certain low-volume product lines which is also contributing to the improved segment income in the current year. Segment income in 2004, excluding the effect of currency fluctuations and acquisitions, more than doubled from the 2003 level. The increased segment income derived from the underlying sales growth amounted to over 32 percent of the incremental sales growth, achieving management expectations.

Controls Segment

The Controls segment experienced sales growth of approximately 12 percent in 2004, excluding the effect of currency fluctuations and acquisitions. The PLUS 1 vehicle architecture was introduced during 2004, and although sales for the year were not a significant portion of the Controls Segment total sales, the introduction of the product has been well received. The $10.2 million increase in segment income is 31 percent of the underlying sales increase of $32.6 million, which is in line with management’s expectations.

Global Services and other expenses, net

The $15.8 million increase in Global Services and other expenses relates to three items. First, the Company continues to incur costs, $3.5 million in 2004, to develop a common business system for all of the Company’s worldwide operations. Costs to develop the common business system increased by $1.3 million from the 2003 amount of $2.2 million. Second, due to the Company’s improved financial performance in 2004 costs related to the Company’s incentive plans increased by $13.5 million. Outside service costs to assist in implementing the new requirements to document and test internal controls under Section 404 of the Sarbanes-Oxley Act of 2002 were $6.7 million in 2004, an increase of $6.2 million compared to costs incurred in 2003.

Income Taxes

The Company’s effective tax rate was 32.2 percent in 2004. A decrease of previously recorded accruals for outstanding IRS audit issues on prior year’s tax returns has resulted in a lower effective tax rate.

Market Risk

The Company is naturally exposed to various market risks, including changes in foreign currency exchange rates and interest rates.

Foreign Currency Changes

The Company has operations and sells its products in many different countries of the world and therefore, conducts its business in various currencies. The Company’s financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both translation risk and transaction risk. Translation risk is the risk that the financial statements of the Company, for a particular period or as of a certain date, may be affected by changes in the exchange rates that are used to translate the financial statements of the Company’s operations from foreign currencies into U.S. dollars. Transaction risk is the risk from the Company receiving its sale proceeds or holding its assets in a currency different from that in which it pays its expenses and holds its liabilities.

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In previous years, the Company had been well balanced between its U.S. and European operations because the Company generated its sales in the same country in which it incurred its expenses, or shipped products between geographic regions on a balanced basis. However, in recent years the balance has shifted and the amount of sales made in U.S. dollars has increased, whereas the production costs are in a currency other than the U.S. dollar, increasing the Company’s exposure to transaction risk. In 2005 the Company sold a total of $145.9 million into the U.S. of product that had been produced in European based currencies compared to sales into Europe of $45.7 million of product produced in U.S. dollars. This imbalance had a significant impact on the bottom line results of the Company. In 2005 the results were favorable as the dollar became stronger in comparison to other currencies compared to 2004. The Company produces and sells its product in several regions of the world, however the U.S. and European transactions comprise the majority of the imbalance between regions.

In 2005 the Company began to enter into forward contracts to minimize the impact of currency fluctuations on cash flows related to forecasted sales denominated in currencies other than the functional currency of the selling location. The forecasted sales represent sales to both external and internal parties. Any effects of the forward contracts related to sales to internal parties are eliminated in the consolidation process until the related inventory has been sold to an external party. The forward contracts qualify for hedge accounting and therefore are subject to effectiveness testing at the inception of the contract and throughout the life of the contract. The fair value of forward contracts outstanding at December 31, 2005 was not significant. In 2006 the Company plans to enter into additional forward contracts to offset the risk of fluctuations in the currency exchange rates having a significant impact on the financial results of the Company.

The Company is also impacted by translation risk in terms of comparing results from period to period. Fluctuations of currencies against the U.S. dollar can be substantial and therefore, significantly impact comparisons with prior periods. The translation impact on making prior period comparisons with respect to the Company’s net sales can be material. Translation affects the comparability of both the income statement and the balance sheet. As shown in the table below, the translation impact on net sales has been significant in recent years, with the exception of 2005 as the average exchange rate for the full year in 2005 was comparable to 2004.

	Percentage Sales Growth Over Prior Year
	2005	2004	2003
As Reported	10.2%	24.6%	18.3%
Without Currency Translation Impact	10.0	18.5	8.7

The change in the exchange rate does affect the comparability of the balance sheet between 2005 and 2004 as the balance sheet accounts are translated at the exchange rate as of December 31. The U.S. dollar strengthened by 13 percent against the euro from December 31, 2004 to December 31, 2005. The U.S. dollar weakened against the euro in 2004 and 2003 by 8 percent and 20 percent, respectively. The strengthening of the dollar has resulted in approximately 40 percent of the Company’s total balance sheet being stated 13 percent lower than the prior year since roughly 40 percent of the Company’s total assets and liabilities are denominated in the euro.

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Interest Rate Changes

The Company uses interest rate swap agreements on a limited basis to manage the interest rate risk on the total debt portfolio. The Company was a party to three interest rate swap agreements at December 31, 2005, with a combined notional amount of 6.8 million euro, that require the Company to pay interest at a fixed rate and receive interest at a variable rate. The fair value of the interest rate swap agreements is recorded as a liability of $0.3 million on the balance sheet at December 31, 2005, with the offset recorded in accumulated other comprehensive income as the derivatives are accounted for using hedge accounting. The interest rate swap agreements mature at various dates through March 2009.

The following table summarizes the maturity of the Company’s debt obligations for fixed and variable rate debt (amounts in millions):

	Fixed Rate Debt (1)	Variable Rate Debt
2006	$13.9	$154.6
2007	7.2	5.7
2008	14.2	—
2009	13.1	—
2010	14.7	—
Thereafter	80.6	—
Total	$143.7	$160.3

(1)          Includes total principal repayments of $8.0 million on variable rate debt that the rate has been fixed through the use of interest rate swaps.

Liquidity and Capital Resources

The Company’s principal sources of liquidity have been cash flow from operations and from its various credit facilities. The Company historically has accessed diverse funding sources, including short-term and long-term unsecured bank lines of credit in the United States, Europe, and Asia, as well as the private debt markets in the United States as discussed in Note 7 in the Notes to Consolidated Financial Statements. The Company expects to have sufficient sources of liquidity to meet its future funding needs due to the multiple funding sources that have been, and continue to be, available to the Company.

The multicurrency revolving credit facility, which was a modification of the revolving credit facility previously outstanding, provides up to $250 million of unsecured credit through December 2010. At December 31, 2005 the Company had $98.3 million outstanding under the revolving credit facility. The Company is required to meet certain financial covenants under this facility as described in Note 7 in the Notes to Consolidated Financial Statements. The Company was in compliance with the covenants at December 31, 2005 and is not aware of any circumstances currently that would impact compliance during the next twelve months.

Cash Flows from Operations

Cash provided by operations was $116.3 million in 2005, approaching the record $124.8 million of cash from operations in 2004. The Company invested an additional $24.3 million, excluding the effect of currency, in inventories in 2005 in order to meet the anticipated increase in demand for product in early 2006. The inventory increase was offset by an increase in accrued liabilities of $17.6 million, primarily due to increased tax accruals in Germany.

Total cash of the Company increased $2.9 million from December 31, 2004 to December 31, 2005. At December 31, 2005, cash balances in China totaled $10.5 million, or $4.6 million higher than the cash

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balances at December 31, 2004. Due to the nature of the governmental and other regulatory controls, it is difficult to move cash out of China for reasons other than payment for goods shipped into them. As the Company continues to consider expanding its manufacturing capabilities in low cost regions, it will make every effort to utilize the cash balances to fund future expansions. Total cash outside of China actually decreased by $1.7 million in 2005, which is in line with the Company’s overall goal to minimize the cash on its balance sheet in order to reduce bank borrowings.

Cash Used in Investing Activities

As discussed in the business segment results, demand for certain Work Function production has exceeded capacity in 2005, resulting in investments to increase production capacity for future years. Capital expenditures for 2005 totaled $95.2 million. In 2004 $13.2 million of the reported $79.3 million of capital expenditures related to the development of the company-wide business system.

Cash Used in Financing Activities

The Company continues to pay dividends to stockholders on a quarterly basis with $21.8 million of cash used to pay dividends in 2005. In addition, the Company periodically makes distributions to its minority interest partners from its various joint venture activities with distributions totaling $6.6 million in 2005. The distributions can vary from year to year depending on the amount of undistributed earnings of the businesses and the needs of the partners. The Company borrowed an additional $9.2 million in 2005, and paid $0.9 million of fees related to the modification of its multicurrency revolving credit facility discussed above.

Contractual Cash Obligations

The majority of the Company’s contractual obligations to make cash payments to third parties are for financing obligations. These include future lease payments under both operating and capital leases. The following table discloses the Company’s future commitments under contractual obligations as of December 31, 2005:

Contractual Cash Obligations (3)	Total	2006	2007	2008	2009	2010	Thereafter
Long-term debt	$304,000	$168,548	$12,899	$14,205	$13,128	$14,662	$80,558
Interest on long-term debt (1),(2)	65,040	13,055	11,726	11,007	9,945	8,739	10,568
Capital leases	19,008	1,666	988	988	988	988	13,390
Operating leases	54,463	11,650	7,402	4,120	3,090	2,874	25,327
Rental and service agreements with related party Danfoss A/S	58,792	6,500	6,364	6,275	6,261	6,261	27,131
Total contractual cash obligations	$501,303	$201,419	$39,379	$36,595	$33,412	$33,524	$156,974

The following assumptions are used in the calculation of the contractual cash obligations:

(1)         The annual amount borrowed under revolving credit agreements does not change from the $98.3 million borrowed at December 31, 2005, through the maturity date of the agreements.

(2)         The margin rate on variable interest rate debt does not change from December 31, 2005. The base interest rate for future years is based on the interest yield curves as of December 31, 2005.

(3)         Commitments denominated in a currency other than the U.S. dollar are translated at the December 31, 2005 exchange rate.

In addition to the above contractual obligations, the Company has certain other funding needs that are non-contractual by nature, including funding of certain pension plans. In 2006 the Company anticipates

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contributing $8.1 million to its U.S. and U.K. pension and health benefit plans. There are no plans to fund the German pension plan, which is customary in that country.

Other Matters

Critical Accounting Estimates

The SEC’s guidance surrounding the disclosure of critical accounting estimates requires disclosures about estimates a company makes in applying its accounting policies. However, such discussion is limited to “critical accounting estimates,” or those that management believes meet two criteria: 1) the accounting estimate must require a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and 2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period could have a material impact on the presentation of the company’s financial condition, changes in financial condition or results of operations.

Besides the estimates that meet the two criteria for a “critical estimate” above, the Company makes many other accounting estimates in preparing its financial statements and related disclosures. All estimates, whether or not deemed critical, can affect the reported amounts of assets, liabilities, revenues, and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including estimates not deemed “critical” under the SEC’s guidance.

The discussion below should be read in conjunction with disclosures elsewhere in this discussion and in the Notes to the Consolidated Financial Statements related to estimates, uncertainties, contingencies, and new accounting standards. Significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements beginning on page F-5. The development and selection of accounting estimates, including those deemed “critical,” and the associated disclosures in this discussion, have been discussed by management with the audit committee of the Board of Directors.

Inventory Valuation — As a manufacturer in the capital goods industry, inventory is a substantial portion of the assets of the Company, amounting to almost 21 percent of total assets at December 31, 2005. The Company must periodically evaluate the carrying value of its inventory to assess the proper valuation. This includes recording period adjustments as needed to 1) cover losses in the normal course of operation, 2) provide for excess and obsolete inventory, and 3) ensure that inventory is valued at the lower of cost or market. On a quarterly basis, management within each segment performs an analysis of the underlying inventory to identify the need for appropriate write-downs to cover each of these items. In doing so, management applies consistent practices based upon historical data such as actual loss experience, past and projected usage, actual margins generated from trade sales of its products, and finally its best judgment to estimate the appropriate carrying value of the inventory.

Warranty Provisions — The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records liabilities for the estimated warranty costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded. Factors that affect the Company’s warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

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In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these as “field recalls” and in these instances, the Company will record a specific provision for the expected costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. Typically, field recalls are infrequent in occurrence, however, when they occur, field recalls can be for a large number of units and quite costly to rectify. Because of the sporadic and infrequent nature of field recalls, and due to the extreme range of costs associated with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are settled, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed on a quarterly basis.

Long-Lived Asset Recovery — A significant portion of the Company’s total assets consist of property, plant and equipment (PP&E) and definite life intangibles, as well as goodwill. Changes in technology or in the Company’s intended use of these assets, as well as changes in the broad global economy in which the Company operates, may cause the estimated period of use or the carrying value of these assets to change.

This requires the Company to periodically assess the estimated useful lives of its assets in order to match, through depreciation and amortization, the cost of those assets with the benefits derived over the period of usefulness. The useful lives of these assets can be shortened through greater use due to volume increases, rapidly changing technology such as the use of electronics and computer-operated controls, and through inadequate maintenance. Despite management’s best efforts to determine the appropriate useful lives of its equipment, certain situations may arise that lead to an asset or group of assets becoming impaired, meaning their economic value becomes less than the value at which the Company is carrying the asset on its books. Examples of these situations are product rationalization efforts or restructuring of manufacturing facilities. When these situations arise, the Company tests the assets for impairment and will write down the asset in the period when the impairment becomes known. In addition, goodwill is tested for impairment at least annually. As of December 31, 2005, a ten percent change in the depreciable lives of the Company’s assets would impact depreciation expense by approximately $8.5 million.

Valuation of Trade Receivables — The Company records trade receivables due from its customers at the time a sale is recorded in accordance with its revenue recognition policy. The future collectibility of these amounts can be impacted by the Company’s collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical aging of its receivables, looking at the historical losses incurred as a percentage of net sales, and by monitoring the financial strength of its customers. In addition, local customary practices have to be taken into account due to varying payment terms being applied in various parts of the world where the Company conducts its business. If the Company becomes aware of a customer’s inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

Workers Compensation — The Company has an insurance policy to cover workers compensation claims in the United States, in which the Company pays the first $0.25 million per claim, per incident. The Company establishes its workers compensation reserve based on historic growth factors of claims and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis.

U.S. Health Care Costs — The Company self insures its U.S. health care costs for eligible employees and their qualified dependents with exposure limited to $0.2 million per individual. The Company

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establishes reserves for its health care cost based on historic claims data and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis.

Pensions — The Company has noncontributory defined benefit pension plans for a majority of its employees. In certain countries, such as the United States and the United Kingdom, these plans are funded with plan assets whereas in other countries such as Germany, the plans are completely unfunded, which is customary. The measurement of the Company’s pension obligations and costs is dependent on a variety of assumptions determined by management and used by the Company’s actuaries. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and other experience. These assumptions may have an effect on the amount and timing of future contributions. The plan trustee conducts an independent valuation of the fair value of pension plan assets.

The assumptions used in developing the required estimates include the following key factors:

Discount rates	Inflation
Salary growth	Expected return on plan assets
Retirement rates	Mortality rates

The Company bases the discount rate assumption on investment yields available at or near year-end on corporate long-term bonds rated AA. The inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect the Company’s long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategy, and the views of investment managers and other large pension plan sponsors. Retirement and mortality rates are based primarily on actual plan experience and standard industry actuarial tables, respectively. The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods.

The Company’s funding policy for the U.S. plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amounts the Company may deem to be appropriate. In 2006 the Company anticipates contributing $5.1 million to its U.S. plans and $1.2 million to its U.K. plans.

Postretirement Benefits Other Than Pensions — The Company provides postretirement health care benefits for certain employee groups in the United States. This plan is contributory and contains certain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund this plan and has the right to modify or terminate this plan in the future.

The postretirement liability, which is determined on an actuarial basis, is recognized in the Company’s Consolidated Balance Sheets and the postretirement expense is recognized in the Consolidated Statements of Income. The Company must determine the actuarial assumption for the discount rate used to reflect the time value of money in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the postretirement cost for the subsequent year. For guidance in determining this rate, the Company looks at investment yield trends available near year-end on corporate bonds rated AA. In addition, the Company must determine the actuarial assumption for the health care cost trend rate used in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the net periodic postretirement benefit cost for the subsequent year. See Note 8 in the Notes to Consolidated Financial Statements for information on the assumptions used as of December 31, 2005. As of December 31, 2005, a one-percentage-point change in the assumed health care cost trend rate would impact the expense recognized in 2005 by $0.2 million and would affect the post-retirement benefit obligation by $2.2 million.

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Deferred Income Taxes — Tax regulations may require items to be included in the tax return at different times than the items are reflected in the financial statements. Some of the differences are permanent, such as expenses that are not deductible on a tax return, and some of the differences are temporary such as depreciation expense. Temporary differences create deferred tax assets and liabilities. Deferred tax assets generally are attributable to items that can be used as a tax deduction or credit in a tax return in future years but the amount has already been included as an expense in the financial statements. Deferred tax liabilities generally represent deductions that have been taken on the tax return but have not been recognized as expense in the financial statements. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

New Accounting Policies

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share-Based Payment” in December 2004, which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and eliminates the alternative of accounting for share-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”   The revised standard requires an entity to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant with the cost recognized over the period during which an employee is required to provide services in exchange for the award. The Company adopted SFAS No. 123R in 2005 with no impact on the Company’s financial position or net income as the Company was previously accounting for stock-based compensation in accordance with SFAS No. 123.

In November 2004 the FASB issued SFAS No. 151, “Inventory Costs.”  SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4 on inventory pricing to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt SFAS No. 151 in 2006. At December 31, 2005 the impact of adopting this statement would not be material to the consolidated financial statements.

In December 2004 the FASB issued FASB Staff Position (FSP) No. 109-2 “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the Jobs Creation Act of 2004” which provides guidance under SFAS No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (AJCA) on an entity’s income tax expense and tax liability. AJCA was enacted in October, 2004 and introduced a limited time 85 percent dividend received deduction on the repatriation of certain foreign earnings. In 2005 the Company repatriated approximately $90.0 million of undistributed earnings from a Danish subsidiary under the AJCA and has recorded a related tax expense of $0.8 million.

Non-Audit Services of Independent Registered Public Accounting Firm

The Company’s Independent Registered Public Accounting Firm, KPMG LLP, perform the following non-audit services that have been approved by the Audit Committee of the Board of Directors: international and U.S. tax planning and compliance services, expatriate tax services, benefit plan audits, statutory audits and related matters, and tax and accounting technical support.

Outlook

Management of the Company anticipates that the U.S. market will continue to grow, but at a more moderate rate than the high growth experienced in 2005. The European market is expected to grow in 2006 as compared to the slow market growth experienced in Europe in 2005. The markets in the

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Asia-Pacific region experienced growth at the end of 2005 and this growth is expected to continue into 2006. The implementation of the Company’s common business system will continue, with the Company’s largest implementation of the North American operations occurring in the second quarter of 2006.

Management continues to strive for a reduction in the overall cost structure and will continue to pursue activities to support this goal. A number of actions are being considered to accomplish this goal over the next eighteen months, including the phase-out and divesture of underperforming products in combination with the consolidation of select services and facilities. As a first step in this direction, on March 1, 2006 the Company announced that it intends to close its LaSalle, Illinois facility. This plant is primarily a machining facility for the Propel segment and the majority of the plant operations are expected to be outsourced to external suppliers. The Company anticipates incurring the following range of expenses related to the plant closure:

(in millions)	Low	High
Employee termination costs	$1.6	$1.8
Pension curtailment	1.5	1.7
Property and equipment impairment	3.9	5.0
Other costs	1.0	1.5
Total costs	$8.0	$10.0

The Company anticipates that approximately 40 to 60 percent of the above expenses will result in cash expenditure, including the funding of a pension plan, which will occur over approximately the next seven to ten years.

Overall, management anticipates the financial results in 2006 to be favorable compared to 2005.

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Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Income

(Dollars in thousands, except per share data)

	For the Years Ended December 31,
	2005	2004	2003
Net Sales	$1,547,816	$1,404,159	$1,126,774
Costs and Expenses:
Cost of sales	1,190,070	1,058,075	874,410
Selling, general and administrative	217,130	200,142	156,658
Research and development	58,673	51,913	43,456
Loss on disposal of fixed assets	1,391	2,119	5,328
Total costs and expenses	1,467,264	1,312,249	1,079,852
Operating income	80,552	91,910	46,922
Nonoperating Income (Expenses):
Interest expense	(17,540)	(18,403)	(18,748)
Interest income	1,887	988	1,348
Other, net	3,465	(4,052)	(3,358)
Nonoperating expenses, net	(12,188)	(21,467)	(20,758)
Income Before Income Taxes and Minority Interest	68,364	70,443	26,164
Minority Interest and Equity Income, net	(18,657)	(21,522)	(15,405)
Income Before Income Taxes	49,707	48,921	10,759
Income Tax Benefit (Expense)	(10,992)	(15,735)	474
Net Income	$38,715	$33,186	$11,233
Net Income per common share, basic	$0.82	$0.70	$0.24
Net Income per common share, diluted	$0.81	$0.70	$0.24
Weighted average basic shares outstanding	47,455,507	47,409,377	47,401,223
Weighted average diluted shares outstanding	47,795,160	47,509,941	47,516,093

See accompanying notes to consolidated financial statements.

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Sauer-Danfoss Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	December 31,
	2005	2004
Assets
Current Assets:
Cash and cash equivalents	$14,194	$11,273
Accounts receivable (net of allowances fo doubtful accounts of $4,900 and $4,671 in 2005 and 2004, respectively)	220,752	233,146
Inventories	245,383	241,562
Other current assets	31,891	40,131
Total current assets	512,220	526,112
Property, Plant and Equipment, net	450,426	478,543
Other Assets:
Goodwill	120,318	129,554
Other intangible assets, net	29,587	33,357
Deferred income taxes	42,871	32,990
Other	15,491	11,025
Total other assets	208,267	206,926
	$1,170,913	$1,211,581
Liabilities and Stockholders’ Equity
Current Liabilities:
Notes payable and bank overdrafts	$28,275	$23,609
Long-term debt due within one year	168,548	244,987
Accounts payable	107,090	130,071
Accrued salaries and wages	44,035	46,988
Accrued warranty	17,047	16,392
Other accrued liabilities	46,312	35,940
Total current liabilities	411,307	497,987
Long-Term Debt	135,452	76,496
Other Liabilities
Long-term pension liability	49,590	57,148
Postretirement benefits other than pensions	19,461	18,545
Deferred income taxes	44,277	48,454
Other	20,464	28,949
Total other liabilities	133,792	153,096
Minority Interest in Net Assets of Consolidated Companies	51,440	39,927
Stockholders’ Equity:
Preferred stock, par value $.01 per share, authorized 4,500,000 shares, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, authorized shares 75,000,000 in 2005 and 2004; issued and outstanding 47,498,232 in 2005 and 47,445,768 in 2004	475	474
Additional paid-in capital	332,861	319,871
Retained earnings	78,176	62,257
Accumulated other comprehensive income	27,410	61,710
Unamortized restricted stock compensation	—	(237)
Total stockholders’ equity	438,922	444,075
	$1,170,913	$1,211,581

See accompanying notes to consolidated financial statements.

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Sauer-Danfoss Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity and Comprehensive Income
(Dollars in thousands, except per share data)

	Number of Shares Outstanding	Common Stock	Aditional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unamortized Restricted Stock Compensation	Total
Year Ended December 31, 2003
Beginning balance	47,418,768	$474	$313,760	$47,870	$5,346	$(119)	$367,331
Comprehensive income:
Net income	—	—	—	11,233	—	—	—
Pension adjustment	—	—	—	—	(1,935)	—	—
Unrealized losses on hedging activities	—	—	—	—	(1,360)	—	—
Currency Translation	—	—	—	—	35,325	—	—
Total comprehensive income	—	—	—	—	—	—	43,263
Stock incentive expense	—	—	423	—	—	—	423
Restricted stock grant	13,500	—	136	—	—	(136)	—
Restricted stock compensation	—	—	—	—	—	98	98
Deemed dividend	—	—	—	(621)	—	—	(621)
Cash dividends declared ($.28 per share)	—	—	—	(13,280)	—	—	(13,280)
Ending Balance	47,432,268	474	314,319	45,202	37,376	(157)	397,214
Year Ended December 31, 2004:
Comprehensive income:
Net income	—	—	—	33,186	—	—	—
Pension adjustment	—	—	—	—	(7,655)	—	—
Unrealized losses on hedging activities	—	—	—	—	(538)	—	—
Currency Translation	—	—	—	—	32,527	—	—
Total comprehensive income	—	—	—	—	—	—	57,520
Performance unit compensation	—	—	5,344	—	—	—	5,344
Restricted stock grant	13,500	—	208	—	—	(208)	—
Restricted stock compensation	—	—	—	—	—	128	128
Cash dividends declared ($.34 per share)	—	—	—	(16,131)	—	—	(16,131)
Ending Balance	47,445,768	474	319,871	62,257	61,710	(237)	444,075
Year Ended December 31, 2005:
Comprehensive income:
Net income	—	—	—	38,715	—	—	—
Pension adjustment	—	—	—	—	92	—	—
Unrealized losses on hedging activities	—	—	—	—	192	—	—
Currency Translation	—	—	—	—	(34,584)	—	—
Total comprehensive income							4,415
Adoption of SFAS No. 123R “Share Based Payment”	—	—	(237)	—	—	237	—
Performance units vested	38,964	1	(1)	—	—	—	—
Modification of performance units			3,545				3,545
Restricted stock grant	13,500	—	—	—	—	—	—
Restricted stock and performance unit compensation			9,683			—	9,683
Cash dividends declared ($.48 per share)	—	—	—	(22,796)	—	—	(22,796)
Ending Balance	47,498,232	$475	$332,861	$78,176	$27,410	$—	$438,922

See accompanying notes to consolidated financial statements.

III-24

Sauer-Danfoss Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Years Ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities:
Net Income	$38,715	$33,186	$11,233
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	88,322	82,363	80,377
Minority interest and equity income, net	18,657	21,522	15,405
Restricted stock and performance unit compensation	9,683	5,344	—
(Increase) decrease in working capital, excluding effects of acquisitions —
Accounts receivable, net	(4,829)	(30,780)	(5,542)
Inventories	(24,276)	(24,287)	(7,616)
Accounts payable	(13,368)	22,705	6,121
Accrued liabilities	17,621	10,191	6,188
Change in deferred income taxes	(12,449)	(2,174)	(12,371)
Other	(1,764)	6,742	1,763
Net cash provided by operating activities	116,312	124,812	95,558
Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(95,247)	(79,257)	(59,991)
Payments for acquisitions and license rights, net of cash acquired	—	(5,656)	(7,202)
Proceeds from sales of property, plant and equipment	1,942	9,367	2,204
Net cash used in investing activities	(93,305)	(75,546)	(64,989)
Cash Flows from Financing Activities:
Net borrowings (repayments) on notes payable and bank overdrafts	7,598	(14,978)	1,120
Net borrowings (repayments) on revolving credit facility	(62,355)	33,420	33,018
Repayments of long-term debt	(13,253)	(42,355)	(34,200)
Borrowings of long-term debt	77,190	—	—
Payments for debt financing costs	(898)	—	(1,824)
Cash dividends	(21,843)	(14,706)	(13,280)
Distribution to minority interest partners	(6,570)	(14,711)	(13,667)
Net cash used in financing activities	(20,131)	(53,330)	(28,833)
Effect of Exchange Rate Changes on Cash	45	251	953
Cash and Cash Equivalents:
Net increase (decrease) during the year	2,921	(3,813)	2,689
Beginning balance	11,273	15,086	12,397
Ending balance	$14,194	$11,273	$15,086
Supplemental Cash Flow Disclosures:
Interest paid	$15,601	$17,984	$18,581
Income taxes paid	$14,780	$12,324	$12,825

See accompanying notes to consolidated financial statements.

III-25

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies:

Basis of Presentation and Principles of Consolidation —

Sauer-Danfoss Inc., a U.S. Delaware corporation, and subsidiaries (the Company) is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components that generate, transmit and control power in mobile equipment. The Company’s products are used by original equipment manufacturers of mobile equipment, including construction, road building, agricultural, turf care, material handling, and specialty vehicle equipment. The Company’s products are sold throughout the world either directly or through distributors.

The consolidated financial statements represent the consolidation of all companies in which the Company has a controlling interest and are stated in accordance with accounting principles generally accepted in the United States. All significant intercompany balances, transactions, and profits have been eliminated in the consolidated financial statements.

Use of Estimates —

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Revenue Recognition —

Net sales are recorded when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. Estimates for future warranty expense are recorded when the related revenue is recognized. Timing of revenue recognition is consistent with when the risks and rewards of ownership and title to the product have transferred to the customer.

Cash and Cash Equivalents —

Cash equivalents are considered by the Company to be all highly liquid instruments purchased with original maturities of three months or less. At December 31, 2005 cash balances in China totaled approximately $10,500 and due to the nature of the governmental and other regulatory controls it is difficult to move cash out of this country for reasons other than payment for goods shipped into them.

Trade Receivables —

The Company records trade receivables due from its customers at the time sales are recorded in accordance with its revenue recognition policy. The future collectibility of these amounts can be impacted by the Company’s collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical aging of its receivables and by monitoring the financial strength of its customers. If the Company becomes aware of a customer’s inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes

III-26

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

Inventories —

Inventories are valued at the lower of cost or market, using various cost methods, and include the cost of material, labor, and factory overhead. The last-in, first-out (LIFO) method was adopted in 1987 and is used to value inventories at the U.S. locations which existed at that time. Inventories at all of the non-U.S. locations and the U.S. locations obtained through acquisition after 1987, which produce products different than those produced at U.S. locations existing at 1987, are valued under the inventory valuation method in place prior to acquisition, either weighted average or first-in, first-out (FIFO). The percentage of year-end inventory valued under the LIFO, FIFO, and average cost methods was 18%, 45%, and 37%, respectively, for 2005 and 17%, 42%, and 41%, respectively, for 2004.

Property, Plant and Equipment and Depreciation —

Property, plant and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is generally computed using the straight-line method for building equipment and buildings over 10 to 37 years and for machinery and equipment over 3 to 8 years (3 to 12 years for additions in 1999 and prior). Additions and improvements that substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs ($38,697, $36,533, and $27,208 in 2005, 2004, and 2003, respectively) are charged to expense. When property, plant and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of income.

Goodwill and Other Intangible Assets —

Goodwill represents the excess of the purchase price over the estimated fair values of net assets acquired in the purchase of businesses. The Company accounts for intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which requires that goodwill is not amortized, but tested for impairment at least annually. Intangible assets consist primarily of trade names, technology, and customer relationships and are recorded at cost or fair value at the time of acquisition. Intangible assets are amortized on a straight-line basis over their legal or estimated useful lives, which range from three to thirty-five years.

Product Warranty —

The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records warranty liabilities for the estimated costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded. Factors that affect the Company’s warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per

III-27

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these as field recalls and in these instances, the Company records a specific provision for the expected costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. Due to the sporadic and infrequent nature of field recalls, and the potential for a range of costs associated with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are carried out, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed on a quarterly basis.

Impairment of Long-Lived Assets and Assets to be Disposed Of —

Consistent with the requirements of Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived tangible and intangible assets may not be recoverable. The carrying value of long-lived tangible and intangible assets to be held and used is evaluated based on the expected future undiscounted operating cash flows. When events or circumstances indicate the carrying value of an asset or group of assets is impaired, the Company recognizes an impairment loss to the extent that the carrying value of the assets exceeds the fair value of the assets.

Income Taxes —

The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company’s assets and liabilities, net operating loss carryforwards, and tax credit carryforwards and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Income Per Share —

Basic net income per common share is based on the weighted average number of common shares outstanding in each year. Diluted net income per common share assumes that outstanding common shares were increased by shares issuable upon (i) exercise of restricted stock shares, and (ii) granting of shares under the long-term incentive plan, after it becomes certain that the performance requirements needed to

III-28

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

be met in accordance with the incentive plan will be achieved. Shares under both the restricted stock plan and the long term incentive plan have an exercise price of zero.

	Net Income	Shares	EPS
December 31, 2005
Basic net income	$38,715	47,455,507	$0.82
Effect of dilutive securities:
Restricted stock	—	22,486	—
Performance units	—	317,167	(0.01)
Diluted net income	$38,715	47,795,160	$0.81
December 31, 2004
Basic net income	$33,186	47,409,377	$0.70
Effect of dilutive securities:
Restricted stock	—	18,185	—
Performance units	—	82,379	—
Diluted net income	$33,186	47,509,941	$0.70
December 31, 2003
Basic net income	$11,233	47,401,223	$0.24
Effect of dilutive securities:
Restricted stock	—	12,885	—
Performance units	—	101,985	—
Diluted net income	$11,233	47,516,093	$0.24

Fair Value of Financial Instruments —

The carrying values of cash and cash equivalents, accounts and other receivables, notes payable and bank overdrafts, and accounts payable approximate fair value because of the short-term nature of these instruments.

The fair value of long-term debt is calculated by discounting scheduled cash flows through maturity using estimated market discount rates. The discount rate is estimated using the rates currently offered for long-term debt of similar remaining maturities. At December 31, 2005 the Company estimated the fair value of its long-term debt, including amounts due within one year, at $307,550 compared to its carrying value of $304,000. The estimated fair value of long-term debt at December 31, 2004 was $307,547 compared to its carrying value of $321,483. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

III-29

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

Translation of Non-U.S. Currencies —

Assets and liabilities of consolidated non-U.S. subsidiaries are translated into U.S. dollars at exchange rates in effect at the end of each period, while revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are included in stockholders’ equity. Gains or losses on transactions denominated in non-U.S. currencies and the related tax effects are reflected in the consolidated statements of income. Due to changes in translation rates between periods, comparisons of balances and revenue and expense activity between periods may not be meaningful.

Derivatives and Hedging —

Derivative financial instruments are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Under SFAS 133, all derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value.

Interest rate swaps, which are designated as cash flow hedges, are used by the Company to establish fixed interest rates on outstanding borrowings. At December 31, 2005 and 2004, the Company had three interest rate swaps outstanding that mature at various dates through March 2009. The combined notional amount of the three contracts is 6,769 euros at December 31, 2005. There is no ineffectiveness of the interest rate swaps and therefore, the changes in fair value of the derivatives is recorded in accumulated other comprehensive income.

In 2005 the Company began to enter into forward contracts to minimize the impact of currency fluctuations on cash flows related to forecasted sales denominated in currencies other than the functional currency of the selling location. The forward contracts qualify for hedge accounting and therefore are subject to effectiveness testing at the inception of the contract and throughout the life of the contract. The fair value of forward contracts outstanding at December 31, 2005 of $17 was recorded as a liability on the consolidated balance sheet.

At December 31, 2004 the Company was party to a foreign currency contract, which matured in January 2005, to protect against the effects of foreign currency fluctuations for a loan to the U.S. holding company from a Danish bank denominated in euros. The mark-to-market gain or loss due to currency fluctuations on both the loan and the currency contract are reported in other income (expense) in the consolidated statements of income with the asset and liability in the consolidated balance sheets adjusted to fair value.

Employee Stock-Based Compensation —

The Company accounts for employee stock-based compensation in accordance with SFAS No. 123R, “Share-Based Payments.” The fair value method to account for employee-stock compensation was adopted in 2003.

III-30

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

New Accounting Principles —

In December 2004 the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 109-2 “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the Jobs Creation Act of 2004” which provides guidance under SFAS No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (AJCA) on an entity’s income tax expense and tax liability. AJCA was enacted in October, 2004 and introduced a limited time 85% dividend received deduction on the repatriation of certain foreign earnings. FSP No. 109-2 states that an entity is allowed time beyond the financial reporting period of enactment to evaluate the effect of the AJCA on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. In 2005 the Company repatriated approximately $90,000 of undistributed earnings from a Danish subsidiary under the AJCA and has recorded a related tax expense of $829.

The FASB issued FASB Interpretation No. (FIN) 47, “Accounting for Conditional Asset Retirement Obligations” in March 2005, which clarifies the term “conditional asset retirement obligation” used in SFAS No. 143, “Accounting for Asset Retirement Obligations.” The Company adopted the requirements of FIN 47 in 2005 with no effect on the Company’s consolidated financial statements.

The FASB issued SFAS No. 123R, “Share-Based Payment” in December 2004, which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and eliminates the alternative of accounting for share-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”   The revised standard requires an entity to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant with the cost recognized over the period during which an employee is required to provide services in exchange for the award. The Company adopted SFAS No. 123R in 2005 with no impact on the Company’s financial position or net income as the Company adopted SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” in 2003. In accordance with SFAS No. 148, the Company selected the prospective method of reporting this change in accounting principle, which allowed the Company to apply the recognition provisions to all employee awards granted, modified or settled after January 1, 2003.

In May 2004 the Financial Accounting Standards Board (FASB) issued Staff Position (FSP) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003” (the Act) which replaced FSP 106-1 of the same name. The Act introduced a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company’s retiree health and accident plan is at least actuarially equivalent to Medicare Part D and is eligible for the federal subsidy. The Company determined that the impact of the Act on the financial statements was not material and therefore was not considered a significant event. The effects of the Act were incorporated in the measurement of plan assets and obligation that was completed as of December 31, 2005 resulting in a decrease of $1,465 in the amount of unrecognized actuarial loss. The

III-31

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(1) Summary of Significant Accounting Policies: (Continued)

effects of the Act are being amortized over the expected remaining life of the Plan participants, resulting in a reduction to the annual postretirement benefit expense of approximately $200.

The FASB issued FIN No. 46R, “Consolidation of Variable Interest Entities” in December 2003, which requires variable interest entities to be consolidated by the party determined to be the primary beneficiary. A primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding the variable interest. The Company adopted FIN No. 46R in the first quarter of 2004, consolidating one entity which was previously accounted for under the equity method of accounting, with no material effect on the financial statements.

The Company adopted SFAS No. 132R, “Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106” in 2003, with additional disclosures provided in 2004. This statement added certain disclosure requirements for the major categories of plan assets, the accumulated pension benefit obligations, the measurement date used, the benefits expected to be paid to plan participants during the next ten years, the employer’s contributions expected to be paid to the plans during the next fiscal year, and interim disclosures of the components of the benefit costs along with any revisions to the contributions expected to be paid to the plans for the current fiscal year. This statement required additional disclosure only, as provided in Note 8, and had no effect on the Company’s financial position or net income.

In May 2003 the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 requires companies to classify certain financial instruments as liabilities that may previously have been classified as equity. The Company adopted SFAS No. 150 in 2003 and reviewed all joint venture agreements that may require different accounting treatment under SFAS No. 150 than previously adopted. There was no impact on the consolidated financial statements other than the additional disclosure in Note 10.

In November 2004 the FASB issued SFAS No. 151, “Inventory Costs.”  SFAS No. 151 amends Accounting Research Bulletin No. 43, Chapter 4 on inventory pricing to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials should be recognized as current period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The Company is required to adopt SFAS No. 151 in 2006. At December 31, 2005 the impact of adopting this statement would not be material to the consolidated financial statements.

Reclassifications —

Certain previously reported amounts have been reclassified to conform to the current period presentation.

III-32

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(2) Business Combinations:

During the second quarter of 2004, the Company exercised its option to acquire the remaining 15% of Comatrol S.p.A for approximately $4,300. The Company acquired Comatrol, located in Reggio Emilia, Italy, with approximately 100 employees and $22,000 in annual sales, for its manufacturing and product technology. In the second quarter of 2003, the Company purchased 40% of the outstanding shares of Comatrol, increasing its ownership percentage to 85%, and therefore began to consolidate the financial results of the business. Prior to purchasing the controlling interest in Comatrol, the Company accounted for the results of its 45% ownership interest, acquired in the first quarter 2002, under the equity method of accounting. The Company completed the allocation of the purchase price in 2004, resulting in $1,042 being reclassified from intangible assets to goodwill. The total purchase price paid to acquire Comatrol was approximately $22,100. The Company recognized intangible assets of approximately $600 and $2,200 for technology and customer relationships, respectively, in connection with the Comatrol acquisition. The transaction also resulted in recognizing approximately $14,500 of goodwill.

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2005 are as follows:

	Propel Segment	Work Function Segment	Controls Segment	Total
Balance at January 1, 2004	$34,169	$20,398	$65,087	$119,654
Goodwill acquired during period	—	—	4,009	4,009
Reclassify goodwill to intangible assets	—	—	1,042	1,042
Translation adjustment	1,329	793	2,727	4,849
Balance as of December 31, 2004	$35,498	$21,191	$72,865	$129,554
Translation adjustment	(2,531)	(1,511)	(5,194)	(9,236)
Balance as of December 31, 2005	$32,967	$19,680	$67,671	$120,318

III-33

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(3) Restructuring Charges:

The Company began to restructure its European sales and distribution operations during 2003, which continued throughout 2004. During 2003 the Company relocated the operations of its Sturtevant, Wisconsin, and West Branch, Iowa, locations to other existing facilities and outsourced certain processes to reduce costs and increase efficiencies. The West Branch operations relocation was completed in 2004, in addition to management reorganizations within the Work Function segment. No significant restructuring projects were underway in 2005. The costs related to the Sturtevant and West Branch restructurings were included in the Work Function segment. The charges related to the European sales and distribution restructuring were allocated to all segments. The following table summarizes the restructuring charges incurred in 2004 and 2003:

	Work Function Segment		European Sales Operations
	2004	2003	2004	2003
Employee termination costs	$1,338	$863	$2,323	$1,195
Employee retraining & relocation costs	148	237	176	62
Property and equipment impairment and loss on disposal	131	3,879	—	—
Coordinating team	—	—	1,166	—
Equipment relocation costs	136	1,527	—	—
Other costs	470	1,129	743	64
Total	$2,223	$7,635	$4,408	$1,321

In addition to the Work Function and European sales and distribution restructuring, the Company incurred $165 of employee termination costs related to the partial consolidation of the U.S. non-manufacturing functions within the Controls segment. The cost for restructuring in 2004 totaled $6,796 consisting of $1,320, $5,345, and $131 included in cost of sales, selling, general and administrative expenses, and loss on disposal of fixed assets, respectively. The cost for restructuring in 2003 totaled $8,956 consisting of $3,281, $1,796, and $3,879 included in cost of sales, selling, general and administrative expenses, and loss on disposal of fixed assets, respectively.

The West Branch and Sturtevant relocations were completed in March 2004 and June 2003, respectively. The European sales and distribution restructuring was completed in December 2004.

(4) Inventories:

The composition of inventories is as follows:

	December 31,
	2005	2004
Raw materials	$101,912	$93,275
Work in progress	59,583	57,561
Finished goods and parts	98,530	102,115
LIFO allowance	(14,642)	(11,389)
Total	$245,383	$241,562

III-34

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(5) Property, Plant and Equipment and Property Held for Disposal:

The cost and related accumulated depreciation of property, plant and equipment are summarized as follows:

	December 31,
	2005	2004
Cost —
Land and improvements	$15,134	$14,346
Buildings and improvements	117,901	109,845
Machinery and equipment	981,647	1,006,162
Construction in progress	42,778	52,502
Plant and equipment under capital leases	15,447	17,888
Total costs	1,172,907	1,200,743
Less — accumulated depreciation	(722,481)	(722,200)
Net property, plant and equipment	$450,426	$478,543

Depreciation expense for 2005, 2004, and 2003 was $85,346, $79,307, and $77,584, respectively.

During 2001, the Company closed a manufacturing facility in Racine, Wisconsin, as part of a restructuring related to an acquisition. This property, with a carrying value of $6,900, was classified as a current asset on the consolidated balance sheet at December 31, 2003 and included in Global Services for segment reporting. In 2004 this property was sold and a gain on sale of approximately $600 was recognized in the income statement.

In connection with the West Branch relocation discussed in Note 3 the Company determined the land and building at that location would be sold. In 2003 the Company reduced the carrying value of the property to approximately $3,600 and recorded an impairment charge of approximately $1,500, which was included in loss on disposal of fixed assets on the consolidated statements of income. The Company also has an undeveloped piece of land in Brooklyn Park, Minnesota, which has a carrying value of approximately $3,000. These two properties are classified as other current assets on the consolidated balance sheets at December 31, 2005 and 2004 as they are held for sale. These properties are included in Work Function and Global Services, respectively, for segment reporting. Based upon its most recent analysis, the Company believes that no further impairments existed at December 31, 2005.

III-35

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(6) Intangible Assets:

The following table summarizes the components of the other intangible asset balances at December 31, 2005 and 2004:

	Trade Name	Technology	Customer Relationships	Other	Total
December 31, 2005
Cost	$19,000	$11,263	$6,065	$5,057	$41,385
Accumulated amortization	(2,715)	(3,965)	(2,242)	(2,876)	(11,798)
Other intangible assets, net	$16,285	$7,298	$3,823	$2,181	$29,587
December 31, 2004
Cost	$19,000	$11,346	$6,889	$7,786	$45,021
Accumulated amortization	(2,172)	(3,163)	(1,710)	(4,619)	(11,664)
Other intangible assets, net	$16,828	$8,183	$5,179	$3,167	$33,357

The change in the cost of intangible assets presented is due to the difference in the currency exchange rates at December 31, 2005 and 2004. Amortization of intangible assets was $2,976, $3,056, and $2,793 in 2005, 2004, and 2003, respectively. Amortization expense is expected to be approximately $2,100, $1,700, $1,600, $1,500, and $1,500 in 2006 through 2010.

(7) Long-Term Debt:

Long-term debt outstanding at December 31, 2005 and 2004 consisted of the following:

	2005		2004
	Long-term debt due within one year	Long-term debt	Long-term debt due within one year	Long-term debt
Multicurrency Revolving Facility	$98,268	$—	$123,528	$—
Danish Revolving Credit Facility	56,278	—	111,944	—
German Long-Term Bank Facilities maturing through 2018	9,820	18,952	4,577	33,030
Multicurrency Term Loan Facility due through 2015	—	75,556	—	—
U.S. 1997 Senior Notes, due through 2007	4,000	4,000	4,000	8,000
U.S. 2000 Senior Notes, due through 2010	—	35,000	—	35,000
Other Borrowings	182	1,944	938	466
Total	$168,548	$135,452	$244,987	$76,496

Multicurrency and Non-U.S. Bank Facilities

In December 2005 the Company entered into a Multicurrency Revolving Facility Agreement (the Agreement). Under the Agreement the Company may borrow up to $250,000 through December 2010. Debt issuance costs of approximately $700 were capitalized and are being amortized to interest expense over the Agreement’s five-year term. Due to the fact that this agreement includes a material adverse

III-36

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(7) Long-Term Debt: (Continued)

change clause and any amounts drawn under the facility must be repaid or reborrowed within 360 days, all amounts outstanding under this facility are classified as current.

Borrowings under the Agreement bear interest at a rate based on either the relevant interbank offering rate plus a margin (0.75% at December 31, 2005), Federal Funds plus 0.5%, or the prevailing Prime Rate. The margin on the interbank offering rate option ranges from 0.5% to 1.125%, depending upon the Company’s ratio of net debt to EBITDA, as defined. The weighted average interest rate on outstanding borrowings under the Agreement was approximately 4.3% at December 31, 2005. The Company is also required to pay a commitment fee on the unused portion of the Agreement. The commitment fee rate varies depending upon the Company’s ratio of net debt to EBITDA, as defined. As of December 31, 2005, this fee was 0.175% and the Company had incurred commitment fee expense of $12 in 2005. The Agreement contains certain financial covenants relating to the Company’s EBITDA to net interest expense and net debt to EBITDA, as defined. The Company was in compliance with the covenants at December 31, 2005.

The Agreement was a modification of the Multicurrency Revolving Credit Facility Agreement that the Company had entered into in September 2003 (the Prior Agreement) under which the Company could have borrowed up to $250,000. All borrowings under the Prior Agreement, except a portion of the German long-term debt that was treated as a reduction of the available funds under this facility, were classified as current due to the fact that this agreement included a material adverse change clause and any amounts drawn under this facility had to be repaid or reborrowed within 360 days.

Borrowings under the Prior Agreement  were at an interest rate based upon the relevant interbank offering rate plus a margin ranging from 0.65% to 1.65%, depending on the Company’s ratio of net debt to EBITDA, as defined. The Company was required to pay a commitment fee on the unused portion of the Prior Agreement. The commitment fee rate varied depending upon the Company’s ratio of net debt to EBITDA, as defined. The Company incurred $468 and $787 of commitment fee expense related to the Prior Agreement in 2005 and 2004, respectively.

The Company also maintains a revolving credit facility of 800,000 Danish kroner that is available through June 2006. At December 31, 2005 the Company had 447,149 Danish Kroner or $71,254 available under this facility. The interest rate  on the loans outstanding at December 31, 2005 was 3.4%. In addition, the Company is required to pay a commitment fee on the unused portion of this credit facility, which was at a rate of 0.50% at December 31, 2005. The Company incurred $71 and $19 of expense in 2005 and 2004, respectively as a result of this commitment fee. This facility requires the Company to maintain certain minimum levels of equity and EBITDA to net interest, as defined. The Company was in compliance with the requirements at December 31, 2005.

The German Long-Term Bank Facilities represent a series of long-term and short-term bank loans. Included in the balance of $28,772 are loans with approximately $14,700 outstanding at December 31, 2005 that are secured by property. Interest on the German facilities may be either fixed or variable depending on the individual loan. Interest rates range from 2.6% to 6.6% at December 31, 2005. These facilities contain a variety of repayment schedules and have final maturities ranging from June 2006 through June 2018.

III-37

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(7) Long-Term Debt: (Continued)

In December 2005 the Company borrowed $75,000 under a new  term loan facility. The Company borrowed $30,000 in U.S. Dollars at a fixed interest rate of 5.74% and 38,450 euro at a fixed interest rate of 4.05% over the ten year term of the loan. Repayments are scheduled from December 2011 through December 2015. The outstanding balance on this loan at December 31, 2005 was $75,556. The Agreement contains certain financial covenants relating to the Company’s EBITDA to net interest expense and net debt to EBITDA, as defined, which the Company was in compliance with at December 31, 2005.

U.S. Borrowings

In December 1997, the Company issued $25,000 of 6.68% Senior Notes (1997 Senior Notes), of which $8,000 remains outstanding at December 31, 2005. The 1997 Senior Notes have remaining repayments on December 15, 2006 and 2007. The 1997 Senior Notes contain certain restrictions and require the maintenance of minimum tangible net worth and maximum leverage, as defined. At December 31, 2005, the Company was in compliance with these requirements.

In October 2000 the Company issued $35,000 of 8.07% Senior Notes (2000 Senior Notes). The 2000 Senior Notes have scheduled annual payments starting on September 30, 2008, through September 30, 2010. The 2000 Senior Notes contain certain restrictions and require the maintenance of certain financial ratios that are similar to the 1997 Senior Notes. At December 31, 2005 the Company was in compliance with these requirements.

The Company maintains overdraft facilities in various currencies in multiple countries totaling $76,500 for cash management purposes. The interest rates and commitment fees vary by country and arrangement. At December 31, 2005 there was $28,275 outstanding under these facilities.

Payments required to be made on long-term debt outstanding as of December 31, 2005 during the years ending 2006 through 2010 and for years thereafter, are $168,548, $12,899, $14,205, $13,128, $14,662, and $80,558, respectively.

(8) Pension and Postretirement Benefits other than Pensions:

The Company has noncontributory defined benefit pension plans covering a significant number of its employees. The benefits under these plans are based primarily on years of service and compensation levels. The Company also provides health benefits for certain retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions that include certain age and service requirements. The measurements for the U.S. pension and health benefits plans were performed at December 31, 2005 and 2004.

Pension Benefits

The Company’s funding policy for pension plans outside of Germany is to contribute annually an amount that falls within the range determined to be deductible for income tax purposes. The net pension liabilities reflected in the accompanying consolidated balance sheets result principally from unfunded pension plans of the Company’s operations in Germany, where it is common practice to fund pension obligations at the time payments are made to retirees, and the unfunded portion of the U.S. plan.

III-38

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

Pension expense for 2005, 2004, and 2003 for these defined benefit plans consists of the following components:

	December 31,
	2005	2004	2003
Service cost	$4,516	$4,250	$4,001
Interest cost	10,559	9,945	9,054
Expected return on plan assets	(8,226)	(7,528)	(6,811)
Amortization of prior service cost	526	530	657
Amortization of net loss	2,362	1,476	630
Net periodic pension expense	$9,737	$8,673	$7,531

The following table sets forth the plans’ funded status as of the respective balance sheet dates:

	December 31,
	2005	2004
Reconciliation of benefit obligation:
Benefit obligation at January 1	$(196,149)	$(165,536)
Service cost	(4,516)	(4,250)
Interest cost	(10,559)	(9,945)
Plan participant contributions	(456)	(463)
Plan amendments	(238)	—
Actuarial loss	(16,217)	(16,326)
Benefit payments	8,696	6,818
Effect of exchange rate changes	10,530	(6,447)
Benefit obligation at December 31	$(208,909)	$(196,149)
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	116,138	100,888
Actual return on plan assets	13,254	10,978
Employer contributions	15,963	6,594
Effect of exchange rate changes	(4,221)	2,477
Plan participant contributions	456	463
Benefit payments	(7,211)	(5,262)
Fair value of plan assets at December 31	134,379	116,138
Funded status at December 31	(74,530)	(80,011)
Unrecognized actuarial loss	46,233	38,607
Unrecognized prior service cots	1,511	3,364
Net amount recognized	$(26,786)	$(38,040)

III-39

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

Amounts recognized in the consolidated balance sheets as of:

	December 31,
	2005	2004
Long-term pension liability, net (1)	$(37,549)	$(51,407)
Current pension liability	(5,049)	(4,590)
Intangible asset	1,665	3,459
Accumulated other comprehensive income	14,147	14,498
Net amount recognized	$(26,786)	$(38,040)

(1)          Includes plan assets of $12,041 and $5,741 in 2005 and 2004, respectively for the U.K. plan that is included in other assets.

Significant assumptions used in determining pension expense and related pension obligations are as follows:

	December 31,
	2005	2004	2003
Discount Rates
United States	5.75%	6.00%	6.25%
Germany	4.50	4.75	5.30-6.00
United Kingdom	4.66	5.25	5.50
Rates of increase in compensation levels
United States	3.50	3.50	3.50
Germany	2.00	2.50	2.50
United Kingdom	3.90	4.00	4.00
Expected long-term rate of return on assets
United States	8.50	8.50	8.50
United Kingdom	5.86	6.20	6.00

The target asset allocation for the U.S. pension assets, on average, is 60% in equity securities and 40% in fixed income securities. This allocation is expected to earn an average annual rate of return of approximately 8.5% measured over a planning horizon of twenty years with reasonable and acceptable levels of risk. This expected level will be obtained, with an allowance for expenses, and cash investments, if equity securities realize an average annual return of 11% and fixed income securities produce an average annual yield of 6%. The target asset allocation for the U.K. pension assets, on average, is 58% in equity securities, 40% in fixed income securities, and 2% in cash. This allocation is expected to earn an average annual rate of return of approximately 5.86%.

The discount rate assumptions were based on investment yields available on AA rated long-term corporate bonds with cash flows that are similar to expected benefit payments.

The expected return on plan assets is based on the asset allocation mix and the historical return, taking into account current and expected market conditions.

III-40

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

The weighted average asset allocations by asset category for the U.S. and U.K. pension plans at December 31 are as follows:

	U.S. Plan		U.K. Plan
	2005	2004	2005	2004
Equity securities	62%	60%	48%	61%
Debt securities	35%	37%	34%	38%
Other	3%	3%	18%	1%
Total	100%	100%	100%	100%

During December 2005 the Company contributed approximately $8,600 to the U.K. Plan funds, which were held in a high-interest cash deposit account temporarily pending a review of long-term investment strategy.

Postretirement Benefits

The health benefit plans covering certain groups of U.S. employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future. Health benefits for retirees of non-U.S. operations, where applicable, are provided through government-sponsored plans to which the Company contributes funds during the individuals’ employment periods.

The components of the postretirement benefit expense of the Company-sponsored health benefit plans for 2005, 2004, and 2003, were as follows:

	2005	2004	2003
Service cost	$553	$621	$539
Interest cost	1,876	1,753	1,636
Net deferral and amortization	693	543	322
Postretirement benefit expense	$3,122	$2,917	$2,497

III-41

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

The funded status of the Company-sponsored health benefit plans was as follows:

	December 31,
	2005	2004
Reconciliation of benefit obligation:
Accumulated postretirement benefit liability at January 1	$(29,502)	$(27,153)
Service cost	(553)	(621)
Interest cost	(1,876)	(1,753)
Actuarial loss	(4,494)	(2,102)
Benefit payments	2,206	2,127
Accumulated postretirement benefit liability at December 31	(34,219)	(29,502)
Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	—	—
Employer contributions	2,206	2,127
Benefit payments	(2,206)	(2,127)
Fair value of plan assets at December 31	—	—
Funded status	(34,219)	(29,502)
Unrecognized actuarial loss	14,758	10,957
Postretirement benefit obligation	$(19,461)	$(18,545)

The assumed weighted average annual rate of increase in the per capita cost of medical benefits is 10.0% for 2006 and is assumed to decrease ratably in 2007 through 2011 and remain level at 4.5% thereafter.

U.S. employees retiring after March 1, 1993, and hired prior to January 1, 1993, will receive the standard health benefits up to age 65 and then will be eligible for a Medicare reimbursement allowance based on years of service. U.S. employees hired after January 1, 1993, will only be eligible after age 65 for a Medicare reimbursement allowance based on years of service.

A one percent increase or decrease in the annual health care trend rates would have increased or decreased the accumulated postretirement benefit obligation at December 31, 2005, by $2,189, and increased or decreased postretirement benefit expense for 2005 by $194. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 5.75%, 6.0%, and 6.25% for 2005, 2004, and 2003, respectively.

III-42

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(8) Pension and Postretirement Benefits other than Pensions: (Continued)

The benefits expected to be paid from the benefit plans, which reflect expected future years of service, and the Medicare subsidy expected to be received are as follows:

	Pensions	Health Care	Health care subsidy receipts (1)
2006	$7,259	$1,772	$70
2007	7,880	2,022	81
2008	8,424	2,202	84
2009	9,026	2,404	89
2010	9,684	2,569	95
2011 to 2015	59,442	15,053	497

(1)          See discussion of Medicare subsidy provided by the Medicare Prescription Drug Improvement and Modernization Act of 2003 in Note 1.

The Company plans to contribute approximately $8,100 to the Company pension and health benefit plans in 2006.

The Company also maintains two defined contribution plans, the Sauer-Danfoss Employees’ Savings Plan and the Sauer-Danfoss LaSalle Factory Employee Savings Plan, for eligible employees. Company contributions include both base and matching amounts. The Company contributed approximately $2,200 to these plans in 2005 and $1,900 to these plans in both 2004 and 2003.

(9) Income Taxes:

The Company’s income (loss) before income taxes is as follows:

	Years Ended December 31,
	2005	2004	2003
United States	$5,790	$(4,973)	$(26,545)
European and other	43,917	53,894	37,304
Total	$49,707	$48,921	$10,759

The Company’s primary German operation is treated as a flow-through entity for United States tax purposes. The above analysis of pretax income and the following analysis of the income tax provision by taxing jurisdiction are therefore not directly related.

III-43

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

The benefit (expense) for income taxes by taxing jurisdiction is as follows:

	Years Ended December 31,
	2005	2004	2003
Current
United States
Federal	$(414)	$2,411	$—
State	357	(100)	—
European and other	(23,722)	(21,294)	(8,403)
Total Current	(23,779)	(18,983)	(8,403)
Deferred
United States
Federal	7,594	3,130	6,519
State	252	(563)	1,179
European and other	4,941	681	1,179
Total Deferred	12,787	3,248	8,877
Total income tax benefit (expense)	$(10,992)	$(15,735)	$474

A reconciliation of tax expense calculated using the U.S. statutory tax rate and recorded income tax expense based on the Company’s income before income taxes is as follows:

	Years Ended December 31,
	2005	2004	2003
Tax expense based on U.S. statutory tax rate	$(17,398)	$(17,124)	$(3,765)
Deferred tax benefit not previously recognized	4,355	—	1,886
Reduction of income tax accrued liability	—	2,600	—
Statutory tax rate change	1,072	—	—
Tax Holiday in China	539	251	—
Tax on Dividend repatriation under AJCA	(829)	—	—
European and Asian locations’ losses not tax benefit	(627)	(1,435)	(424)
Taxes on non-U.S. locations’ income at rates which differ from the U.S. rate	2,690	3,806	1,473
State income taxes	396	(431)	766
Tax effect of minority interest	(914)	(900)	(730)
Other	(276)	(2,502)	1,268
Total income tax benefit (expense)	$(10,992)	$(15,735)	$474

III-44

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

The components of the Company’s net deferred tax assets and liabilities, determined on a jurisdictional and entity basis, are attributable to the following:

	December 31,
	2005		2004
	Assets	Liabilities	Assets	Liabilities
Net operating loss (NOL) and tax credit carryforwards	$26,122	$—	$27,214	$—
Deferred compensation, post-retirement medical and accrued pension benefits	20,996	(953)	23,631	—
Fixed asset basis differences	7,250	(30,688)	1,684	(32,784)
Inventory and warranty accruals	10,177	(1,958)	8,385	(3,913)
Intangible asset fair market value step-up	10,748	(10,909)	12,467	(11,507)
Other items	11,658	(4,060)	5,262	(250)
Gross deferred tax assets/liabilities	86,951	(48,568)	78,643	(48,454)
Valuation allowance	(30,808)	—	(34,706)	—
Net deferred tax assets/liabilities	56,143	(48,568)	43,937	(48,454)
Less current portion	(13,272)	4,291	(10,947)	—
Net deferred tax assets/liabilities, long-term	$42,871	$(44,277)	$32,990	$(48,454)

The U.S. NOL carryforward tax benefits were recorded through a business acquisition; therefore Internal Revenue Code Section 382 will limit the amount of NOL carryforwards that may be used to offset future taxable income in any one year. To the extent the unrecognized tax benefit of certain acquired NOL carryforwards are recognized in the future, the tax benefits of such recognition will reduce goodwill. Approximately $17,500 and $5,700 of the valuation allowance is related to the acquired NOL carryforwards and to foreign tax and research credits, respectively. See further discussion of the tax return carryforwards below.

As of December 31, 2005 and 2004, the Company had not provided U.S. federal income taxes on $122,934 and $190,629 of undistributed earnings recorded by certain subsidiaries outside the United States since these earnings were deemed permanently invested. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, foreign tax credits would be available to reduce U.S. tax liability if these foreign earnings were remitted.

The Company had the following tax return carryforwards available to offset future years’ taxable income at December 31, 2005:

	Amount	Expiration Dates
German NOL — National	$54,023	None
German NOL — Local	3,321	None
U.S. NOL	50,587	2006—2019
Other non-U.S. NOL	11,193	2006—2014
Foreign Tax credits (available to offset U.S. taxes)	6,255	2011—2014

III-45

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(9) Income Taxes: (Continued)

The German NOLs reflected above have reduced U.S. income taxes in prior years due to the treatment of the Company’s primary German operations as a flow-through entity for U.S. tax purposes. Accordingly, no net deferred tax asset has been established for the German NOL carryforwards.

The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during (i) the years in which temporary differences reverse and (ii) the years prior to the expiration of NOL and credit carryforwards. Management considers projected future taxable income and tax planning strategies in making this assessment including invoicing of costs to non-U.S. locations related to the common business system and discontinuance of LIFO method of valuing inventory for a total of $12,400. Based on these factors, management believes it is more likely than not that the Company will realize benefits of the net deferred tax assets as of December 31, 2005.

The American Jobs Creation Act of 2004 introduced a limited time 85% dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. During 2005 the company recognized a tax expense of $829 related to repatriation of foreign earnings under this provision.

The Company’s resolved the IRS audit of its federal income tax returns for years 1997 through 2001 during 2005. The Company reduced its expense for income taxes by $335 in 2005 to reflect the final settlement.

(10) Minority Interests:

Minority interests in net assets and income reflected in the accompanying consolidated financial statements consists of:

a)               A 40% minority interest held by Agri-Fab, Inc. in Hydro-Gear Limited Partnership, a U.S. limited partnership, for 2005, 2004, and 2003.

b)              A 40% minority interest held by Shanghai Hydraulics and Pneumatics in Sauer Shanghai Hydraulic Transmission Co., Ltd., a Chinese equity business venture for 2005, 2004, and 2003.

c)               A 35% minority interest held by Daikin Industries Ltd. in Sauer-Danfoss-Daikin, Ltd., a Japanese corporation, for 2005, 2004, and 2003.

d)              A 49.9% minority interest held by Topcon Laser Systems in TSD Integrated Controls LLC, a U.S. limited partnership, for 2005, 2004, and 2003.

e)               A 55% minority interest held by Daikin Industries Ltd. in Daikin-Sauer-Danfoss Manufacturing, Ltd., a Japanese corporation, for 2005 and 2004. Prior to 2004 this entity was accounted for under the equity method but was consolidated in 2004 in accordance with the requirements of FIN No. 46R as discussed in Note 1.

f)                 A 15% minority interest held by Mr. Mose Natale Arduini in Comatrol S.p.A., an Italian corporation, from April 10, 2003 through April 30, 2004.

III-46

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(10) Minority Interests: (Continued)

The following tables set forth the components of minority interest in the consolidated balance sheets:

	December 31,
	2005	2004
Hydro-Gear Limited Partnership	$33,586	$25,467
Sauer Shanghai Hydraulic Transmission Company	4,357	3,248
Sauer-Danfoss-Daikin, Ltd	7,765	6,452
TSD Integrated Controls LLC	847	687
Daikin-Sauer-Danfoss Manufacturing, Ltd.	4,885	4,073
Total	$51,440	$39,927

The Company has a limited partnership agreement that indicates a termination date of December 31, 2035. This entity is consolidated in the Company’s financial statements. The agreement indicates that if the partnership were to terminate the assets would be distributed in accordance with each partner’s ownership percentage. In accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” management of the Company has estimated the current market value of the partnership. Based on this estimate, if the partnership were to terminate the Company would distribute approximately $87,000 to the minority interest owner.

Until May 3, 2000, the Company was the general partner and 80% owner of the German Operating Company. The Murmann Limited Partners had certain rights, which included an annual cash payment equal to 7.6% of the income of Sauer Inc. and subsidiaries before taxes and the Murmann Limited Partnership Interests and the right to consent to certain actions of the German Operating Company. However, the Company had the right to elect by the action of its independent directors or the holders of its common stock other than the Murmann family to terminate the Murmann Limited Partnership Interests in exchange for 2,250 shares of common stock of Sauer Inc. As such, the Company controlled and consolidated the German Operating Company.

As a result of the Danfoss Fluid Power acquisition, the Company elected, by the action of its independent directors, to terminate the limited partnership interests. Pursuant to the terms of the agreement creating the limited partnership, in exchange for the termination of the limited partnership interests, the Company issued 2,250 shares of its common stock and paid the balance of the current accounts of the Limited Partners of $3,873. The difference between the fair market value of the shares issued and the historical basis of the limited partnership interest was considered to be a deemed dividend of $17,337 under common control accounting. In addition, the agreement required the Company to pay an amount in cash equal to the income tax payable as a result of the exchange of the shares of common stock of the Company for the limited partnership interests, but not to exceed 11,942 euros, $14,092 at December 31, 2005, using an exchange rate of 1.18 euros to the U.S. dollar. As of December 31, 2002, the Company had paid $3,254 toward this tax liability. However, as of that date, the Murmann Limited Partners were in dispute in the German tax courts over the total amount of tax liability related to this transaction. In 2003 the Murmann Limited Partners incurred an additional tax liability of $621, which the Company, pursuant to the terms of the agreement, paid to the Murmann Limited Partners. The Company recorded this amount as a deemed dividend in 2003.

III-47

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(11) Accumulated Other Comprehensive Income:

The changes in accumulated other comprehensive income for the years ended December 31, 2003, 2004 and 2005 follows:

	Currency Translation	Pension Adjustment		Hedging Activities	Accumulated Other Comprehensive Income
Balance as of January 1, 2003	$5,974	$(2,055)		$1,427	$5,346
Change in period	35,325	(2,370)		(1,360)	31,595
Income tax benefit	—	435		—	435
Balance as of December 31, 2003	41,299	(3,990)		67	37,376
Change in period	32,527	(9,458)		(674)	22,395
Income tax benefit	—	1,803		136	1,939
Balance as of December 31, 2004	73,826	(11,645)		(471)	61,710
Change in period	(34,584)	787		301	(33,496)
Income tax benefit	—	(695	)(1)	(109)	(804)
Balance as of December 31, 2005	$39,242	$(11,553)		$(279)	$27,410

(1)          Represents tax effect on German pension amounts, not previously tax-effected related to net operating loss carryforwards.

(12) Derivative Financial Instruments:

The Company recognizes all derivative financial instruments, such as foreign exchange contracts, in the consolidated financial statements at fair value in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Company has entered into forward contracts to hedge the value of the U.S. dollar cash flow at locations that do not have the U.S. dollar as their functional currency but conduct certain transactions in U.S. dollars. The objective of all outstanding forward contracts is to hedge forecasted transactions in U.S. dollars through the cash settlement date. The Company enters forward contracts that mature from two to eighteen months after the contract date.

Changes in the fair value of derivative financial instruments are recognized in income or in stockholders’ equity as a component of comprehensive income depending on whether any transaction related to the hedged risk has occurred. Changes in fair values of derivatives that are accounted for as cash flow hedges are recorded in other comprehensive income. Any portion of the hedge that is deemed ineffective due to the absolute value of the cumulative change in the derivative being greater than the cumulative change in the hedged item is recorded immediately in other income (expense) on the consolidated statement of income. There was no hedge ineffectiveness in 2005. Any changes in fair values of derivatives not qualifying as hedges are reported immediately in other income (expense) on the consolidated statement of income; however, the Company did not have any derivatives that did not qualify as hedges in 2005.

The fair value estimates used to value the foreign exchange contracts are based on information available to management and were determined using quoted market prices and the discounted value of future cash flows.

III-48

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(12) Derivative Financial Instruments: (Continued)

During the year ended December 31, 2005, accumulated other comprehensive income increased by $17 due to new cash flow hedges entered during 2005.

At December 31, 2005 the Company expects to reclassify $17 of gains on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to the actual fulfillment of forecasted transactions.

(13) Long-Term Incentive Plan:

The Company’s Long-Term Incentive Plan (the Plan) provides for the grant of stock options, stock appreciation rights, restricted stock, performance units, performance shares, and other incentive awards to officers and key employees. The total number of shares of common stock that may be subject to awards or be issued under the Plan shall not exceed 2,400,000 shares, of which no more than 1,200,000 shares may be issued as restricted stock. The settlement of performance units is in shares of company stock or cash as determined by the Compensation Committee of the Board of Directors. The performance units entitle the participants to receive an amount equal to the Company’s dividends during the vesting period.

The following chart summarizes performance unit activity under the Plan for the year ended December 31, 2005:

	Number	Weighted Average Grant Date Fair Value		Weighted Average Vesting Period in Years
Units Outstanding at January 1	696,230	$17.34		2.5
Units paid	(56,308)	19.40		1.0
Units granted	324,017	21.26		3.0
Units forefeited	(15,910)	18.48		2.7
Units Outstanding at December 31	948,029	18.42	(1)	2.8

(1)          The weighted average fair value at December 31, 2005 was adjusted to reflect the modification of the original award discussed below.

In February 2005 the Compensation Committee of the Board of Directors determined that performance units outstanding, after settlement of the awards related to the 2004 performance, would be settled 100% in Company stock with a value withheld to meet the minimum statutory withholding requirements of the Company in the countries where the individual participants pay tax. In accordance with SFAS No. 123R, “Share-Based Payment,” this change was a modification of the original award and therefore these units are being accounted for as equity units with compensation expense recognized based on the fair value of the Company’s stock price at the modification date. The liability accrued in previous years related to the modified performance units was reclassified to additional paid-in-capital at the time the awards were modified.

In February 2004 the Board of Directors approved granting approximately 323,000 performance units under the Plan to replace all performance units and stock options previously granted, as the original targets established for those grants were no longer deemed reasonable due to unforeseen economic conditions. In addition, on that date, the Board of Directors approved granting approximately 385,000

III-49

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(13) Long-Term Incentive Plan: (Continued)

additional performance units under the Plan. In 2004 compensation cost related to the units to be distributed in company stock and in cash had been recognized based on the fair value of the equity instruments at the performance unit grant date and fair value at December 31, 2004, respectively. During 2003 the Company awarded 306,000 performance units to employees. As noted above, the 2004 performance units awarded replaced the performance units awarded in 2003.

Compensation expense recognized in selling, general, and administrative expenses in conjunction with the performance units outstanding was $9,499, $10,458, and $368 in 2005, 2004, and 2003, respectively. The tax benefits recognized related to this expense was $3,506, $4,125, and $0 in 2005, 2004, and 2003, respectively.

In March 2003 the Board granted 339,000 stock options to certain members of management. As discussed above, the stock options were replaced by performance units in 2004. The Company recognized compensation expense for stock options over the vesting period based on its best estimate of the number of options that were expected to ultimately vest. Expense recognized in 2003 related to the stock options was $177.

The Company also has a Non-employee Director Stock Option and Restricted Stock Plan which permits the granting of non-qualified stock options and restricted common stock to directors of the Company who are not employees of the Company. The total number of shares of common stock to be issued under this plan shall not exceed 250,000 shares.

Under the Non-employee Director Stock Option and Restricted Stock Plan the Company awarded, 13,500 shares of restricted stock to non-employee directors in 2005, 2004, and 2003. The restricted stock awards entitle the participants to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The value of each award was established based on the market value of the stock as of the grant date. The shares vest over three years. Prior to the adoption of SFAS No. 123R, unearned compensation related to the restricted stock was shown as a reduction of stockholders’ equity. The Company adopted SFAS No. 123R using a modified prospective application which requires that any unearned compensation related to awards prior to the adoption of SFAS No. 123R be eliminated against the appropriate equity account on the consolidated balance sheet. Compensation expense is computed based on the market value of the restricted shares at the grant date, which is amortized ratably over the vesting period of the grants. Compensation expense recognized in conjunction with the restricted stock outstanding in 2005, 2004, and 2003 amounted to $184, $128, and $98, respectively.

(14) Related Party Transactions:

In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company entered into several agreements with Danfoss A/S to purchase ongoing operational services from Danfoss A/S. These services include rental of shared facilities, administrative support and information technology support. These fees are paid on a monthly basis. Total expense recognized for goods and services purchased from Danfoss A/S for 2005, 2004, and 2003 was approximately $52,900, $51,800, and $47,300, respectively. At December 31, 2005 approximately $8,000 owed to Danfoss A/S is included in accounts payable on the consolidated balance sheet. Payments required under these agreements as of December 31, 2005, during

III-50

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(14) Related Party Transactions: (Continued)

the years ending 2006 though 2010 and for years thereafter, are $6,500, $6,364, $6,275, $6,261, $6,261, and $27,131, respectively.

The Company purchases inventory components from Shanghai Hydraulics and Pneumatics, a minority interest owner in an entity included in the Company’s consolidated financial statements. Purchases were approximately $3,300, $2,600, and $1,600 in 2005, 2004, and 2003, respectively.

In addition, the Company sold product totaling approximately $5,400 and $6,000 in 2005 and 2004, respectively, to Daikin Industries Ltd. (Daikin), a minority interest owner in an entity consolidated by the Company. The Company also purchases inventory components and ongoing operational services from Daikin. These services include shared facilities and administrative support. Total expense recognized for goods and services purchased from Daikin in 2005 and 2004 were approximately $6,600 and $6,900, respectively.

The Company had advertising expense of $150 and $300 in 2004 and 2003, respectively, to sponsor a competitive sailing yacht owned by a director of the Company. In 2005 the Company also contributed $350 to a science park principally sponsored by a shareholder of Danfoss A/S. In addition, the Company had sales to Faun Umwelttechnik GmbH & Co., a company owned by a director, of $900 and $800 in 2005 and 2004, respectively.

(15) Commitments, Contingencies, and Guarantees:

The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense on all operating leases during 2005, 2004, and 2003 was $18,368, $19,615, and $15,132, respectively. Rent is expensed on a straight-line basis over the term of the leases.

Minimum future rental commitments under all noncancelable operating leases as of December 31, 2005, during the years ending 2006 through 2010 and for the years thereafter, are $11,650, $7,402, $4,120, $3,090, $2,874, and $25,327, respectively.

The Company also leases certain facilities and equipment under capital leases. The liability related to these capital leases is included in current other accrued liabilities and other long-term liabilities on the consolidated balance sheets. Minimum future lease payments under all noncancelable capital leases as of December 31, 2005, during the years ending 2006 through 2010 and for the years thereafter, are $1,666, $988, $988, $988, $988, and $13,390, respectively.

The Company, from time to time, is involved in various legal matters considered normal in the course of its business. The Company intends to vigorously defend against all such claims. It is the Company’s policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity or financial position.

III-51

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(16) Quarterly Financial Data (Unaudited):

Summarized quarterly data is set forth in the following table:

	Quarter
	First	Second	Third	Fourth	Total
2005
Net sales	$422,585	$438,096	$342,032	$345,103	$1,547,816
Gross profit	98,988	109,376	76,205	73,177	357,746
Net income	10,810	19,562	4,292	4,051	38,715
Basic net income per common share	$0.23	$0.41	$0.09	$0.09	$0.82
Diluted net income per common share	$0.23	$0.41	$0.09	$0.08	$0.81
2004
Net sales	$361,054	$379,117	$324,729	$339,259	$1,404,159
Gross profit	87,677	106,187	77,811	74,409	346,084
Net income (loss)	11,023	21,607	7,744	(7,188)	33,186
Basic and diluted net income (loss) per common share	$0.23	$0.46	$0.16	$(0.15)	$0.70
2003
Net sales	$300,425	$308,462	$255,370	$262,517	$1,126,774
Gross profit	71,674	77,295	51,964	51,431	252,364
Net income (loss)	10,165	11,262	(2,229)	(7,965)	11,233
Basic and diluted net income (loss) per common share (1)	$0.21	$0.24	$(0.05)	$(0.17)	$0.24

(1)          Basic and diluted net income (loss) per common share is computed independently for each of the periods presented. Accordingly, the sum of the quarterly basic and diluted net income (loss) per common share may not agree to the annual total.

(17) Segment and Geographic Information:

The Company reports its operating segments around its various product lines of Propel, Work Function and Controls. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, electric motors, and valves that control and direct the power of a vehicle. Segment costs in Global Services relate to internal global service departments and include costs such as consulting for special projects, tax and accounting fees paid to outside third parties, certain insurance premiums, and amortization of intangible assets from certain business combinations.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or

III-52

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(17) Segment and Geographic Information: (Continued)

loss defined as the respective segment’s portion of the total Company’s net income, excluding net interest expense, income taxes, minority interest, and equity in net earnings of affiliates. The following table presents the significant items by operating segment for the results of operations for the years ended December 31, 2005, 2004, and 2003, respectively:

	Propel	Work Function	Controls	Global Services	Total
2005
Trade sales	$751,134	$430,668	$366,014	$—	$1,547,816
Segment income (loss)	106,376	6,345	31,436	(60,140)	84,017
Interest expense					(17,540)
Interest income					1,887
Minority interest and equity income					(18,657)
Income before income taxes					49,707
Depreciation and amortization	38,636	27,408	17,190	5,088	88,322
Total assets	397,950	321,738	256,958	194,267	1,170,913
Capital expenditures	39,285	33,043	19,454	3,465	95,247
2004
Trade sales	$656,482	$412,046	$335,631	$—	$1,404,159
Segment income (loss)	89,992	20,840	24,680	(47,654)	87,858
Interest expense					(18,403)
Interest income					988
Minority interest and equity income					(21,522)
Income before income taxes					48,921
Depreciation and amortization	34,564	24,466	14,789	8,544	82,363
Total assets	417,684	340,272	269,378	184,247	1,211,581
Capital expenditures	28,156	21,838	14,122	15,141	79,257
2003
Trade sales	$505,012	$345,536	$276,226	$—	$1,126,774
Segment income (loss)	50,101	9,287	13,659	(29,483)	43,564
Interest expense					(18,748)
Interest income					1,348
Minority interest and equity income					(15,405)
Income before income taxes					10,759
Depreciation and amortization	34,100	23,563	14,614	8,100	80,377
Total assets	375,977	301,066	234,896	189,815	1,101,754
Capital expenditures	16,056	18,102	14,634	11,199	59,991

III-53

Sauer-Danfoss Inc. and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2005, 2004, and 2003
(Dollars in thousands, except per share data)

(17) Segment and Geographic Information: (Continued)

A summary of the Company’s net sales and long-lived assets by geographic area is presented below:

	Net Sales (1)			Long-Lived Assets (2)
	2005	2004	2003	2005	2004
United States	$679,849	$598,007	$455,520	$174,201	$169,896
Germany	145,521	134,513	108,654	56,687	77,267
Italy	100,641	100,072	82,663	28,222	34,006
France	80,596	76,142	60,963	912	1,092
Japan	76,766	60,896	43,820	4,591	3,962
United Kingdon	58,054	57,448	50,420	23,340	23,290
Sweden	60,239	52,475	42,788	5,906	6,731
Denmark (3)	22,747	22,187	19,020	188,109	203,173
Slovakia (3)	1,370	1,223	1,021	54,419	58,117
Other countries	322,033	301,196	261,905	79,435	74,945
Total	$1,547,816	$1,404,159	$1,126,774	$615,822	$652,479

(1)          Net sales are attributed to countries based on location of customer.

(2)          Long-lived assets include property, plant and equipment net of accumulated depreciation, goodwill, intangible assets net of accumulated amortization, and certain other long-lived assets.

(3)          Majority of this country’s sales are shipped outside of the home country where the product is produced.

No single customer accounted for 10% or more of total consolidated sales in any year presented.

(18) Subsequent Event (unaudited):

On March 1, 2006 the Company announced its intention to close the LaSalle, Illinois facility, which is primarily a machining facility for the Propel segment. The Company plans to outsource a majority of the processes currently being performed in LaSalle. Based on initial estimates, the Company anticipates incurring approximately $8,000 - $10,000 in charges related to the closing of this facility.

III-54

Report of Management

Management Oversight

Sauer-Danfoss believes that good corporate governance promotes ethical business practices, demands meticulous accounting policies and procedures, and includes a structure with effective checks and balances. The management of Sauer-Danfoss Inc. is responsible for the integrity and objectivity of the financial information presented in this annual report on Form 10-K. Sauer-Danfoss believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States applying certain estimates and judgments as required.

Our management is responsible for establishing and maintaining a system of internal controls over financial reporting. This system is augmented by written policies and procedures, careful selection and training of financial management personnel, a continuing management commitment to the integrity of the system, and through examinations by an internal audit function that coordinates its activities with the Company’s independent auditors.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control — Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Independent Oversight

All of our directors are skilled business leaders. The members of the Board and each committee have express authority to retain outside advisors. The Board and each committee perform annual self-evaluations in order to assess their performance and to ensure that the Board and committee structure is providing effective oversight of corporate management.

Our Audit Committee is composed entirely of independent outside directors. The Committee meets periodically with management, internal auditors, and the independent auditors, both separately and jointly, to discuss internal accounting controls and the quality of financial reporting. To ensure complete independence, the internal auditors and representatives of KPMG LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their opinions on the adequacy of internal controls and the quality of financial reporting. The Audit Committee has the direct responsibility for the appointment of the independent accounting firm to be retained for the coming year, subject to stockholder approval.

Disclosure Controls

We have established rigorous procedures to ensure that we provide complete and accurate disclosure in our publicly filed documents. Our Disclosure Committee, made up of key individuals from various corporate functions, has been in place for the past few years. This Committee meets at least quarterly to review public filings, and earnings releases, and to discuss any potential disclosure issues that may arise. We have established a “whistle-blower” hotline for employees, customers, suppliers or any stakeholder anywhere in the world to anonymously submit any concern they may have regarding corporate controls or ethical breaches. All complaints are investigated, and where necessary, concerns involving our financial statements, public disclosures or management are directed to our Audit Committee.

III-55

Code of Legal and Ethical Business Conduct

The Sauer-Danfoss Code of Legal and Ethical Business Conduct is based not just solely on what we have a right to do, but even more importantly, on what is the right thing to do. Annually, we reiterate the vital importance of our Code of Legal and Ethical Business Conduct by requiring employees in key functional areas to certify their compliance with the standards of the Code.

David J. Anderson	Karl J. Schmidt
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

III-56

Report of Independent Registered Public Accounting Firm

To the Shareholders of Sauer-Danfoss Inc.:

We have audited the accompanying consolidated balance sheets of Sauer-Danfoss Inc. (a Delaware corporation) and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sauer-Danfoss Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

As described in note 13 to the consolidated financial statements, in 2003 the Company changed its method of accounting for stock compensation expense.

We also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring  Organizations of the Treadway Commission (COSO), and our report dated March 10, 2006, expressed an unqualified opinion on management’s assessment of, and effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Des Moines, Iowa
March 10, 2006

III-57

Report of Independent Registered Public Accounting Firm

The Board of Directors and
Stockholders of Sauer-Danfoss Inc:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A, that Sauer-Danfoss Inc. (a Delaware corporation) and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Sauer-Danfoss Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

III-58

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Sauer-Danfoss Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated March 10, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Des Moines, Iowa
March 10, 2006

III-59

SELECTED FINANCIAL DATA

	2005	2004	2003	2002	2001
	(in millions except per share and employee data)
Operating Data:
Net Sales	$1,547.8	$1,404.2	$1,126.8	$952.3	$855.3
Gross profit	357.7	346.1	252.4	219.0	192.6
Selling, general and administrative	217.1	200.2	156.7	128.6	122.8
Research and development	58.7	51.9	43.4	37.8	38.1
Loss on disposal of fixed assets	1.4	2.1	5.3	0.4	0.6
Total operating expenses	277.2	254.2	205.4	166.8	161.5
Total interest expense, net	15.7	17.4	17.4	17.2	17.4
Net income	38.7	33.2	11.2	13.7	4.3
Per Share Data:
Income per common share, basic	$0.82	$0.70	$0.24	$0.29	$0.09
Income per common share, diluted	$0.81	$0.70	$0.24	$0.29	$0.09
Cash dividends declared per share	$0.48	$0.34	$0.28	$0.28	$0.28
Weighted average basic shares outstanding	47.5	47.4	47.4	47.4	47.0
Weighted average diluted shares outstanding	47.8	47.5	47.5	47.4	47.0
Balance Sheet Data:
Inventories	$245.4	$241.6	$198.9	$164.7	$141.7
Property, plant and equipment, net	450.4	478.5	452.9	435.1	422.5
Total assets	1,170.9	1,211.6	1,101.8	970.5	884.3
Total debt	332.3	345.1	355.5	318.3	298.8
Stockholders’ equity	438.9	444.1	397.2	367.3	345.8
Debt to total capital (1)	40.4%	41.6%	45.3%	44.7%	44.6%
Other Data:
Backlog (at year-end)	$487.2	$450.4	$408.6	$382.8	$319.9
Depreciation and amortization	88.3	82.4	80.4	72.6	69.9
Capital expenditures	95.2	79.3	60.0	42.3	69.7
EBITDA (2)	172.3	170.2	124.0	121.8	102.1
Cash flows from (used in):
Operating activities	116.3	124.8	95.6	98.3	67.3
Investing activities	(93.3)	(75.5)	(65.0)	(66.3)	(110.1)
Financing activities	(20.1)	(53.3)	(28.8)	(34.4)	33.5
Number of employees (at year end)	8,614	8,275	7,409	7,207	6,790

(1)          The debt to total capital ratio represents the percentage of total capital attributable to external financing. As such, the denominator of the ratio includes the total debt and total stockholders’ equity shown here as well as the minority interest presented on the balance sheet.

(2)          EBITDA represents net income plus net interest expense, income tax expense (benefit), depreciation and amortization, and minority interest. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with accounting principles generally accepted in the United States, it is included herein to provide additional information as management of the Company believes it provides an indication

III-60

with respect to the ability of Sauer-Danfoss to meet its future debt service, capital expenditures, and working capital requirements. The following table further demonstrates how EBITDA is derived from cash flows from operating activities:

	2005	2004	2003	2002	2001
Cash flows from operating activities	$116.3	$124.8	$95.6	$98.3	$67.3
Cumulative effect of change in accounting principle	—	—	—	(0.7)	—
Increase (decrease) in working capital, excluding the effects of acquisitions
Accounts receivable, net	4.8	30.8	5.6	(2.8)	(4.1)
Inventories	24.3	24.3	7.6	(1.1)	(11.4)
Accounts payable	13.3	(22.7)	(6.1)	(2.5)	16.5
Accrued liabilities	(17.6)	(10.2)	(6.2)	(4.1)	(0.3)
Deferred income taxes and other	4.5	(9.9)	10.6	10.3	14.1
Interest expense, net	15.7	17.4	17.4	17.2	17.4
Tax expense (benefit)	11.0	15.7	(0.5)	7.2	2.6
EBITDA	$172.3	$170.2	$124.0	$121.8	$102.1

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Chairman, Vice Chairman and Chairman Emeritus	Board of Directors

Jørgen M. Clausen	Ole Steen Andersen
Chairman	Executive Vice President and Chief Financial
Officer—Danfoss A/S
Sven Murmann
Vice Chairman	David J. Anderson[1]
President and Chief Executive Officer—Sauer-
Klaus H. Murmann	Danfoss Inc.
Chairman Emeritus
Jørgen M. Clausen[1,2]
Executive Officers	President and Chief Executive Officer—
Danfoss A/S
David J. Anderson
President and Chief Executive Officer	Nicola Keim
Lawyer by Profession
Hans J. Cornett
Executive Vice President—Sales and Marketing	Johannes F. Kirchhoff[3]
Managing Director—FAUN Umwelttechnik
Karl J. Schmidt	GmbH & Co. KG
Executive Vice President and Chief Financial
Officer	Hans Kirk
Executive Vice President and Chief Operating
James R. Wilcox	Officer—Danfoss A/S
Executive Vice President and Chief Operating
Officer	F. Joseph Loughrey[3]
President and Chief Operating Officer—
Ronald C. Hanson	Cummins Inc.
Vice President—Human Resources
Klaus H. Murmann[2]
Thomas K. Kittel	Chairman Emeritus—Sauer-Danfoss Inc.
Vice President—Propel Products
Sven Murmann[1]
Henrik Krabsen	Managing Director—Sauer Holding GmbH
Vice President—Valves
Steven H. Wood[3]
Finn Lyhne	Vice President and Corporate Controller—
Vice President—Work Function Products	Metaldyne Corporation

Kenneth D. McCuskey
Vice President and Chief Accounting Officer,
Secretary

Albert Zahalka
Vice President—Mobile Electronics

Charles M. Cohrs
Treasurer	[1] Member of Executive Committee [2] Member of Nominating Committee [3] Member of Audit Committee and Compensation Committee

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Corporate Data

Stockholder Information

Annual Meeting
The annual meeting of Company stockholders will be held at 8:30 a.m. on June 1, 2006 at:

Sauer-Danfoss GmbH & Co. OHG
Carl-Legien-Strasse 8
63073 Offenbach/Main, Germany

Transfer Agent
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Phone: 800-468-9716

For information about accounts, stock certificates, transfers or dividend checks, contact Wells Fargo Stock Transfer, Shareowner Relations.

Website: http//www.wellsfargo.com/shareownerservices

Investor Relations

In the U.S.:	In Europe:
Kenneth D. McCuskey	John N. Langrick
Sauer-Danfoss Inc.	Sauer-Danfoss Inc.
2800 East 13th Street	Krokamp 35
Ames, Iowa 50010	24539 Neumünster
Phone: 515-239-6364	Germany
e-mail: kmccuskey@sauer-danfoss.com	Phone: 49 4321 871 190
e-mail: jlangrick@sauer-danfoss.com

Company Website
www.sauer-danfoss.com

Stock Exchange
Sauer-Danfoss Inc. common stock is listed on the New York Stock Exchange (SHS).

Form 10-K
The Form 10-K annual report to the Securities and Exchange Commission is available to stockholders upon written request to Sauer-Danfoss Inc. Investor Relations.

Independent Registered Public Accounting Firm
KPMG LLP
Des Moines, Iowa

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Appendix A

Sauer-Danfoss Inc.
2006 Omnibus Incentive Plan

Effective June 1, 2006

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Contents

Article 1. Establishment, Purpose, and Duration	III-66
Article 2. Definitions	III-66
Article 3. Administration	III-71
Article 4. Shares Subject to this Plan and Maximum Awards	III-72
Article 5. Eligibility and Participation	III-73
Article 6. Stock Options	III-74
Article 7. Stock Appreciation Rights	III-75
Article 8. Restricted Stock and Restricted Stock Units	III-76
Article 9. Performance Units/Performance Shares	III-78
Article 10. Cash-Based Awards and Other Stock-Based Awards	III-78
Article 11. Transferability of Awards	III-79
Article 12. Performance Measures	III-80
Article 13. Covered Employee Annual Incentive Award	III-81
Article 14. Nonemployee Director Awards	III-81
Article 15. Dividend Equivalents	III-82
Article 16. Beneficiary Designation	III-82
Article 17. Rights of Participants	III-82
Article 18. Change of Control	III-82
Article 19. Amendment, Modification, Suspension, and Termination	III-84
Article 20. Withholding	III-84
Article 21. Successors	III-84
Article 22. General Provisions	III-85

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Sauer-Danfoss Inc.

2006 Omnibus Incentive Plan

Article 1. Establishment, Purpose, and Duration

1.1 Establishment.   Sauer-Danfoss Inc., a Delaware corporation (hereinafter referred to as the “Company”), establishes an incentive compensation plan to be known as the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan (hereinafter referred to as the “Plan”), as set forth in this document.

This Plan permits the grant of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Covered Employee Annual Incentive Awards, Cash-Based Awards, and Other Stock-Based Awards.

This Plan shall become effective upon shareholder approval (the “Effective Date”) and shall remain in effect as provided in Section 1.3 hereof.

1.2 Purpose of this Plan.   The purpose of the Plan is to optimize the profitability and growth of the Company through incentives which are consistent with the Company’s goals, which link and align the personal interests of Participants to those of the Company’s stockholders, and which meet the definition of Performance-Based Compensation under Code Section 162(m) for tax deductibility purposes.

The Plan is further intended to provide flexibility to the Company in its ability to attract, motivate, and retain the services of Participants who make significant contributions to the Company’s success and to allow Participants to share in the success of the Company.

1.3 Duration of this Plan.   Unless sooner terminated as provided herein, this Plan shall terminate ten (10) years from the Effective Date. After this Plan is terminated, no further Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions and this Plan’s terms and conditions. Notwithstanding the foregoing, no Incentive Stock Options may be granted more than ten (10) years after the earlier of (a) adoption of this Plan by the Board, or (b) the Effective Date.

Article 2. Definitions

Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized.

2.1         “Affiliate” shall mean any corporation or other entity (including, but not limited to, a partnership or a limited liability company), that is affiliated with the Company through stock or equity ownership or otherwise, and is designated as an Affiliate for purposes of this Plan by the Committee.

2.2         “Annual Award Limit” or “Annual Award Limits” have the meaning set forth in Section 4.3.

2.3         “Award” means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units, Covered Employee Annual Incentive Awards, Cash-Based Awards, or Other Stock-Based Awards, in each case subject to the terms of this Plan.

2.4         “Award Agreement” means either (i) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (ii) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Committee, in its complete and sole discretion, may provide for the use of electronic, internet or

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other non-paper Award Agreements, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

2.5         “Beneficial Owner” or “Beneficial Ownership” shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

2.6         “Board” or “Board of Directors” means the Board of Directors of the Company.

2.7         “Cash-Based Award” means an Award, denominated in cash, granted to a Participant as described in Article 10.

2.8         “Change of Control” means, and shall be deemed to have occurred upon, any of the following events:

(a)           Any Person (other than those Persons in control of the Company as of the Effective Date, or other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company, or a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing thirty percent (30%) or more of the combined voting power of the Company’s then outstanding securities; provided, however, that a change in control shall not result from (a) Danfoss A/S, or (b) Klaus Murmann, any member or members of his immediate family or any entity or trust a majority of which is owned by Klaus Murmann or a member or members of his immediate family, acquiring securities of Sauer-Danfoss Inc. from the other, either directly, or indirectly by acquiring voting control of Danfoss Murmann Holding A/S or its successor; or

(b)          During any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board (and any new Director, whose election by the Company’s stockholders was approved by a vote of at least two-thirds (2/3) of the Directors then still in office who either were Directors at the beginning of the period or whose election or nomination for election was so approved), cease for any reason to constitute a majority thereof; or

(c)           The stockholders of the Company approve a plan of complete liquidation of the Company; or

(d)          The consummation of: (i) the sale or disposition of all or substantially all of the Company’s assets; or (ii) a merger, consolidation, or reorganization of the Company with or involving any other corporation or entity, other than a merger, consolidation, or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization.

However, in no event shall a “Change in Control” be deemed to have occurred, with respect to a Participant, if the Participant is part of a purchasing group which consummates the Change-in-Control transaction. A Participant shall be deemed “part of a purchasing group” for purposes of the preceding sentence if the Participant is an equity participant in the purchasing company or group (except for (i) passive ownership of less than one percent (1%) of the stock of the purchasing company; or (ii) ownership of equity participation in the purchasing company or group which is otherwise not significant, as determined prior to the Change in Control by a majority of the nonemployee continuing Directors).

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Notwithstanding anything to the contrary, to the extent any Award under this Plan is subject to Code Section 409A and the definition of Change in Control must be invoked in a Code Section 409A context, the Committee, in its complete and sole discretion, shall revise the above definition of “Change in Control” to comply with Code Section 409A, any regulations issued with respect to Code Section 409A and any other guidance issued the IRS and authoritative on the issue.

2.9         “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

2.10  “Committee” means the Compensation Committee of the Board or a subcommittee thereof, or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board. If the Committee does not exist or cannot function for any reason, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee. Notwithstanding anything to the contrary, the Committee which is vested with the authority to control and manage the operation and administration of the Plan shall consist of three of more members of the Board, each of whom constitutes either a Nonemployee Director (within the meaning of Rule 16b-3 of the Exchange Act) or an “outside director” (within the meanings of Regulation Section 1.162-27(e)(3)).

2.11  “Company” means Sauer-Danfoss Inc., a Delaware corporation, and any successor thereto as provided in Article 21 herein.

2.12  “Covered Employee” means any key Employee who

(a)          is or potentially may become a “Covered Employee” as defined in Code Section 162(m)(3), and

(b)          is designated, either as an individual Employee or class of Employees, by the Committee as a “Covered Employee” for purposes of this Plan with respect to an applicable Performance Period, by the earlier of

(i)             ninety (90) days after the beginning of the applicable Performance Period, or

(ii)         the date on which twenty-five percent (25%) of the applicable Performance Period has elapsed.

2.13  “Covered Employee Annual Incentive Award” means an Award granted to a Covered Employee as described in Article 13.

2.14  “Director” means any individual who is a member of the Board of Directors of the Company.

2.15  “Earnings Before Interest and Taxes” or “EBIT” means the Company’s earnings before income taxes, minority interests, and net interest expense of the Company, computed in accordance with generally accepted accounting principles, but shall exclude the effects of Extraordinary Items.

2.16  “Effective Date” has the meaning set forth in Section 1.1.

2.17  “Employee” means any individual designated as an employee of the Company, its Affiliates, and/or its Subsidiaries on the payroll records thereof. An Employee shall not include any individual during any period he or she is classified or treated by the Company, Affiliate, and/or Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency or any other entity other than the Company, Affiliate, and/or Subsidiary, without regard to whether such individual is subsequently determined to have been,

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or is subsequently retroactively reclassified as a common-law employee of the Company, Affiliate, and/or Subsidiary during such period.

2.18  “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.19  “Extraordinary Items” means (i) extraordinary, unusual, and/or nonrecurring items of gain or loss; (ii) gains or losses on the disposition of a business; (iii) changes in tax or accounting regulations or laws; or (iv) the effect of a merger or acquisition, all of which must be identified in the audited financial statements, including footnotes, or Management Discussion and Analysis section of the Company’s annual report.

2.20                            “Fair Market Value” or “FMV” means a price that is based on the opening, closing, actual, high, low, or average selling prices of a Share reported on the New York Stock Exchange (“NYSE”) on the applicable date, the preceding trading day, the next succeeding trading day, or an average of trading days, as determined by the Committee in its discretion. In the event that the Company’s shares are no longer traded on the NYSE, then Fair Market Value shall be determined by reference to such other exchange upon which the Company’s Shares are traded as may be designated by the Committee from time to time. Unless the Committee determines otherwise, Fair Market Value shall be deemed to be equal to the reported closing sale price of a Share on the most recent date on which Shares were publicly traded. In the event Shares are not publicly traded at the time a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made by the Committee in such manner as it deems appropriate. Such definition(s) of FMV shall be specified in each Award Agreement and may differ depending on whether FMV is in reference to the grant, exercise, vesting, settlement, or payout of an Award. Notwithstanding the foregoing, for purposes of avoiding the application of Code Section 409A, the Committee shall determine Fair Market Value relating to Awards in accordance with Proposed Regulation Section 1.409A-1(b)(5)(iv), or its successor provision in any subsequently issued final regulations on Code Section 409A, and such method of determining Fair Market Value shall be consistently applied.

2.21  “Grant Price” means the price established at the time of grant of an SAR pursuant to Article 7, used to determine whether there is any payment due upon exercise of the SAR.

2.22  “Incentive Stock Option” or “ISO” means an Option to purchase Shares granted under Article 6 to an Employee and that is designated as an Incentive Stock Option and that is intended to meet the requirements of Code Section 422, or any successor provision.

2.23  “Insider” shall mean an individual who is, on the relevant date, an officer, or Director of the Company, or a more than ten percent (10%) Beneficial Owner of any class of the Company’s equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board in accordance with Section 16 of the Exchange Act.

2.24  “Net Income” means the consolidated net income for the applicable Plan Year, as reported in the Company’s annual report to shareholders or as otherwise reported to shareholders.

2.25  “Nonemployee Director” means a Director who is not an Employee.

2.26  “Nonemployee Director Award” means any Award granted (other than an ISO), whether singly, in combination, or in tandem, to a Participant who is a Nonemployee Director pursuant to such applicable terms, conditions, and limitations as the Board or Committee may establish in accordance with this Plan.

2.27  “Nonqualified Stock Option” or “NQSO” means an Option that is not intended to meet the requirements of Code Section 422, or that otherwise does not meet such requirements.

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2.28  “Operating Cash Flow” means cash flow from operating activities as defined in SFAS Number 95, Statement of Cash Flows.

2.29  “Option” means an Incentive Stock Option or a Nonqualified Stock Option, as described in Article 6.

2.30  “Option Price” means the price at which a Share may be purchased by a Participant pursuant to an Option.

2.31  “Other Stock-Based Award” means an equity-based or equity-related Award not otherwise described by the terms of this Plan, granted pursuant to Article 10.

2.32  “Participant” means any eligible individual as set forth in Article 5 to whom an Award is granted.

2.33  “Performance-Based Compensation” means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for qualified performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

2.34  “Performance Measures” means measures as described in Article 12 on which the performance goals are based and which are approved by the Company’s shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.35  “Performance Period” means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.36  “Performance Share” means an Award under Article 9 herein and subject to the terms of this Plan, denominated in Shares, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.37  “Performance Unit” means an Award under Article 9 herein and subject to the terms of this Plan, denominated in units, the value of which at the time it is payable is determined as a function of the extent to which corresponding performance criteria have been achieved.

2.38  “Period of Restriction” means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, in its discretion), as provided in Article 8.

2.39  “Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a “group” as defined in Section 13(d) thereof.

2.40  “Plan” means the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan.

2.41  “Plan Year” means the calendar year.

2.42  “Restricted Stock” means an Award granted to a Participant pursuant to Article 8.

2.43  “Restricted Stock Unit” means an Award granted to a Participant pursuant to Article 8, except no Shares are actually awarded to the Participant on the date of grant.

2.44  “Share” means a share of common stock of the Company.

2.45  “Share Authorization” means the maximum number of Shares which may be issued under the Plan as set forth in Section 4.1(a).

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2.46  “Stock Appreciation Right” or “SAR” means an Award, designated as a SAR, pursuant to the terms of Article 7 herein.

2.47  “Subsidiary” means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, a proprietary interest of more than fifty percent (50%) by reason of stock ownership or otherwise.

2.48  “Third Party Service Provider” means any consultant, agent, advisor, or independent contractor who renders services to the Company, a Subsidiary, or an Affiliate that (a) are not in connection with the offer and sale of the Company’s securities in a capital raising transaction, and (b) do not directly or indirectly promote or maintain a market for the Company’s securities.

Article 3. Administration

3.1 General.   The Committee shall be responsible for administering this Plan, subject to this Article 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other individuals, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such individuals. All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2 Authority of the Committee.   The Committee shall have full and exclusive discretionary power to interpret the terms and the intent of this Plan and any Award Agreement or other agreement or document ancillary to or in connection with this Plan, to determine eligibility for Awards and to adopt such rules, regulations, forms, instruments, and guidelines for administering this Plan as the Committee may deem necessary or proper. Such authority shall include, but not be limited to, selecting Award recipients, establishing all Award terms and conditions (including performance criteria and restrictions), including the terms and conditions set forth in Award Agreements, granting Awards as an alternative to or as the form of payment for grants or rights earned or due under compensation plans or arrangements of the Company, construing any ambiguous provision of the Plan or any Award Agreement, and, subject to Article 19, adopting modifications and amendments to this Plan or any Award Agreement, including without limitation, any that are necessary to comply with the laws of the countries and other jurisdictions in which the Company, its Affiliates, and/or its Subsidiaries operate. In making any such Award determinations, the Committee may take into account the nature of services rendered by the respective Employee, Director or other individual, his or her present and potential future contribution to the Company’s success and such other factors as the Committee deems relevant.

3.3 Delegation.   Except to the extent prohibited by applicable Federal or State law or the rules of any stock exchange, the Committee may allocate or delegate to one or more of its members or to one or more officers of the Company, and/or its Subsidiaries and Affiliates or to one or more agents or advisors such administrative duties or powers as it may deem advisable. Any such allocation or delegation may be revoked by the Committee at any time. The Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee:

(a)          designate Employees to be recipients of Awards; or

(b)         determine the size of any such Awards; provided, however:

(i)             the Committee shall not delegate such responsibilities to any such officer for Awards granted to an Employee who is considered an Insider;

III-71

(ii)         the resolution providing such authorization sets forth the total number of Awards and Shares subject to such Awards such officer(s) may grant; and

(iii)     the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.

Article 4. Shares Subject to this Plan and Maximum Awards

4.1 Number of Shares Available for Awards.

(a)          Subject to adjustment as provided in Section 4.4, the maximum number of Shares available for issuance to Participants under this Plan on or after the Effective Date shall be three million five hundred thousand (3,500,000) Shares.

(b)         The maximum number of Shares of the Share Authorization that may be issued pursuant to ISOs under this Plan shall be three million five hundred thousand (3,500,000) Shares.

4.2 Share Usage.   Shares covered by an Award shall only be counted as used to the extent they are actually issued under the Plan. Any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, are settled in cash in lieu of Shares, or are exchanged with the Committee’s permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for grant under this Plan. Moreover, if the Option Price of any Option granted under this Plan or the tax withholding requirements with respect to any Award granted under this Plan are satisfied by tendering Shares to the Company (by either actual delivery or by attestation), or if an SAR is exercised, only the number of Shares issued, net of the Shares tendered, if any, will be deemed delivered for purposes of determining the maximum number of Shares available for delivery under this Plan. The Shares available for issuance under this Plan may be authorized and unissued Shares or treasury Shares (including Shares purchased in the open market or in private transactions).

4.3 Annual Award Limits.   Unless and until the Committee determines that an Award to a Covered Employee shall not be designed to qualify as Performance-Based Compensation, the following limits (each an “Annual Award Limit” and, collectively, “Annual Award Limits”) shall apply to grants of such Awards under this Plan:

(a)          Options: The maximum aggregate number of Shares subject to Options granted in any one Plan Year to any one Participant shall be five hundred thousand (500,000).

(b)         SARs: The maximum number of Shares subject to Stock Appreciation Rights granted in any one Plan Year to any one Participant shall be five hundred thousand (500,000).

(c)          Restricted Stock or Restricted Stock Units: The maximum aggregate grant with respect to Awards of Restricted Stock or Restricted Stock Units in any one Plan Year to any one Participant shall be two hundred fifty thousand (250,000).

(d)         Performance Units or Performance Shares: The maximum aggregate Award of Performance Units or Performance Shares that a Participant may receive in any one Plan Year shall be five hundred thousand (500,000) Shares, or equal to the value of five hundred thousand (500,000) Shares determined as of the date of vesting or payout, as applicable.

(e)          Covered Employee Annual Incentive Award. The maximum aggregate amount awarded or credited in any one Plan Year with respect to a Covered Employee Annual Incentive Award shall be determined in accordance with Article 13.

(f)            Cash-Based Awards: The maximum aggregate amount awarded or credited with respect to Cash-Based Awards to any one Participant in any one Plan Year may not exceed the value of the

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greater of ten million dollars ($10,000,000) or five hundred thousand (500,000) Shares determined as of the date of vesting or payout, as applicable.

(g)          Other Stock-Based Awards. The maximum aggregate grant with respect to Other Stock-Based Awards pursuant to Section 10.2 to any one Participant in any one Plan Year may not exceed the value of the greater of ten million dollars ($10,000,000) or five hundred thousand (500,000) Shares determined as of the date of vesting or payout, as applicable.

4.4 Adjustments in Authorized Shares.   In the event of any corporate event or transaction (including, but not limited to, a change in the Shares of the Company or the capitalization of the Company) such as a merger, consolidation, reorganization, recapitalization, separation, partial or complete liquidation, stock dividend, stock split, reverse stock split, split up, spin-off, or other distribution of stock or property of the Company, combination of Shares, exchange of Shares, dividend in kind, or other like change in capital structure, number of outstanding Shares or distribution (other than normal cash dividends) to shareholders of the Company, or any similar corporate event or transaction, the Committee, in its sole discretion, in order to prevent dilution or enlargement of Participants’ rights under this Plan, in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems equitable, to substitute or adjust, as applicable, the number and kind of Shares that are reserved for issuance under this Plan or under particular forms of Awards, the number and kind of Shares subject to outstanding Awards, the Option Price or Grant Price applicable to outstanding Awards, the Annual Award Limits, and other value determinations applicable to outstanding Awards. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

The Committee, in its sole discretion, may also make appropriate adjustments in the terms of any Awards under this Plan to reflect or related to such changes or distributions and to modify any other terms of outstanding Awards, including modifications of performance goals and changes in the length of applicable Performance Periods. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

Notwithstanding anything to the contrary in this Section 4.4, no adjustment shall be authorized to be made if and to the extent that such authority or the making of such adjustment would cause an Award granted under this Plan which is intended to qualify as Performance-Based Compensation under Code Section 162(m) and regulations thereunder to otherwise fail to so qualify.

Subject to the provisions of Article 19 and notwithstanding anything else herein to the contrary, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate (including, but not limited to, a conversion of equity awards into Awards under this Plan in a manner consistent with paragraph 53 of FASB Interpretation No. 44), subject to compliance with the rules under Code Sections 422 and 424, as and where applicable.

Article 5. Eligibility and Participation

5.1 Eligibility.   Individuals eligible to participate in this Plan include all Employees, Directors, and Third Party Service Providers.

5.2 Actual Participation.   Subject to the provisions of this Plan, the Committee shall, from time to time, select from all eligible individuals identified in Section 5.1, those individuals to whom Awards shall be granted and shall determine, in its sole discretion, the nature of, any and all terms permissible by law, and the amount of each Award.

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Article 6. Stock Options

6.1 Grant of Options.   Subject to the terms and provisions of this Plan, Options may be granted to Participants in such number, and upon such terms, and at any time and from time to time as shall be determined by the Committee, in its sole discretion; provided that ISOs may be granted only to eligible Employees of the Company or of any parent or subsidiary corporation (as permitted under Code Sections 422 and 424) and may not be granted in a number which would result in the underlying Shares having an aggregate Fair Market Value (measured on the date of grant) which exceeds $100,000 as of the date those ISOs first become exercisable in any one calendar year. In the event that Code Section 409A is determined to be applicable to any Options granted, if the Employee is employed by an Affiliate and/or Subsidiary which is not part of the Company’s controlled group of corporations as determined within the meaning of Code Section 414(b) or 414(c), then such Options shall be immediately null and void.

6.2 Award Agreement.   Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the maximum duration of the Option, the number of Shares to which the Option pertains, the conditions upon which an Option shall become vested and exercisable, and such other provisions as the Committee shall determine which are not inconsistent with the terms of this Plan. The Award Agreement also shall specify whether the Option is intended to be an ISO or a NQSO.

6.3 Option Price.   The Option Price for each grant of an Option under this Plan shall be determined by the Committee in its sole discretion and shall be specified in the Award Agreement; provided, however, the Option Price must be at least equal to one hundred percent (100%) of the FMV of the Shares as determined on the date of grant. Notwithstanding the foregoing, in the event that an ISO is granted to an Employee who possesses more than 10% of the total combined voting power of all classes of stock of the Company, taking into account the attribution rules of Code Section 422(d), the Option Price for each grant of such an ISO shall be determined by the Committee on the date of grant and shall not be less than 110% of the FMV of the Share on such date of grant.

6.4 Term of Options.   Each Option granted to a Participant shall expire at such time as the Committee shall determine at the time of grant; provided, however, no Option shall be exercisable later than the tenth (10th) anniversary date of its grant; provided, however, in the event that an ISO is granted to an Employee who possesses more than 10% of the total combined voting power of all classes of stock of the Company, taking into account the attribution rules of Code Section 422(d), such ISOs shall not be exercisable later than the fifth (5th) anniversary of their grant. Any Option not exercised within these time periods shall automatically terminate at the expiration of such period.

6.5 Exercise of Options.   Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant. Options granted under this Article 6 shall be exercised by the delivery of a written or electronic notice of exercise to the Company (or an agent designated by the Company in a form specified or accepted by the Committee), or by complying with any alternative procedures which may be authorized or required by the Committee, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

6.6 Payment.   A condition of the issuance of the Shares as to which an Option shall be exercised shall be the payment of the Option Price. The Option Price of any Option shall be payable to the Company in full either: (a) in cash or its equivalent; (b) by tendering (either by actual delivery or attestation) previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the Option Price (provided that except as otherwise determined by the Committee, the Shares that are tendered must have been held by the Participant for at least six (6) months (or such other period, if any, as the Committee may permit) prior to their tender to satisfy the Option Price if acquired under this Plan or any other compensation plan maintained by the Company or have been purchased on the open market); (c) by a

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cashless (broker-assisted) exercise; (d) by a combination of (a), (b) and/or (c); or (e) any other method approved or accepted by the Committee in its sole discretion.

Subject to any governing rules or regulations, as soon as practicable after receipt of written or electronic notification of exercise and full payment (including satisfaction of any applicable tax withholding), the Company shall deliver to the Participant evidence of book entry Shares, or upon the Participant’s request, Share certificates in an appropriate amount based upon the number of Shares purchased under the Option(s).

Unless otherwise determined by the Committee, all payments under all of the methods indicated above shall be paid in United States dollars.

6.7 Restrictions on Share Transferability.   The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares. Such terms and conditions may include required forfeiture of Options or gains realized upon exercise thereof, for a specified period after exercise, in the event the Participant fails to comply with conditions relating to noncompetition, nondisclosure, nonsolicitation or noninterference with employees, suppliers or customers or other conditions specified by the Committee.

6.8 Termination of Employment.   Each Participant’s Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant’s employment or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be; provided, however, that an ISO shall not be exercisable later than three (3) months following the termination of the Participant’s employment with the Company, its Affiliates, and/or its Subsidiaries, as the case may be, or later than one year if the termination is due to disability. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination.

6.9 Notification of Disqualifying Disposition.   If any Participant shall make any disposition of Shares issued pursuant to the exercise of an ISO under the circumstances described in Code Section 421(b) (relating to certain disqualifying dispositions), such Participant shall notify the Company of such disposition within ten (10) days thereof.

Article 7. Stock Appreciation Rights

7.1 Grant of SARs.   Subject to the terms and conditions of this Plan, SARs may be granted to Participants at any time and from time to time as shall be determined by the Committee. In the event that Code Section 409A is determined to be applicable to any SARs granted, the underlying Shares subject to the SAR must constitute “stock of the service recipient” as defined in the Department of Treasury regulations (or any other applicable guidance) relating to Code Section 409A and the Employee must be employed by an Affiliate and/or Subsidiary which is part of the Company’s controlled group of corporations such that the employing entity meets the definition of a “service recipient” as defined in the Department of Treasury regulations (or any other applicable guidance) relating to Code Section 409A.

Subject to the terms and conditions of this Plan, the Committee shall have complete discretion in determining the number of SARs granted to each Participant and, consistent with the provisions of this Plan, in determining the terms and conditions pertaining to such SARs.

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The Grant Price for each grant of a SAR shall be determined by the Committee and shall be specified in the Award Agreement; provided, however, the Grant Price on the date of grant must be at least equal to one hundred percent (100%) of the FMV of the Shares as determined on the date of grant.

7.2 SAR Agreement.   Each SAR Award shall be evidenced by an Award Agreement that shall specify the Grant Price, the number of underlying Shares subject to the SAR, the term of the SAR, and such other provisions as the Committee shall determine.

7.3 Term of SAR.   The term of an SAR granted under this Plan shall be determined by the Committee, in its sole discretion, and except as determined otherwise by the Committee and specified in the SAR Award Agreement, no SAR shall be exercisable later than the tenth (10th) anniversary date of its grant. Notwithstanding the foregoing, for SARs granted to Participants not subject to the laws of the United States at the time of grant, the Committee has the authority to grant SARs that have a term greater than ten (10) years.

7.4 Exercise of SARs.   SARs granted under this Article 7 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which terms and restrictions need not be the same for each grant or for each Participant. SARs granted under this Article 7 shall be exercised by the delivery of a written or electronic notice of exercise to the Company or an agent designated by the Company in a form specified or accepted by the Committee, or by complying with any alternative procedures which may be authorized or required by the Committee, setting forth the number of Shares with respect to which the SAR is to be exercised.

7.5 Settlement of SAR Amount.   Upon the exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a)          The excess of the Fair Market Value of a Share on the date of exercise over the Grant Price; by

(b)         The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

7.6 Termination of Employment.   Each Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant’s employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

7.7 Other Restrictions.   The Committee shall impose such other conditions and/or restrictions on any Shares received upon exercise of an SAR granted pursuant to this Plan as it may deem advisable or desirable. These restrictions may include, but shall not be limited to, a requirement that the Participant hold the Shares received upon exercise of an SAR for a specified period of time.

Article 8. Restricted Stock and Restricted Stock Units

8.1 Grant of Restricted Stock or Restricted Stock Units.   Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Participants in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Shares are actually awarded to the Participant on the date of grant.

8.2 Restricted Stock or Restricted Stock Unit Agreement.   Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction,

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the number of Shares of Restricted Stock or the number of Restricted Stock Units granted as of a certain date, and such other provisions as the Committee shall determine.

8.3 Other Restrictions.   The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to this Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company’s possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), and Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion shall determine.

8.4 Certificate Legend.   In addition to any legends placed on certificates pursuant to Section 8.3, each certificate representing Shares of Restricted Stock granted pursuant to this Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:

The sale or transfer of Shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Sauer-Danfoss Inc. 2006 Omnibus Incentive Plan, and in the associated Award Agreement. A copy of this Plan and such Award Agreement may be obtained from Sauer-Danfoss Inc.

8.5 Voting Rights.   Unless otherwise determined by the Committee and set forth in a Participant’s Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

8.6 Termination of Employment.   Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and/or Restricted Stock Units following termination of the Participant’s employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

8.7 Section 83(b) Election.   The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Code Section 83(b). If a Participant makes an election pursuant to Code Section 83(b) concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

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Article 9. Performance Units/Performance Shares

9.1 Grant of Performance Units/Performance Shares.   Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Performance Units and/or Performance Shares to Participants in such amounts and upon such terms as the Committee shall determine.

9.2 Value of Performance Units/Performance Shares.   Each Performance Unit shall have an initial per unit value that is established by the Committee at the time of grant. Each Performance Share shall have an initial per share value equal to the Fair Market Value of a Share on the date of grant. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or number of Performance Units/Performance Shares that will be paid out to the Participant.

9.3 Earning of Performance Units/Performance Shares.   Subject to the terms of this Plan, after the applicable Performance Period has ended, the holder of Performance Units/Performance Shares shall be entitled to receive payout on the value and number of Performance Units/Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance goals have been achieved.

9.4 Form and Timing of Payment of Performance Units/Performance Shares.   Payment of earned Performance Units/Performance Shares shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of this Plan, the Committee, in its sole discretion, may pay earned Performance Units/Performance Shares in the form of cash or in Shares (or in a combination thereof) with the amount of any cash payment being equal to the value of the earned Performance Units/Performance Shares at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period. Any Shares may be granted subject to any restrictions deemed appropriate by the Committee. The determination of the Committee with respect to the form of payout of such Awards shall be set forth in the Award Agreement pertaining to the grant of the Award.

9.5 Restrictions on Share Transferability.   The Committee may impose such restrictions on any Shares acquired pursuant to the payment of a Performance Unit or Performance Share granted under this Article 9 as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares.

9.6 Termination of Employment.   Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Performance Units and/or Performance Shares following termination of the Participant’s employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Awards of Performance Units or Performance Shares issued pursuant to this Plan, and may reflect distinctions based on the reasons for termination.

Article 10. Cash-Based Awards and Other Stock-Based Awards

10.1 Grant of Cash-Based Awards.   Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Cash-Based Awards to Participants in such amounts and upon such terms as the Committee may determine.

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10.2 Other Stock-Based Awards.   The Committee may grant other types of equity-based or equity-related Awards not otherwise described by the terms of this Plan (including the grant or offer for sale of unrestricted Shares) in such amounts and subject to such terms and conditions, as the Committee shall determine. Such Awards may involve the transfer of actual Shares to Participants, or payment in cash or otherwise of amounts based on the value of Shares (so long as the value of such Shares as of the date of grant of the Award is based on the FMV of such Shares as of the date of grant) and may include, without limitation, Awards designed to comply with or take advantage of the applicable local laws of jurisdictions other than the United States.

10.3 Value of Cash-Based and Other Stock-Based Awards.   Each Cash-Based Award shall specify a payment amount or payment range as determined by the Committee. Each Other Stock-Based Award shall be expressed in terms of Shares or units based on Shares, as determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value of Cash-Based Awards or Other Stock-Based Awards that will be paid out to the Participant will depend on the extent to which the performance goals are met.

10.4 Payment of Cash-Based Awards and Other Stock-Based Awards.   Payment, if any, with respect to a Cash-Based Award or an Other Stock-Based Award shall be made in accordance with the terms of the Award, in cash or Shares as the Committee determines.

10.5 Restrictions on Share Transferability.   The Committee may impose such restrictions on any Shares acquired pursuant to the payment of a Cash-Based Award or Other Stock-Based Award granted under this Article 10 as it may deem advisable, including, without limitation, minimum holding period requirements, restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, or under any blue sky or state securities laws applicable to such Shares.

10.6 Termination of Employment.   The Committee shall determine the extent to which the Participant shall have the right to receive Cash-Based Awards or Other Stock-Based Awards following termination of the Participant’s employment with or provision of services to the Company, its Affiliates, and/or its Subsidiaries, as the case may be. Such provisions shall be determined in the sole discretion of the Committee, such provisions may be included in an agreement entered into with each Participant, but need not be uniform among all Awards of Cash-Based Awards or Other Stock-Based Awards issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination.

Article 11. Transferability of Awards

11.1 Transferability of Incentive Stock Options.   No ISO granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under Article 6 shall be exercisable during his or her lifetime only by such Participant.

11.2 All Other Awards.   Except as otherwise provided in a Participant’s Award Agreement or otherwise determined at any time by the Committee, no Award granted under this Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution; provided that the Board or Committee may permit further transferability, on a general or a specific basis, and may impose conditions and limitations on any permitted transferability. Further, except as otherwise provided in a Participant’s Award Agreement or otherwise determined at any time by the Committee, or unless the Board or Committee decides to permit further transferability, all Awards granted to a Participant under this Plan shall be exercisable during his or her lifetime only by such Participant. With respect to those Awards (other than ISOs), if any, that are permitted to be transferred to another individual, references in this Plan to exercise or payment related to such Awards by or to the

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Participant shall be deemed to include, as determined by the Committee, the Participant’s permitted transferee.

Article 12. Performance Measures

12.1 Performance Measures.   The performance goals, upon which the payment or vesting of an Award to a Covered Employee (other than a Covered Employee Annual Incentive Award awarded or credited pursuant to Article 13) that is intended to qualify as Performance-Based Compensation, shall be selected by the Committee in its complete and sole discretion but shall be limited to one or more of the following Performance Measures:

(a)          Net earnings or net income (before or after taxes);

(b)         Earnings per share;

(c)          Net sales or revenue growth;

(d)         Net operating profit;

(e)          Return measures (including, but not limited to, return on assets, return on net assets, capital, invested capital, equity, sales, or revenue);

(f)            Cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment);

(g)          EBIT or earnings before or after taxes, interest, depreciation, and/or amortization;

(h)         Gross or operating margins;

(i)            Productivity ratios;

(j)             Share price (including, but not limited to, growth measures and total shareholder return);

(k)         Expense targets;

(l)            Margins;

(m)     Operating efficiency;

(n)         Market share;

(o)         Customer satisfaction;

(p)         Working capital targets; and

(q)         Economic value added or EVA® (net operating profit after tax minus the sum of capital multiplied by the cost of capital).

Any Performance Measure(s) may be used to measure the performance of the Company, Subsidiary, and/or Affiliate, as the case may be, as a whole or any business unit of the Company, Subsidiary, and/or Affiliate, as the case may be, or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (j) above as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Article 12.

12.2 Evaluation of Performance.   The Committee may provide in any such Award that any evaluation of performance may include or exclude any of the following events that occurs during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in

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tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to shareholders for the applicable year, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses. To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

12.3 Adjustment of Performance-Based Compensation.   Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Committee shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis or any combination, as the Committee determines is necessary to reach an equitable result. For Awards that are not intended to qualify as Performance-Based Compensation, the Committee shall retain the discretion to adjust such Awards upward or downward, either on a formula or discretionary basis or any combination, as the Committee determines.

12.4 Committee Discretion.   In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting on Performance Measures other than those set forth in Section 12.1.

Article 13. Covered Employee Annual Incentive Award

13.1 Establishment of Incentive Pool.   The Committee may designate certain Covered Employees to be eligible to receive a monetary payment in any Plan Year based on a percentage of an incentive pool equal to the greater of: (i) fifteen percent (15%) of the Company’s EBIT for this Plan Year, (ii) ten percent (10%) of the Company’s Operating Cash Flow for this Plan Year, or (iii) fifty percent (50%) of the Company’s Net Income for this Plan Year. The Committee shall allocate an incentive pool percentage to each designated Covered Employee at the beginning of each Plan Year. In no event may (1) the incentive pool percentage for any one Covered Employee exceed fifty percent (50%) of the total pool and (2) the sum of the incentive pool percentages for all Covered Employees cannot exceed one hundred percent (100%) of the total pool.

13.2 Determination of Covered Employees’ Portions.   As soon as possible after the determination of the total incentive pool for a Plan Year, the Committee shall calculate each Covered Employee’s allocated portion of the incentive pool based upon the percentage established at the beginning of the applicable Plan Year. Each Covered Employee’s incentive award then shall be determined by the Committee based on the Covered Employee’s allocated portion of the incentive pool subject to adjustment in the sole discretion of the Committee. In no event may the portion of the incentive pool allocated to a Covered Employee be increased in any way, including as a result of the reduction of any other Covered Employee’s allocated portion. The Committee shall retain the discretion to adjust such Awards downward.

Article 14. Nonemployee Director Awards

The Board or Committee shall determine all Awards to Nonemployee Directors. The terms and conditions of any grant to any such Nonemployee Director shall be set forth in an Award Agreement.

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Article 15. Dividend Equivalents

Any Participant selected by the Committee may be granted dividend equivalents based on the dividends declared on Shares that are subject to any Award or as otherwise determined by the Committee for any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Committee. Such dividend equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee. Notwithstanding the foregoing, the Committee in its discretion, may choose, prior to granting any Award, in lieu of crediting dividend equivalents to pay out all dividend equivalents in cash currently and simultaneously with the dividend payment date.

Article 16. Beneficiary Designation

Each Participant under this Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under this Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Committee, and will be effective only when filed by the Participant in writing with the Company during the Participant’s lifetime. In the absence of any such beneficiary designation, benefits remaining unpaid or rights remaining unexercised at the Participant’s death shall be paid to or exercised by the Participant’s executor, administrator, or legal representative.

Article 17. Rights of Participants

17.1 Employment.   Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries, to terminate any Participant’s employment or service on the Board or with the Company, its Affiliates, and/or its Subsidiaries at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his or her employment or service as a Director or Third Party Service Provider for any specified period of time.

Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, its Affiliates, and/or its Subsidiaries and, accordingly, subject to Articles 3 and 19, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

17.2 Participation.   No individual shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

17.3 Rights as a Shareholder.   Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

Article 18. Change of Control

18.1 Change of Control of the Company.   Upon the occurrence of a Change of Control, unless otherwise specifically prohibited under applicable laws or by the rules and regulations of any governing governmental agencies or national securities exchanges, or unless the Committee shall determine otherwise in the Award Agreement:

(a)          Subject to paragraph (f) immediately below, any and all Options granted hereunder shall become immediately vested and exercisable;

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(b)         Any and all SARs granted hereunder shall become immediately vested and exercisable, and shall remain exercisable throughout their entire term;

(c)          Any Period of Restriction and restrictions imposed on Restricted Stock or Restricted Stock Units shall lapse;

(d)         The incentive pool used to determine Covered Employee Annual Incentive Awards shall be based on the EBIT or Operating Cash Flow or Net Income of the Plan Year immediately preceding the year of the Change of Control, or such other method of payment as may be determined by the Committee at the time of the Award or thereafter but prior to the Change of Control;

(e)          The target payout opportunities attainable under all outstanding Awards of performance-based Restricted Stock, performance-based Restricted Stock Units, Performance Units, and Performance Shares, shall be deemed to have been fully earned based on targeted performance being attained as of the effective date of the Change of Control;

(i)             The vesting of all Awards denominated in Shares shall be accelerated as of the effective date of the Change of Control, and shall be paid out to Participants within thirty (30) days following the effective date of the Change of Control. The Committee has the authority to pay all or any portion of the value of the Shares in cash;

(ii)         Awards denominated in cash shall be paid to Participants in cash within thirty (30) days following the effective date of the Change of Control;

(f)            Subject to the acceleration of vesting of outstanding Options, the Committee, in its discretion, may provide that in the event of a Change of Control pursuant to Section 2.8(b), (c), or (d), no later than ten (10) days after the approval by the shareholders of the Company of such merger, consolidation, reorganization, sale, lease, or exchange of assets or dissolution or such election of directors, or in the event of a Change of Control pursuant to Section 2.8(a), no later than thirty (30) days after the occurrence of such Change of Control, that (i) Options may be exercised in full only for a limited period of time on or before a specified date (before or after such Change of Control) fixed by the Committee, after which specified date all unexercised Options and all rights of the Participants thereunder shall terminate, or (ii) require the mandatory surrender to the Company by selected Participants of some or all of the outstanding Options held by such Participants as of a date, before or after such Change of Control, specified by the Committee, in which event the Committee shall thereupon cancel such Options and the Company shall pay to each Participant an amount of cash per Share equal to the excess, if any of the “Change of Control Value” of the Shares subject to such Option over the Option Price(s) under such Options for such Shares.

(g)          For the purpose of Section 18.1(f)(ii), “Change of Control Value” shall equal the amount determined in clause (i), (ii), or (iii), whichever is applicable, as follows: (i) the per Share price offered to shareholders of the Company in any such merger, consolidation, reorganization, sale of assets, or dissolution transaction, (ii) the price per Share offered to shareholders of the Company in any tender offer or exchange offer whereby a Change of Control takes place, or (iii) if such Change of Control occurs other than pursuant to a tender or exchange offer, the Fair Market Value per Share of the Shares in which such Options being surrendered are exercisable, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Options. In the event that the consideration offered to shareholders of the Company in any transaction described in Section 2.8 consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

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Article 19. Amendment, Modification, Suspension, and Termination

19.1 Amendment, Modification, Suspension, and Termination.   Subject to Section 19.3, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate this Plan and any Award Agreement in whole or in part; provided, however, that, without the prior approval of the Company’s shareholders and except as provided in Section 4.4, Options or SARs issued under this Plan will not be repriced, replaced, or regranted through cancellation, or by lowering the Option Price of a previously granted Option or the Grant Price of a previously granted SAR, and no material amendment of this Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule.

19.2 Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.   The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.4 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan. The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

19.3 Awards Previously Granted.   Notwithstanding any other provision of this Plan to the contrary (other than Section 19.4), no termination, amendment, suspension, or modification of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

19.4 Amendment to Conform to Law.   Notwithstanding any other provision of this Plan to the contrary, the Board of Directors may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A), and to the administrative regulations and rulings promulgated thereunder.

Article 20. Withholding

20.1 Tax Withholding.   The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

20.2 Share Withholding.   With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock and Restricted Stock Units, or upon the achievement of performance goals related to Performance Shares or Performance Units, or any other taxable event arising as a result of an Award granted hereunder, the Committee may elect or Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction. All such elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Article 21. Successors

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct

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or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 22. General Provisions

22.1 Forfeiture Events.

(a)          The Committee may specify in an Award Agreement that the Participant’s rights, payments, and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, termination of employment for cause, termination of the Participant’s provision of services to the Company, Affiliate, and/or Subsidiary, violation of material Company, Affiliate, and/or Subsidiary policies, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the Participant, or other conduct by the Participant that is detrimental to the business or reputation of the Company, its Affiliates, and/or its Subsidiaries.

(b)         If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the securities laws, if the Participant knowingly or grossly negligently engaged in the misconduct, or knowingly or grossly negligently failed to prevent the misconduct, or if the Participant is one of the individuals subject to automatic forfeiture under Section 304 of the Sarbanes-Oxley Act of 2002, the Participant shall reimburse the Company the amount of any payment in settlement of an Award earned or accrued during the twelve- (12-) month period following the first public issuance or filing with the United States Securities and Exchange Commission (whichever just occurred) of the financial document embodying such financial reporting requirement.

22.2 Legend.   The certificates for Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

22.3 Gender and Number.   Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

22.4 Severability.   In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

22.5 Requirements of Law.   The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

22.6 Delivery of Title.   The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

(a)          Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b)         Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

22.7 Inability to Obtain Authority.   The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary

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to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

22.8 Investment Representations.   The Committee may require any individual receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

22.9 Employees Based Outside of the United States.   Notwithstanding any provision of this Plan to the contrary, in order to comply with the laws in other countries in which the Company, its Affiliates, and/or its Subsidiaries operate or have Employees, Directors, or Third Party Service Providers, the Committee, in its sole discretion, shall have the power and authority to:

(a)          Determine which Affiliates and Subsidiaries shall be covered by this Plan;

(b)         Determine which Employees, Directors, or Third Party Service Providers outside the United States are eligible to participate in this Plan;

(c)          Modify the terms and conditions of any Award granted to Employees, Directors or Third Party Service Providers outside the United States to comply with applicable foreign laws;

(d)         Establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable. Any subplans and modifications to Plan terms and procedures established under this Section 22.9 by the Committee shall be attached to this Plan document as appendices; and

(e)          Take any action, before or after an Award is made, that it deems advisable to obtain approval or comply with any necessary local government regulatory exemptions or approvals.

Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate applicable law.

22.10 Uncertificated Shares.   To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

22.11 Unfunded Plan.   Participants shall have no right, title, or interest whatsoever in or to any investments that the Company, and/or its Subsidiaries, and/or its Affiliates may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company, its Subsidiaries, and/or its individual under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company, a Subsidiary, or an Affiliate, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company, a Subsidiary, or an Affiliate, as the case may be and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Plan.

22.12 No Fractional Shares.   No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

22.13 Retirement and Welfare Plans.   Neither Awards made under this Plan nor Shares or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under the Company’s or any Subsidiary’s or Affiliate’s retirement plans (both qualified

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and non-qualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit.

22.14 Deferred Compensation.   No deferral of compensation (as defined under Code Section 409A or guidance thereto) is intended under this Plan. Notwithstanding this intent, if any Award would be considered deferred compensation as defined under Code Section 409A and if this Plan fails to meet the requirements of Code Section 409A with respect to such Award, then such Award shall be null and void. However, the Committee may permit deferrals of compensation pursuant to the terms of a separate plan which meets the requirements of Code Section 409A and any related guidance. Additionally, to the extent any Award is subject to Code Section 409A, notwithstanding any provision herein to the contrary, the Plan does not permit the acceleration of the time or schedule of any distribution related to such Award, except as permitted by Code Section 409A, the regulations thereunder, and/or the Secretary of the United States Treasury.

22.15 Nonexclusivity of this Plan.   The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

22.16 No Constraint on Corporate Action.   Nothing in this Plan shall be construed to: (i) limit, impair, or otherwise affect the Company’s or a Subsidiary’s or an Affiliate’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or, (ii) limit the right or power of the Company or a Subsidiary or an Affiliate to take any action which such entity deems to be necessary or appropriate.

22.17 Governing Law.   The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction. Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of Delaware, to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

22.18 Indemnification.   Subject to requirements of Delaware law, each individual who is or shall have been a member of the Board, or a Committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Article 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

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